EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

by and between

KINDRED HEALTHCARE OPERATING, INC.,

KINDRED HEALTHCARE, INC.,

VIBRA HEALTHCARE II, LLC

and

VIBRA HEALTHCARE LLC

Dated as of April 24, 2013

ARTICLE I CERTAIN DEFINITIONS	1

1.1 Defined Terms	1

1.2 Terms Generally	20

ARTICLE II PURCHASE AND SALE OF ASSETS	20

2.1 Sale of Assets	20

2.2 Excluded Assets	22

2.3 Assumption of Liabilities	23

2.4 Excluded Liabilities	24

2.5 Purchase Price	25

2.6 Purchase Price Allocation	25

ARTICLE III CLOSINGS	26

3.1 Closings	26

3.2 Transfer of Purchased Assets	27

3.3 Possession	27

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLER	27

4.1 Corporate	28

4.2 Financial Statements; Undisclosed Liabilities	29

4.3 Taxes	29

4.4 Real Property	29

4.5 Title to Purchased Assets; Absence of Encumbrances	32

4.6 Intellectual Property	32

4.7 Material Contracts	33

4.8 Consents	34

4.9 Litigation	34

4.10 Certain Healthcare Matters	34

4.11 Employees	39

4.12 Employee Benefit Plans	39

4.13 Environmental Matters	40

4.14 Absence of Certain Changes	41

4.15 Brokers and Finders	41

4.16 WARN Act	41

4.17 Average Length of Stay	41

4.18 Inventory	41

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4.19 Receivables	42

4.20 Insurance	42

4.21 No Other Representations or Warranties; Reliance on Representations and Warranties	42

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	42

5.1 Corporate	43

5.2 Acknowledgment	43

5.3 Litigation	44

5.4 Brokers and Finders	44

5.5 Financing Terms	44

5.6 Solvency	45

5.7 No Other Representations or Warranties; Reliance on Representations and Warranties	45

ARTICLE VI COVENANTS	45

6.1 Conduct of the Business	45

6.2 Certain Tax Matters	47

6.3 Reasonable Best Efforts; Cooperation; Regulatory Filings	48

6.4 Financing	49

6.5 Announcement; Nondisclosure	51

6.6 Employees	53

6.7 Employee Benefits	55

6.8 Efforts and Actions	56

6.9 Overhead and Shared Services; National Contracts	57

6.10 Risk of Loss; Casualty Loss; Condemnation	57

6.11 Title Matters	59

6.12 Lease Guaranties	60

6.13 Use of Trademarks	61

ARTICLE VII CLOSING CONDITIONS	61

7.1 Conditions to Obligations of Each Party to Consummate the Transactions on the Initial Closing Date	61

7.2 Conditions to Obligations of Each Party to Consummate the Transactions on Each Subsequent Closing Date	64

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ARTICLE VIII POST-CLOSING RIGHTS AND OBLIGATIONS	66

8.1 Assumed Liabilities	66

8.2 Working Capital	66

8.3 Medicare Payments and Treatment of Payments Received for Patients; Accounts Receivable	68

8.4 Preservation and Access to Records after the Closing	70

8.5 Reproduction of Transaction Documents	72

8.6 Further Assurances	72

8.7 Litigation Cooperation	72

8.8 Cost-Report Matters	72

8.9 Covenant Not to Interfere	74

8.10 Noncompetition	74

ARTICLE IX INDEMNIFICATION	75

9.1 Survival of Representations, Warranties and Covenants	75

9.2 Indemnification by the Seller and Parent	75

9.3 Indemnification by the Purchaser	76

9.4 No Duplicative Recovery	77

9.5 Assumption of Defense	78

9.6 Non-Assumption of Defense	78

9.7 Indemnified Party’s Cooperation as to Proceedings	78

9.8 Exclusive Remedy	79

ARTICLE X TERMINATION; EFFECT OF TERMINATION; EXCLUSIVITY	79

10.1 Termination	79

10.2 Effect of Termination	80

10.3 Exclusivity	82

ARTICLE XI MISCELLANEOUS	82

11.1 Expenses	82

11.2 Entirety of Agreement	82

11.3 Notices	83

11.4 Amendments; Waivers	84

11.5 Counterparts; Facsimile	84

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11.6 Assignment; Binding Nature; No Beneficiaries; Purchaser’s Permitted Assignees	84

11.7 Headings	85

11.8 Governing Law	85

11.9 Forum; Waiver of Jury Trial	85

11.10 Remedies Cumulative	86

11.11 Severability	86

11.12 Enforcement	86

11.13 Guarantee	87

Exhibits

Exhibit A:	Schedules

Exhibit B:	Kindred Disclosure Schedules

Exhibit C:	Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit D:	AR Lender Letter Agreement

Exhibit E:	Forms of Deeds

Exhibit F:	Form of Lease Assignment and Assumption Agreement

Exhibit G:	Form of Account Control Agreement

Exhibit H:	Form of Landlord Estoppel

Exhibit I:	Form of Subordination Nondisturbance and Attornment Agreement

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 24, 2013 (the “Execution Date”), is by and among Kindred Healthcare Operating, Inc. (the “Seller”), Vibra Healthcare II, LLC (the “Purchaser”), for purposes of Section 8.9, Section 8.10 and Article IX of this Agreement, Kindred Healthcare, Inc. (the “Parent”), and for purposes of Section 5.5, Section 5.6, Section 6.4 and Section 11.13 of this Agreement, Vibra Healthcare, LLC, a Delaware limited liability company (the “Guarantor”). Each of the Seller, the Parent, the Purchaser and the Guarantor may be referred to herein as a “Party” and collectively as the “Parties.”

THE PARTIES ENTER INTO THIS AGREEMENT ON THE BASIS OF THE FOLLOWING FACTS, INTENTIONS AND UNDERSTANDINGS:

A. The Seller owns directly or indirectly all of the outstanding equity interests of each Seller Party (as defined below).

B. The Seller owns directly or indirectly fifty-one percent (51%) of the outstanding equity interests of Greater Peoria Specialty Hospital, L.L.C. (the “Peoria JV”).

C. A Seller Party owns each of the Facilities (as defined below) other than Greater Peoria Specialty Hospital (which is owned by the Peoria JV).

D. Subject to the terms and conditions hereof, the Purchaser desires to (i) purchase the Purchased Assets (as defined below) for the consideration specified herein and (ii) assume the Assumed Liabilities (as defined below) as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Defined Terms. As used in this Agreement and the Exhibits and Schedules attached to this Agreement, the following definitions shall apply:

(a) “Acceptable Landlord Consent” means, in respect of any Required Landlord Consent, the applicable landlord’s executed consent (which may be documented in the Lease Assignment and Assumption Agreement) to the assignment of the applicable Real Property Lease as contemplated by this Agreement, which consent: (i) does not (A) require any amendment or modification to the applicable Real Property Lease that would increase the amount payable thereunder on and after the applicable Closing, (B) include any loss of rights under the Real Property Lease as a result of the assignment to the Purchaser, including pursuant to any recapture right of a landlord under the applicable Real Property Lease, any unfulfilled consent to assignment requirement or other unfulfilled requirements of assignment under the applicable Real Property Lease, (C) increase the rent, or otherwise change the Purchaser’s obligations in a manner materially adverse to the Purchaser (it being understood that an amendment or modification that would significantly increase the required security deposit or impose additional financial covenants shall be deemed to be materially adverse for purposes of this definition), under such Real Property Lease on and after the applicable Closing or (D) impose any material limitation on the Purchaser’s ability to continue to conduct the Business at such Facility substantially as presently conducted; (ii) allows the Facility to be operated by and in the name of the Purchaser, permitting changes to existing signage on or about the Facility to reflect the Purchaser’s ownership; (iii) waives the rights of such landlord under the Real Property Lease to enforce any provision of the Real Property Lease that prohibits or otherwise limits the transfer of renewal options to any assignee or successors of the original tenant thereunder; and (iv) with respect to the Real Property Leases identified on Schedule 1.1(a), includes the modifications to such Real Property Lease identified on Schedule 1.1(a).

(b) “Action” means any claim, action, cause of action or suit (whether in contract or tort), litigation (whether at law or in equity, whether civil or criminal), or any written controversy, assessment, arbitration, investigation, hearing, charge, complaint, demand, settlement, notice or proceeding to, from, by or before any Governmental Authority of which the parties thereto have received written notice.

(c) “Accounting Firm” has the meaning ascribed to it in Section 8.2(e).

(d) “Account Control Agreement” has the meaning ascribed to it in Section 7.1(b)(ix).

(e) “Accounts Payable” means all accounts payable of the Business.

(f) “Accounts Receivable” means all accounts receivable of the Business.

(g) “Affected Participants” has the meaning ascribed to it in Section 6.7(a).

(h) “Affiliate” means, with respect to any Person, at the time of determination, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(i) “Agency Settlements” has the meaning ascribed to it in Section 8.8(a).

(j) “Agreement” has the meaning ascribed to it in the Preamble.

(k) “Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state or foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other applicable Law, including without limitation any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

(l) “AR Lender” has the meaning ascribed to it in Section 5.5(a).

(m) “AR Lender Letter” has the meaning ascribed to it in Section 5.5(a).

(n)”Assigned Contracts” has the meaning ascribed to it in Section 2.1(c).

(o) “Assigned Licenses” has the meaning ascribed to it in Section 2.1(d).

(p) “Assumed Liabilities” has the meaning ascribed to it in Section 2.3.

(q) “Average Length of Stay” has the meaning ascribed to it in Section 4.17.

(r) “Bill of Sale and Assignment and Assumption Agreement” has the meaning ascribed to it in Section 7.1(b)(iv).

(s)”Billing and Collection Services Expiration Date” has the meaning ascribed to it in Section 8.3(d)(i).

(t)”Broker” has the meaning ascribed to it in Section 4.15.

(u) “Business” means all business conducted by the Seller, the Seller Parties and the Peoria JV exclusively at or exclusively related to any one or more of the Facilities.

(v) “Business Day” means any day that is not a Saturday or Sunday or a legal holiday on which banks are authorized or required by law to be closed in New York, New York.

(w) “Calculation Principles” has the meaning ascribed to it in Section 8.2(a).

(x) “Casualty Loss” has the meaning ascribed to it in Section 6.10(a).

(y) “Casualty Threshold” has the meaning ascribed to it in Section 6.10(a).

(z) “Closing” has the meaning ascribed to it in Section 3.1(b).

(aa) “Closing Conditions” means the conditions set forth in Section 7.1 and Section 7.2.

(bb) “Closing Date” has the meaning ascribed to it in Section 3.1(b).

(cc) “Closing Document” has the meaning ascribed to it in Section 9.1.

(dd) “Closing Statement” has the meaning ascribed to it in Section 8.2(b).

(ee) “Closing Working Capital” has the meaning ascribed to it in Section 8.2(b).

(ff) “Code” means the Internal Revenue Code of 1986, as amended.

(gg) “Condemnation” means a taking or voluntary conveyance of all or part of any property or any interest in or right accruing to or use of any of property, as the result of, or in settlement of, any condemnation or other eminent domain proceeding by any Governmental Authority.

(hh) “Confidential Information” has the meaning ascribed to it in Section 6.5(c).

(ii) “Contract” means any binding contract, letter contract, agreement, licensing agreement, insurance contract, insurance policy, lease (including any leases for real property and any capital or operating leases related to office equipment), Transferred Equipment Lease, sublease, purchase order, sales order, delivery order or instrument of indebtedness (including Debt), whether written or oral.

(jj) “Cost Reports” means all cost reports exclusively related to any of the Facilities filed by the Seller, any Seller Party or the Peoria JV prior to the Execution Date pursuant to the requirements of any applicable Third Party Payor Programs for cost-based payments or reimbursement due to or claimed by the Seller, any Seller Party or the Peoria JV from any applicable Third Party Payor Programs or their fiscal intermediaries or payor agents, or as otherwise required to be filed, but excluding from this definition form UB-92, UB-04, CMS 1450, CMS 1500 and other forms or claims filed or submitted by the Seller, any Seller Party or the Peoria JV to any applicable Third Party Payor Programs or their fiscal intermediaries or payor agents with respect to the Facilities for payment or reimbursement due to or claimed on a fee-for-service, fee schedule or other similar basis.

(kk) “Cost Reports Settlements” has the meaning ascribed to it in Section 2.2(m).

(ll) “Credit Agreement” means, collectively, (i)that certain ABL Credit Agreement, dated as of June 1, 2011, among Kindred Healthcare, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A. as administrative agent and collateral agent and the arrangers and agents party thereto, as amended, and (ii) that certain Term Loan Credit Agreement, dated as of June 1, 2011, among Kindred Healthcare, Inc., the lenders party thereto, JPMorgan Chase Bank, N.A. as administrative agent and collateral agent and the arrangers and other agents party thereto, as amended.

(mm) “Credit Agreement Encumbrance” means any Encumbrance on the Purchased Assets securing obligations to the lenders under the Credit Agreement.

(nn) “Debt” means, with respect to any Person, any long-term or short-term indebtedness of such Person, including any amounts owing under capital leases, amounts outstanding under notes payable to financial institutions, amounts outstanding under lines of credit, amounts owing under notes payable, and any prepayment penalties or expenses payable in connection with the foregoing transactions.

(oo) “Debt Financing Letters” has the meaning ascribed to it in Section 5.5.

(pp) “Deed” means, for each state in which a Facility is situated, the applicable deed in the form attached hereto as Exhibit E and made a part hereof.

(qq) “Disagreement Notice” has the meaning ascribed to it in Section 8.2(d).

(rr) “Disclosure Schedules” means the disclosure schedules attached hereto as Exhibit B and made a part hereof and delivered by the Seller to the Purchaser on the Execution Date.

(ss) “DOJ” has the meaning ascribed to it in Section 6.3(d).

(tt) “EBITDARM” has the meaning ascribed to it in Section 7.1(b)(vii).

(uu) “Effective Time” has the meaning ascribed to it in Section 3.1(b).

(vv) “Employee Benefit Plan” means any plan, program, agreement or policy for any employee that is (i) a welfare plan within the meaning of Section 3(1) of ERISA, (ii) a pension benefit plan within the meaning of Section 3(2) of ERISA, (iii) a stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or similar equity-based plan, or (iv) any other employment, consulting, compensation, deferred-compensation, retirement, welfare-benefit, bonus, incentive, retention, severance pay, sick leave, vacation pay, salary continuation, disability, dental, vision, medical, life insurance or fringe-benefit plan, program, agreement or policy.

(ww) “Encumbrance” means any charge, claim, condition, equitable interest, lien, license, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

(xx) “Environment” means the indoor or outdoor environment, including soil, surface water, ground water, wetlands, land, stream sediments, surface or subsurface strata, climate, atmosphere, and air.

(yy) “Environmental Law” means all Laws that relate to or govern the regulation, quality, protection or improvement of human health, pollution, or the Environment, including (i) emissions, discharges, Releases, or threatened Releases of or exposures to Hazardous Substances, (ii) protection of public health, the Environment or worker health and safety, (iii) the manufacture, generation, processing, distribution, handling, transport, use, treatment, storage or disposal of Hazardous Substances or (iv) recordkeeping, notification, warning, disclosure and reporting requirements respecting Hazardous Substances.

(zz) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(aaa) “ERISA Affiliate” has the meaning ascribed to it in Section 4.12(b).

(bbb) “ESA Reports” has the meaning given to it in Section 4.13(e).

(ccc) “Estimator” has the meaning ascribed to it in Section 6.10(a).

(ddd) “Excluded Assets” has the meaning ascribed to it in Section 2.2.

(eee) “Excluded Liabilities” has the meaning ascribed to it in Section 2.4.

(fff) “Execution Date” has the meaning ascribed to it in the Preamble.

(ggg) “Existing Survey” has the meaning ascribed to it in Section 6.11(a).

(hhh) “Expiration Date” has the meaning ascribed to it in Section 9.1(c).

(iii) “Facility Account Lien” has the meaning ascribed to it in Section 8.3(c).

(jjj) “Facilities” means the hospitals, inpatient rehabilitation facilities and nursing facilities listed on Schedule 1.1(jjj).

(kkk) “Final Working Capital” has the meaning ascribed to it in Section 8.2(b).

(lll) “Financial Statements” means the unaudited financial information relating to each Facility set forth in Schedule 1.1(lll).

(mmm) “Financing” has the meaning ascribed to it in Section 5.5.

(nnn) “Financing Sources” has the meaning ascribed to it in Section 5.5(a).

(ooo) “FIRPTA Certificate” has the meaning ascribed to it in Section 7.1(b)(vi).

(ppp) “FTC” has the meaning ascribed to it in Section 6.3(d).

(qqq) “Fundamental Representations” has the meaning ascribed to it in Section 9.1(b).

(rrr) “GAAP” means U.S. generally accepted accounting principles, as in effect on the Execution Date, consistently applied.

(sss) “Government Reimbursement Programs” means the Medicare program, any relevant state Medicaid program and any other similar or successor federal, state or local health care payment programs with or sponsored by any Governmental Authority.

(ttt) “Governmental Authority” means any governmental or regulatory body, agency, authority, commission, department, bureau, court, tribunal or political subdivision, whether federal, state or local.

(uuu) “Guarantor” has the meaning ascribed to it in the Preamble.

(vvv) “Hazardous Substances” means any chemicals, materials, compounds or substances defined, regulated, listed or otherwise classified under any applicable Law as a “hazardous substance,” “extremely hazardous substance,” “hazardous material,” “hazardous waste,” “universal waste,” “mixed waste,” “bio-hazardous waste,” “medical waste,” “radioactive waste,” “pharmaceutical waste,” “commingled waste,” “toxic substance,” “toxin,” “pollutant” or “contaminant,” including petroleum (including petroleum products, constituents, additives, or derivatives thereof), asbestos, asbestos-containing materials, toxic mold and polychlorinated biphenyls.

(www) “Healthcare Requirements” means the requirements of or with respect to Government Reimbursement Programs, Referral Laws, Patient Privacy Requirements, the False Claims Act, 31, U.S.C. Section 3729 et seq. as amended, and 42 USC Section 1320a-7k(d), 42 U.S.C. 1320a-7a(a), the requirements for accreditation by The Joint Commission and/or the Healthcare Facilities Accreditation Program, as applicable, and the LTCH Designation Requirements.

(xxx) “HIH” has the meaning ascribed to it in Section 4.10(e).

(yyy) “HIPAA” has the meaning ascribed to it in Section 4.10(i).

(zzz) “Hospital Service Area” has the meaning ascribed to it in Section 8.10.

(aaaa) “Hospitals” means each Facility that is a hospital and is identified as such on Schedule 1.1(jjj) (which lists each Facility).

(bbbb) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(cccc) “Improvements” means all buildings, improvements, structures, fixtures and other improvements of every kind now or on the applicable Closing Date located on the Real Property, including, without limitation, alleyways and connecting tunnels, sidewalks, landscaping, utility pipes, conduits and lines (on-site and off-site), parking areas, parking lots and roadways appurtenant to such buildings and structures, drainage, all above ground and underground utility structures, equipment systems and other so-called “infrastructure” improvements and any appurtenances thereto.

(dddd) “Indemnification Cap” has the meaning ascribed to it in Section 9.2(b)(ii).

(eeee) “Indemnification Obligations” means the respective indemnification obligations of the Seller and the Purchaser under Article IX.

(ffff) “Indemnification Threshold” has the meaning ascribed to it in Section 9.2(b)(i).

(gggg) “Indemnified Party” means any Person entitled to indemnification under Article IX.

(hhhh) “Indemnifying Party” means any Person required to provide indemnification under Article IX.

(iiii) “Initial Closing” has the meaning ascribed to it in Section 3.1(a)(i).

(jjjj) “Initial Closing Date” has the meaning ascribed to it in Section 3.1(a)(i).

(kkkk) “Initial Closing Threshold” has the meaning ascribed to it in Section 3.1(a)(i).

(llll) “Intellectual Property” means any right, title and interest in and to all intellectual property rights throughout the world, including all (i) patents and patent applications, (ii) Trademarks, (iii) copyrights (including rights in software), (iv) trade secrets, know-how and rights to proprietary information and data, (v) domain names and websites and (vi) any registrations or applications for any of the foregoing.

(mmmm) “Intercompany Lease” has the meaning ascribed to it in Section 4.4(j).

(nnnn) “IRS” means the U.S. Internal Revenue Service.

(oooo) “JV Employees” has the meaning ascribed to it in Section 6.6(b).

(pppp) “Kindred Bad Debt” has the meaning ascribed to it in Section 8.8(d).

(qqqq) “Knowledge” means, when used with respect to the Seller, the actual (not constructive) knowledge as of the Execution Date of the individuals listed on Schedule 1.1(qqqq).

(rrrr) “Landlord Estoppel” has the meaning ascribed to in Section 6.3(a)(v).

(ssss) “Law” means any federal, state or local law, treaty, statute, code, ordinance, rule, regulation or other requirement enacted or promulgated by any Governmental Authority.

(tttt) “Lease Assignment and Assumption Agreement” has the meaning ascribed to it in Section 7.1(b)(iv).

(uuuu) “Lease Guaranties” means the guaranties identified on Schedule 1.1(uuuu).

(vvvv) “Leased Real Property” means the real property identified as such on Schedule 4.4(b) of the Disclosure Schedules.

(wwww) “Liability” means, with respect to any Person, any liability or obligation of such Person, whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

(xxxx) “License” has the meaning ascribed to it in Section 2.1(d).

(yyyy) “Loss” in respect of any matter, means any loss, liability, cost, expense, judgment, settlement or damage actually incurred arising out of or resulting from such matter, including, to the extent reasonable, (i) attorneys’ fees and (ii) costs of successfully enforcing any Indemnification Obligations.

(zzzz) “LTCH Designation Requirements” has the meaning ascribed to it in Section 4.10(e).

(aaaaa) “Managed Care Plans” means all health maintenance organizations, preferred provider organizations, individual practice associations, competitive medical plans and similar arrangements.

(bbbbb) “Material Adverse Effect” means (i) any event, change, development or occurrence that has had or would reasonably be expected to have a material and adverse effect on the operations, condition (financial or otherwise) or results of operations of the Business, taken as a whole, or (ii) any event, change, development or occurrence that would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement, but excluding any such event, change, development or occurrence attributable to or resulting from (A) any change in applicable Law or the interpretation thereof, (B) any change in GAAP or the interpretation thereof, (C) any events, changes, developments or occurrences generally affecting the industries in which the Business operates, except to the extent such events, changes, developments or occurrences affect the Business in a disproportionately adverse manner relative to other Persons engaged in such industry, (D) general economic, political or market conditions, except to the extent such conditions affect the Business in a disproportionately adverse manner relative to other Persons engaged in the industries in which the Business operates, (E) any disasters, calamities, emergencies, acts of war, sabotage or terrorism (or an escalation or worsening of any of the foregoing), except to the extent affecting the Business in a disproportionately adverse manner relative to other Persons operating in the industries in which the Business operates, (F) the entry into or announcement of this Agreement and the transactions contemplated hereby, (G) any action taken or omitted to be taken by the Seller, any Seller Party or the Peoria JV pursuant to this Agreement or at the written request or with the prior written consent of the Purchaser, except that neither clause (bbbbb) nor this clause (bbbbb) shall apply in the determination of a breach or violation of the representations and warranties contained in Section 4.1(d), (H) any loss of, or change in, the relationship of the Business with its customers, employees or suppliers (but not any breach of Contract by the Seller, any Seller Party or the Peoria JV) that is a direct result of the execution, delivery or performance (in accordance with its terms) of this Agreement, the consummation of the transactions contemplated by this Agreement or the announcement of any of the foregoing, (I) the failure of the Business to achieve internal or external financial forecasts or projections (it being understood that this clause (bbbbb) shall not prevent a Party from asserting that any event, change, development or circumstance that contributed to such failure independently constitutes a Material Adverse Effect), or (J) any breach by the Purchaser of this Agreement.

(ccccc) “Material Contracts” has the meaning ascribed to it in Section 4.7(a).

(ddddd) “Memorandum of Lease” has the meaning ascribed to it in Section 6.3(a).

(eeeee) “National Contracts” means all Contracts between the Seller, any Seller Party or any of their respective Affiliates, on the one hand, and any third party, on the other hand, that have been entered into on a national or regional basis, including any Contract pursuant to which any services are provided by or to any hospital, inpatient rehabilitation facility, nursing facility or other facility of the Seller or any of its Affiliates that is not a Facility.

(fffff) “Non-Transferred Facility” means any property of Seller other than a Transferred Facility.

(ggggg) “Notice of Indemnification” has the meaning ascribed to it in Section 9.5.

(hhhhh) “Order” means any order, judgment, injunction, ruling, legally binding agreement, stipulation or decree (including a consent decree) of any Governmental Authority.

(iiiii) “Ordinary Course of Business” means, with respect to any Person, the ordinary and usual course of normal day to day operations of such Person and its business, consistent with its past practice.

(jjjjj)”Other Receipts” has the meaning ascribed to it in Section 8.3(b).

(kkkkk) “Other Receipts Assignment Agreement” has the meaning ascribed to it in Section 8.3(c).

(lllll) “Overhead and Shared Services” means ancillary corporate or shared services provided to or in support of any Facility that are general corporate, overhead or other services or provided to both (i) the Facility and (ii) any other business or facility of the Seller and its Affiliates that is not a Facility, including access to hardware and software related to financial and clinical operations, use of Intellectual Property, travel and entertainment services, temporary labor services, purchasing and supply services, personal telecommunications services, computer hardware and software services, energy/utilities services, treasury services, public relations, legal and risk management services (including workers’ compensation), payroll services, sales and marketing support services, information technology and telecommunications services, accounting services, tax services, internal audit services, executive management services, investor relations services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, logistics services, property management services, environmental support services, training, federal and state reimbursement services, state licensing and Medicare and Medicaid certification and maintenance support, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other intellectual property used in connection therewith. Overhead and Shared Services shall not include any item in the previous sentence that is provided to a Facility exclusively by Purchaser Employees solely utilizing the Purchased Assets.

(mmmmm) “Owned Real Property” means the real property identified as Owned Real Property on Schedule 4.4(a) of the Disclosure Schedules.

(nnnnn) “Parent” has the meaning ascribed to it in the Preamble.

(ooooo) “Party” or “Parties” has the meaning ascribed to it in the Preamble.

(ppppp) “Patient Privacy Requirements” means the applicable requirements of the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 as amended by the American Recovery and Reinvestment Act of 2009 and the implementing regulations thereunder governing the privacy of individually identifiable health information and the security of such information maintained in electronic form or of any similar state laws.

(qqqqq) “Peoria JV” has the meaning ascribed to it in the Recitals.

(rrrrr) “Permits” has the meaning ascribed to it in Section 4.4(i).

(sssss) “Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due or are being contested in good faith and for which adequate accruals or reserves have been established in the Financial Statements if required pursuant to GAAP, (ii) statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, materialmen and other Encumbrances imposed by Law, in each case, for amounts not yet due or that are being contested in good faith and for which adequate accruals or reserves have been established in the Financial Statements if required pursuant to GAAP, (iii) zoning, entitlement, building and land use regulations, customary covenants, defects of title, easements, rights-of-way, restrictions and other similar charges or encumbrances not, individually or in the aggregate, materially interfering with the use or occupancy of the affected property or the ordinary conduct of the Business thereon, (iv) Encumbrances that will be released prior to or as of a Closing Date, (v) Encumbrances listed in the Title Reports or surveys provided to the Purchaser prior to the date hereof (subject to Section 6.11 with respect to Title Updates and Surveys), (vi) subject to Section 6.11, matters that would be disclosed by an accurate survey that do not, individually or in the aggregate, materially interfere with the use or occupancy of the affected property or the ordinary conduct of the Business thereon, (vii)Transferred Equipment Leases, Real Property Leases and Tenant Leases, and

(viii)Encumbrances arising under this Agreement or any of the Transaction Documents or any Material Contract, but in all cases excluding any Credit Agreement Encumbrance, each of which shall be released and discharged pursuant to Section 6.11(e).

(ttttt) “Person” means an individual, partnership, venture, unincorporated association, organization, syndicate, corporation, limited liability company, or other entity, trust, trustee, executor, administrator or other legal or personal representative or any government or any agency or political subdivision thereof.

(uuuuu) “Physician” means any licensed doctor of medicine or osteopathy, doctor of dental surgery or dental medicine, doctor of podiatric medicine, doctor of optometry, or chiropractor, or any group, partnership, corporation, of whatever form, made up of one or more such persons.

(vvvvv) “Physician Contract” has the meaning ascribed to it in Section 4.7(a)(viii).

(wwwww) “Plan” has the meaning ascribed to it in Section 4.12(a).

(xxxxx) “Post-Closing Period” has the meaning ascribed to it in Section 6.2(a).

(yyyyy) “Pre-Closing Period” has the meaning ascribed to it in Section 6.2(a).

(zzzzz) “Proceeding” means any Action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before any Governmental Authority.

(aaaaaa) “Project Manager” has the meaning ascribed to it in Section 8.3(d)(v).

(bbbbbb) “Property Taxes” means any real or personal property Taxes or any other ad valorem Taxes or similar obligations.

(cccccc) “Provider Agreements” means all participation, provider and reimbursement agreements for the benefit of Seller in connection with the operation of the Facility relating to any right to payment or other claim arising out of or in connection with Seller’s participation in any Third Party Payor Program.

(dddddd) “Provider Number” has the meaning scribed to it in Section 8.3(a).

(eeeeee) “Purchase Price” has the meaning ascribed to it in Section 2.5.

(ffffff) “Purchase Price Allocation” has the meaning ascribed to it in Section 2.6(a).

(gggggg) “Purchased Assets” has the meaning ascribed to it in Section 2.1.

(hhhhhh) “Purchased Books and Records” has the meaning ascribed to it in Section 2.1(e).

(iiiiii) “Purchaser” has the meaning ascribed to it in the Preamble.

(jjjjjj) “Purchaser Employees” has the meaning ascribed to it in Section 6.6(b).

(kkkkkk) “Purchaser Indemnified Parties” has the meaning ascribed to it in Section 9.2(a).

(llllll) “Purchaser Plan” has the meaning ascribed to it in Section 6.7(a).

(mmmmmm) “Purchaser’s Permitted Assignees” has the meaning ascribed to it in Section 11.6.

(nnnnnn) “RE Lender” has the meaning ascribed to it in Section 5.5(a).

(oooooo) “RE Lender Financing Letter” has the meaning ascribed to it in Section 5.5(a).

(pppppp) “Real Property” means the Leased Real Property and Owned Real Property, together.

(qqqqqq) “Real Property Lease” means each lease, sublease, license, sublicense and other use agreement pursuant to which Seller, a Seller Party or the Peoria JV holds a leasehold, subleasehold, license or other occupancy right to the Leased Real Property, as specifically identified on Schedule 4.4(b), and all amendments, waivers, and modifications thereto.

(rrrrrr) “Referral Laws” means Section 1128B(b) of the Social Security Act, as amended, 42 USC Section 1320a 7(b) (Criminal Penalties Involving Medicare or State Health Care Programs), commonly referred to as the “Federal Anti-Kickback Statute,” Section 1877 of the Social Security Act, as amended, 42 USC Section 1395nn and related regulations (Prohibition Against Certain Referrals), commonly referred to as “Stark Law,” 42 USC Section 1320a-7a(a)(5).

(ssssss) “Related Party” has the meaning ascribed to it in Section 10.2(d).

(tttttt) “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, leaching, or migrating into the Environment.

(uuuuuu) “Repair Estimate” has the meaning ascribed to it in Section 6.10(a).

(vvvvvv) “Required Landlord Consent” has the meaning ascribed to it in Section 4.8(b).

(wwwwww) “Returns” means any and all returns, reports, information statements and certifications with respect to any and all Taxes that are required to be filed with the IRS or any other federal, state or local taxing authority, including consolidated, combined and unitary tax returns, and any and all returns, reports, and information statements required to be so filed in connection with any Employee Benefit Plan.

(xxxxxx) “Richmond Ground Lease” means that certain Amended and Restated Deed of Lease, dated March 23, 1988, recorded on March 25, 1988, in Deed Book 2124, page 504, in the Clerk’s Office of the Circuit Court of Henrico County, Virginia (the “Clerk’s Office”), by and between Myrtle M. Holland and Russell E. Holland, as Trustees under that certain Trust Agreement, dated January 14, 1987 (recorded in Deed Book 2048, page 517, in the Clerk’s Office), as landlord, and KND Real Estate 28, L.L.C., as tenant (as assignee of Lar Don Realty, LC, by Assignment dated March 25, 2011 (recorded in Deed Book 4863, page 2382, in the Clerk’s Office); as assignee of Crocker Realty Trust, L.P., by Assignment dated April 16, 2001 (recorded in Deed Book 3089, page 1022, in the Clerk’s Office); as assignee of MacSaver Enterprises Limited Partnership II, by Assignment dated August 11, 1998 (recorded in Deed Book 2833, page 1534, in the Clerk’s Office); as assignee of Glen Forest Associates, by Deed dated September 7, 1988 (recorded in Deed Book 2153, page 552, in the Clerk’s Office), with respect to the Facility located at 2220 Edward Holland Drive, Richmond, Virginia.

(yyyyyy) “Richmond Ground Lease Improvements” means the improvements erected by the ground tenant under the Richmond Ground Lease on the premises demised pursuant to the Richmond Ground Lease.

(zzzzzz) “Schedules” means the schedules attached hereto as Exhibit A and made a part hereof and delivered by the Seller to the Purchaser on the Execution Date.

(aaaaaaa) “Seller” has the meaning ascribed to it in the Preamble.

(bbbbbbb) “Seller Confidential Information” has the meaning ascribed to it in Section 6.5(d).

(ccccccc) “Seller Cost Reports” has the meaning ascribed to it in Section 8.8(a).

(ddddddd) “Seller Indemnified Parties” has the meaning ascribed to it in Section 9.3(a).

(eeeeeee) “Seller Parties” means the entities listed on Schedule 1.1(eeeeeee).

(fffffff) “Seller’s Medicare Bank Accounts” has the meaning ascribed to it in Section 8.3(a).

(ggggggg) “Seller’s Title Notice” has the meaning ascribed to it in Section 6.11(d).

(hhhhhhh) “Specified Facility” means a Facility listed on Schedule 1.1(hhhhhhh).

(iiiiiii) “Subordination Nondisturbance and Attornment Agreement” has the meaning ascribed to it in Section 6.3(a).

(jjjjjjj) “Subsequent Closing” has the meaning ascribed to it in Section 3.1(a)(ii).

(kkkkkkk) “Subsequent Closing Date” has the meaning ascribed to it in Section 3.1(a)(ii).

(lllllll) “Survey” has the meaning ascribed to it in Section 6.11(c).

(mmmmmmm) “Targeted Working Capital” means, with respect to each Facility, the amount set forth on Schedule 8.2 for such Facility.

(nnnnnnn) “Tax” or “Taxes” means taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind imposed by any federal, state or local taxing authority, including (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, estimated, social security, workers’ compensation, unemployment compensation or insurance contributions, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer, gains, business and occupation, disability, quality assurance fee, bed tax, provider tax or other tax, duty or charge of any kind whatsoever, however denominated, and (ii) interest, penalties, additional taxes and additions to tax imposed by a taxing authority with respect thereto.

(ooooooo) “Tax Benefit” means the net amount by which the Tax liability of a Purchaser Indemnified Party or Seller Indemnified Party is reduced for the periods up to and including the period in which the relevant indemnity is paid, plus any interest (on an after Tax basis) received from any Governmental Authority relating to such Tax liability.

(ppppppp) “Tenant Estoppel” has the meaning ascribed to it in Section 6.3(a).

(qqqqqqq) “Tenant Leases” has the meaning ascribed to it in Section 4.4(j).

(rrrrrrr) “Termination Cost Reports” has the meaning ascribed to it in Section 8.8(a).

(sssssss) “Termination Date” has the meaning ascribed to it in Section 10.1(a)(ii).

(ttttttt) “Termination Fee” has the meaning ascribed to it in Section 10.2(c).

(uuuuuuu) “Third Party Payor Programs” means all third party programs in which Seller participates with regard to the Facility, including, without limitation, Government Reimbursement Programs, CHAMPUS/TriCare program, Blue Cross and/or Blue Shield, Managed Care Plans, other private insurance plans and employee assistance programs.

(vvvvvvv) “Title Company” has the meaning ascribed to it in Section 6.11(b).

(wwwwwww) “Title Objection Notice” has the meaning ascribed to it in Section 6.11(d).

(xxxxxxx) “Title Reports” has the meaning ascribed to it in Section 6.11(a).

(yyyyyyy) “Title Updates” has the meaning ascribed to it in Section 6.11(b).

(zzzzzzz) “Trademarks” means, worldwide, all registered and unregistered trademarks, service marks, trade names, brand names, corporate names, logos and other trade designations, including the goodwill associated with the foregoing, and trademark and service mark registrations and applications.

(aaaaaaaa) “Transaction Documents” means (i) this Agreement, (ii) the Bills of Sale and Assignment and Assumption Agreement, (iii) the Deeds, (iv) the Lease Assignment and Assumption Agreements and (v) the Account Control Agreement.

(bbbbbbbb) “Transfer Taxes” has the meaning ascribed to it in Section 6.2(d).

(cccccccc) “Transferred Accounts Receivable” has the meaning ascribed to it in Section 2.1(l).

(dddddddd) “Transferred Claims” has the meaning ascribed to it in Section 2.1(l).

(eeeeeeee)”Transferred Claims” has the meaning ascribed to it in Section 2.1(m).

(ffffffff) “Transferred Employees” has the meaning ascribed to it in Section 6.6(b).

(gggggggg) “Transferred Equipment” has the meaning ascribed to it in Section 2.1(b).

(hhhhhhhh) “Transferred Equipment Leases” has the meaning ascribed to it in Section 4.5(a).

(iiiiiiii) “Transferred Facility” has the meaning ascribed to it in Section 2.1.

(jjjjjjjj) “Transition Period” has the meaning ascribed to it in Section 8.3(a).

(kkkkkkkk) “Transition Period Invoices” has the meaning ascribed to it in Section 8.3(a).

(llllllll) “Transition Period Receipts” has the meaning ascribed to it in Section 8.3(a).

(mmmmmmmm) “U.S.” means the United States of America.

(nnnnnnnn) “WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C §§ 2101 et. seq. and similar laws under each applicable state.

(oooooooo) “WARN List” has the meaning ascribed to it in Section 6.7(d).

(pppppppp) “Working Capital” has the meaning ascribed to it in Schedule 8.2.

1.2 Terms Generally. The definitions in Section 1.1 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits to this Agreement, the Schedules and the Disclosure Schedules) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits, Schedules and the Disclosure Schedules shall be deemed references to Articles and Sections of, and Exhibits, Schedules and the Disclosure Schedules to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or any Law are to such agreement, instrument or Law as the same may be amended and supplemented from time to time (and, in the case of any Law, to any successor provisions). Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The use of the words “or,” “either” and “any” in this Agreement shall not be exclusive. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1 Sale of Assets. Subject to the provisions of this Agreement and the terms of the Assigned Contracts and Real Property Leases (and specifically excluding the Excluded Assets), on the Closing Date and as of the Effective Time applicable with respect to the sale of any Facility (a “Transferred Facility”), the Purchaser shall purchase from the Seller and the Seller Parties, and the Seller shall (and shall cause the Seller Parties to) sell, convey, transfer, assign, and deliver to the Purchaser all of the Seller’s or the applicable Seller Party’s right, title and interest in and to the following properties, rights and assets of the Seller and the Seller Parties (collectively, the “Purchased Assets”), free and clear of all Encumbrances other than Permitted Encumbrances:

(a) equity interests representing fifty-one percent (51%) of the outstanding equity interests of the Peoria JV;

(b) all machinery, equipment (including medical and office equipment), trucks, vans, automobiles, supplies, inventory, materials and other items of personal property that are owned or leased by the Seller or any Seller Party (including any such personal property which is subject to a Transferred Equipment Lease, financing transaction, capital lease or other similar arrangement) and are used exclusively in connection with the operation of Business at a Transferred Facility, including without limitation, all machinery and equipment (including medical and office equipment) that has been ordered or purchased as of the applicable Closing Date, but not yet received or installed, all of the foregoing being set forth on Schedule 2.1(b) attached hereto (the “Transferred Equipment”);

(c) (i) to the extent assignable, all rights under any Contracts with third parties to which the Seller or any Seller Party is or becomes a party exclusively related to the operation of the Business at the Transferred Facility arising on and after the Effective Time but specifically excluding (A) any National Contracts and any Contracts for Overhead and Shared Services or related to the provision of such services and (B) those Contracts set forth on Schedule 2.1(c)(i) (provided that the Purchaser may, in its reasonable discretion, amend such Schedule to add any Assigned Contracts that are not Material Contracts within thirty (30) days of the Execution Date), and (ii) those Contracts with the Seller or an Affiliate of the Seller listed on Schedule 2.1(c)(ii), including the Provider Agreements listed on such Schedule (collectively, the “Assigned Contracts”);

(d) to the extent assignable, all licenses, approvals, authorizations, registrations, consents, certificates, franchises and permits of any Governmental Authority, (each, a “License”) exclusively related to the operation of the Business at a Transferred Facility (collectively, the “Assigned Licenses”);

(e) (i) all business and financial records, employee files of the Transferred Employees if and to the extent permitted by applicable Law (including privacy laws), data, and books of account (or true copies thereof) of the Seller or any Seller Party exclusively related to the operation of the Business at the Transferred Facility and (ii) all original medical records, medical and financial information and admission agreements regarding current patients of the Transferred Facility as of the Effective Time in the possession of the Seller or any Seller Party, whether printed or computerized (collectively, the “Purchased Books and Records”);

(f) the Intellectual Property that is listed on Schedule 2.1(f) as being included with such Transferred Facility;

(g) lists of customers and suppliers, correspondence, purchase orders, market surveys, marketing materials, and other information and know-how, in each case that is used exclusively in the operation of the Business at such Transferred Facility;

(h) the Owned Real Property related to such Transferred Facility, including all right, title and interest of Seller under any applicable Tenant Leases and all cash deposits thereunder;

(i) the Leased Real Property related to the Transferred Facility, including all right, title and interest of Seller under any applicable Real Property Leases and Tenant Leases and all cash security deposits thereunder;

(j) all mailing lists, subscriber and advertiser lists, subscriptions or processes owned by the Seller or any Seller Party and exclusively related to the operation of the Business at the Transferred Facility;

(k) the collective bargaining agreements listed on Schedule 4.11(b) of the Disclosure Schedules;

(l) all Accounts Receivable and all transferable prepaid expenses and deposits exclusively related to the operation of the Business at the Transferred Facility other than those related to any skilled nursing operations at the Transferred Facilities (collectively, the “Transferred Accounts Receivable”); and

(m) all causes or rights of action, including any warranty or product liability claims, exclusively related to the operation of the Business at the Transferred Facility on and after the Effective Time (the “Transferred Claims”).

2.2 Excluded Assets. Notwithstanding anything in Section 2.1 to the contrary, Seller and the Seller Parties shall not sell, convey, transfer, assign or deliver to the Purchaser, and the Purchaser shall not purchase from the Seller or the Seller Parties, any properties, rights and assets of the Seller and the Seller Parties other than the Purchased Assets, including the following (the “Excluded Assets”):

(a) any asset or class of assets excluded from the definition of Purchased Assets by virtue of the limitations expressed therein;

(b) all cash and cash equivalents of the Seller and its Affiliates, including all cash deposits (but not excluding cash security deposits under Real Property Leases and the Tenant Leases) and the proceeds from the purchase by the Purchaser of the Purchased Assets;

(c) all Accounts Receivable and all transferable prepaid expenses and deposits related to any skilled nursing operations at the Transferred Facilities;

(d) all National Contracts;

(e) all Overhead and Shared Services, including any Contracts for or assets related to Overhead and Shared Services;

(f) all Intellectual Property other than that expressly identified in Section 2.1(f), including all Intellectual Property identified on Schedule 2.2(f);

(g) all Contracts other than the Assigned Contracts, the Real Property Leases and the Tenant Leases, including the Contracts identified on Schedule 2.1(c);

(h) the Seller’s rights under this Agreement and the Transaction Documents;

(i) all insurance policies of the Seller or any of its Affiliates and all rights of every nature and description under or arising out of such insurance policies, including the right to make claims thereunder, to the proceeds thereof and to any insurance refunds relating thereto;

(j) all Plans and all assets related thereto;

(k) all causes or rights of action, including any warranty or product liability claims, other than the Transferred Claims;

(l) the Seller’s Returns for periods up to and including the Closing Date and all rights of each Seller to any recoveries or refunds in respect of Taxes for periods up to and including the Closing Date, whether or not any refund of or credit for claims have been filed prior to the Closing Date; and

(m) All refunds or monies from settlements resulting from audits or appeals of the Cost Reports for patients of the Facilities to the Medicare or Medicaid programs for the time period prior to the Closing Date (“Cost Reports Settlements”).

2.3 Assumption of Liabilities. At and as of each applicable Effective Time, the Purchaser shall assume and agree to pay, perform, discharge and satisfy when due in accordance with their respective terms the following Liabilities (the “Assumed Liabilities”):

(a) the Liabilities described on Schedule 2.3(a);

(b) the Liabilities and commitments of the Seller or any Seller Party (i) under all Assigned Contracts, the Real Property Leases and the Tenant Leases assigned at such Effective Time and (ii) in connection with the Purchased Assets and the operation of the Business at the Transferred Facility, in each case with respect to foregoing clauses (b) and (b) arising on and after the applicable Effective Time;

(c) all Liabilities of the Seller or any Seller Party under the terms and conditions of the Assigned Licenses arising with respect to the period on and after the applicable Effective Time;

(d) all obligations under the collective bargaining agreements listed on Schedule 4.11(b) of the Disclosure Schedules related to the period on and after the applicable Effective Time and all other Liabilities assumed by the Purchaser pursuant to the provisions of Section 6.6 and Section 6.7;

(e) any Taxes with respect to the operation of the Business at the Transferred Facility for any periods (or portions thereof) beginning on and after the applicable Effective Time and, in accordance with Section 6.2(d), one-half of all Transfer Taxes; and

(f) to the extent included in Working Capital, all Accounts Payable and all accrued expenses related exclusively to the operation of the Business at the Transferred Facility (including all accrued wages, accrued bonuses, vacation and paid time off entitlement for the Purchaser Employees and any other accrued amounts payable to Purchaser Employees).

2.4 Excluded Liabilities. The Purchaser shall not assume any Liabilities of the Seller or any Seller Party, other than the Assumed Liabilities, including the following (the “Excluded Liabilities”):

(a) any Taxes (other than one-half of all Transfer Taxes in accordance with Section 6.2(d)) of the Seller and the Seller Parties with respect to the operation of the Business for any periods (or portions thereof) prior to the applicable Effective Time applicable to the Business;

(b) all Debt of the Seller and the Seller Parties (other than the Accounts Payable and accrued expenses included in the Assumed Liabilities);

(c) except as otherwise provided in Section 6.6 and Section 6.7, any Liabilities of the Seller and the Seller Parties arising in connection with or relating to (i) any employees of any Seller Party or (ii) any Plan of any Seller Party, in each case to the extent such Liabilities referenced in the foregoing clauses (c) and (c) above relate to the period prior to the applicable Closing Date even if instituted on and after the applicable Closing Date, including but not limited to, Liabilities related to any employees of any Seller Party under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Equal Pay Act or the Employee Retirement Security Act, any Liabilities related to unpaid wages, bonuses or benefits, any Liabilities for tort claims, any Liabilities under federal, state or municipal statutes or ordinances relating to unlawful discrimination or harassment, including any wrongful discharge claim cognizable under the Laws of any state;

(d) any Liabilities of the Seller and the Seller Parties arising under any Assigned Contracts, Real Property Lease or Tenant Lease to the extent such Liabilities (i) relate to the period prior to the applicable Effective Time or (ii) are not Accounts Payable or other accrued expenses described in Section 2.3(f);

(e) any Liabilities arising in respect of Actions and Proceedings pending before the applicable Closing Date or to the extent against or giving rise to Liability against the Business or the Purchased Assets prior to the applicable Closing Date even if instituted on and after the applicable Closing Date;

(f) except as otherwise provided in Section 6.7(d), any Liabilities related to the WARN Act with respect to employees, and for any action resulting from employees’ separation of employment, in each case arising prior to or on the applicable Closing Date;

(g) except as otherwise provided by Section 2.3(f), any Liabilities with respect to any employees listed on Schedule 4.11(a) of the Disclosure Schedules related to the period prior to the applicable Closing Date;

(h) any Liability arising in respect of the Excluded Assets including all Liabilities of each Non-Transferred Facility or related to the operations or assets of the Non-Transferred Facilities;

(i) any Liabilities arising from or relating to alleged or asserted violations of the Referral Laws, the federal False Claims Act (31 U.S.C. §§ 3729-3733) or qui tam actions arising thereunder or under similar state false claims prohibitions (regardless of whether any Governmental Authority has intervened) pending before the applicable Closing Date or to the extent against or giving rise to Liability against the Business or the Purchased Assets prior to the applicable Closing Date even if instituted on and after the applicable Closing Date;

(j) any and all Liabilities accruing, arising out of, or relating to any federal, state or local investigations of, or claims or actions against, Seller, any Seller Party or any Employee, medical staff, agents, vendors or representatives with respect to acts or omissions prior to the applicable Closing Date even if instituted on and after the applicable Closing Date;

(k) any and all Liabilities or obligations in respect of periods prior to Closing arising under the terms of any healthcare payment programs related to Titles XVIII and XIX of the Social Security Act, the Medicare and Medicaid programs, the CHAMPUS/TriCare program, and any other state or federal healthcare payment program or any commercial Third Party Payor Program, including for recoupment or overpayments or for any retroactive denial of claims and any civil monetary penalties or other fines or penalties relating to the period prior to the applicable Closing Date imposed by any Governmental Authority;

(l) other Liabilities to the extent arising from the conduct of the Business or to the Purchased Assets (and the use thereof) prior to the applicable Closing Date even if instituted on and after the applicable Closing Date; and

(m) all causes or rights of action of the Seller or the Seller Parties, including any warranty or product liability claims, other than the Transferred Claims.

2.5 Purchase Price. In consideration of the assignment, transfer and delivery of all of the Purchased Assets, the Purchaser shall (a) pay, or cause to be paid, to the Seller or, at the direction of the Seller, one or more of the Seller Parties an aggregate cash amount equal to One Hundred Eighty Seven Million ($187,000,000), subject to the adjustments for Working Capital described in Section 8.2 (the “Purchase Price”), and (b) assume the Assumed Liabilities. At each Closing, (i) the Purchaser shall pay, or cause to be paid, to the Seller or, at the direction of the Seller, one or more of the Seller Parties, the aggregate portion of the Purchase Price applicable to each Transferred Facility or Transferred Facilities being acquired at such Closing set forth on Schedule 2.5 and (ii) the Purchased Assets and Assumed Liabilities relating to such Transferred Facilities shall be transferred to and assumed by the Purchaser. Payment of the portion of the Purchase Price payable at each Closing shall be in immediately available funds by wire transfer to one or more bank accounts designated in writing by the Seller to the Purchaser at least one (1) Business Day prior to such Closing.

2.6 Purchase Price Allocation.

(a) The Purchaser and the Seller agree that the Purchase Price (including any Assumed Liabilities that are treated as consideration for the Purchased Assets for federal income tax purposes) and all other amounts constituting consideration within the meaning of Section 1060 of the Code, shall be allocated among the Purchased Assets as set forth on

Schedule 2.5, based on the principles of Section 1060 of the Code and the regulations promulgated thereunder, and as reflected in the IRS Form 8594 referenced in Section 2.6(b) (as finally determined in accordance with this Section 2.6, the “Purchase Price Allocation”). The Seller and the Purchaser agree to (i) be bound by the Purchase Price Allocation, (ii) act in accordance with the Purchase Price Allocation in the preparation and the filing of all Returns (including filing or causing to be filed Form 8594 with applicable U.S. federal income Returns for the taxable year that includes the Closing Date) and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) take no position and cause their Affiliates to not take any position inconsistent with the Purchase Price Allocation for income Tax purposes, including U.S. federal and state income Tax and foreign income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Prior to the final Closing, the Purchaser shall prepare and deliver a draft of its IRS Form 8594 to the Seller. The Seller shall have forty-five (45) days thereafter to review and raise any objections with respect to such form. If the Seller raises any such objections, the Purchaser and the Seller shall, for the next thirty (30) days, exercise good faith efforts to seek to resolve those objections and, if unable to resolve those objections within such thirty (30)-day period, the matter shall be resolved pursuant to the procedures described in Section 8.2(e).

(c) In the event that the Purchase Price Allocation is disputed, in whole or in part, by any Governmental Authority, the Party receiving the notice of such dispute shall promptly notify the other Parties in writing of such dispute and shall use commercially reasonable efforts to keep the other parties apprised of material developments concerning the resolution of such dispute.

ARTICLE III

CLOSINGS

3.1 Closings.

(a) The closing of the transactions contemplated hereby with respect thereto shall be held at the offices of Cleary Gottlieb Steen and Hamilton LLP, One Liberty Plaza, New York, New York, at 10:00 A.M. New York time, as follows:

(i) With respect to the first Closing (the “Initial Closing”), on the first (1st) Business Day of the first (1st) month following the date on which all Closing Conditions (other than those conditions that by their nature are to be satisfied by actions taken or information available at the Initial Closing, but subject to satisfaction thereof at the Initial Closing) with respect to at least twelve (12) Facilities, including each of the Facilities listed on Schedule 3.1(a)(i) (the “Initial Closing Threshold”) have been satisfied or waived (the “Initial Closing Date”) on or prior to the twentieth (20th) day of such month. The Initial Closing shall include each Facility (and its related Purchased Assets and Assumed Liabilities) with respect to which all Closing Conditions (other than those conditions that by their nature are to be satisfied by actions taken at the Initial Closing, but subject to satisfaction thereof at the Initial Closing) have been satisfied on or prior to the twentieth (20th) day of the month immediately prior to the Initial Closing Date.

(ii) With respect to each Closing after the Initial Closing (each, a “Subsequent Closing”), on the first (1st) Business Day of the first (1st) month (each, a “Subsequent Closing Date”) following the date on which all Closing Conditions (other than those conditions that by their nature are to be satisfied by actions taken or information available at the Subsequent Closing, but subject to satisfaction thereof at the Subsequent Closing) with respect to at least one Facility (other than Facilities with respect to which a Closing has previously occurred) have been satisfied or waived on or prior to the twentieth (20th) day of such month. Each Subsequent Closing shall include each Facility (and its related Purchased Assets and Assumed Liabilities) with respect to which all Closing Conditions (other than any conditions that by their nature are to be satisfied by actions taken at a Subsequent Closing, but subject to satisfaction thereof at such Subsequent Closing) have been satisfied on or prior to the twentieth (20th) day of the month immediately prior to the Subsequent Closing Date (other than Facilities with respect to which a Closing has previously occurred).

(b) The Initial Closing and each Subsequent Closing is herein referred to as a “Closing.” The Initial Closing Date and each Subsequent Closing Date is herein referred to as a “Closing Date.” Each Closing shall be deemed effective as of 12:00:01 A.M. on local Facility time on the applicable Closing Date (the “Effective Time”).

3.2 Transfer of Purchased Assets. At each Closing, the Seller shall deliver or cause to be delivered to the Purchaser the Deeds, the Bill of Sale and Assignment and Assumption Agreement, the Lease Assignment and Assumption Agreements and any other Transaction Document required to be delivered with respect to the Purchased Assets being transferred in connection with such Closing and, to the extent received prior to such Closing, any Subordination Nondisturbance and Attornment Agreements, Landlord Estoppels and Tenant Estoppels with respect to such Purchased Assets.

3.3 Possession. Possession of the Facilities and the other Purchased Assets shall be delivered to the Purchaser at each applicable Closing, free and clear of (a) all parties or persons in possession (and claims of parties in possession) other than subtenants or tenants, as applicable under the Tenant Leases, (b) all Encumbrances except Permitted Encumbrances, and the rights of access of landlords under the Real Property Leases and (c) all Excluded Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser that the following representations and warranties in this Article IV are true and complete as of the Execution Date and as of the Closing Date (or in the case of representations and warranties that by their terms speak as of a specified date, as of such specified date), subject to the exceptions disclosed in the Disclosure Schedules attached hereto as Exhibit B (referencing the appropriate section and subsection numbers of this Agreement; provided, however, that the information set forth in one section or subsection of the Disclosure Schedules shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on the face of such disclosure), which exceptions shall be deemed to be part of, and qualifications to the representations and warranties contained in this Article IV.

4.1 Corporate.

(a) Organization. Each of the Seller, each Seller Party and the Peoria JV is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b) Power and Authority; Authorization; Enforceability. Each of the Seller, each Seller Party and the Peoria JV has all necessary corporate, partnership or similar power and authority to own, operate and lease its respective properties and assets, to carry on its business as and where such is now being conducted, including the Business. The Seller and each Seller Party has all necessary corporate, partnership or similar power and authority to enter into the documents and instruments to be executed and delivered by the Seller or such Seller Party pursuant hereto and to carry out the transactions contemplated hereby and the Seller has all necessary corporate, partnership or similar power and authority to cause the Seller Parties to carry out the transactions contemplated hereby that are to be performed by the Seller Parties. The execution and delivery of the Transaction Documents and the performance of this Agreement by the Seller and each Seller Party has been duly and validly authorized. This Agreement constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

(c) Qualification. With respect to the Business, each of the Seller, each Seller Party and the Peoria JV is duly qualified or licensed to do business, and is in good standing, in all jurisdictions (domestic and foreign) in which the character or the location of the assets owned or leased by it or the nature of the business conducted by it requires such licensing or qualification.

(d) No Conflicts or Violations. Neither the execution and delivery of this Agreement or the other Transaction Documents, the consummation of the transactions contemplated hereby and thereby, nor the fulfillment of the terms hereof by the Seller or the relevant Seller Party shall (i) violate or result in a breach of any of the material terms and provisions of, constitute a default under, conflict with, or result in any acceleration of rights, benefits or obligations of any party under, any Contract (including any Material Contract) to which the Seller, a Seller Party or the Peoria JV is a party or by which it is bound; (ii) violate any Order of any Governmental Authority applicable to the Seller, a Seller Party or the Peoria JV; (iii) result in the creation of any Encumbrance upon any Purchased Asset pursuant to the terms of any such Contract; (iv) constitute a violation by the Seller, a Seller Party or the Peoria JV of any applicable Law; (v) result in the breach of any of the material terms or conditions of, or constitute a default under, or otherwise cause any impairment of, any permit, license or other governmental authorization held by the Seller, any Seller Party or the Peoria JV; or (vi) conflict with or violate any organizational document of the Seller, a Seller Party or the Peoria JV, except in the case of subclauses (d), (d), (d), (d) and (d), to the extent that any such violation, breach or Encumbrance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2 Financial Statements; Undisclosed Liabilities.

(a) The Seller has furnished to the Purchaser, prior to the Execution Date, the Financial Statements. Each of the Financial Statements has been prepared from and based on the books, records and accounts of each of the Seller Parties (as applicable) in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and presents fairly, in all material respects, the financial position of each Facility as of the date thereof, subject, in the case of any quarterly Financial Statements included therein, to normal year-end audit adjustments.

(b) Except as reflected or reserved for or disclosed in the Financial Statements, neither the Seller, any Seller Party or the Peoria JV has any material Liabilities relating to the Business of a type or nature required by GAAP to be reflected on the face of a balance sheet, except for (i) Liabilities incurred in the Ordinary Course of Business since December 31, 2012, (ii) obligations arising or resulting from the terms of any Assigned Contract or Real Property Lease and (iii) Excluded Liabilities.

4.3 Taxes.

(a) Solely with respect to any Tax that, if not paid, would reasonably be excepted to result in an Encumbrance upon any of the Purchased Assets and except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all Returns required to be filed by or on behalf of the Seller Parties before the applicable Closing Date with respect to the Business or the Purchased Assets have been duly and timely filed (or subject to proper extensions) with the appropriate taxing authority in all jurisdictions in which such Returns are required to be filed, and all such Returns are true, complete and correct in all material respects and (ii) all Taxes of the Seller Parties shown on any such Return with respect to the Business and the Purchased Assets that are due and payable on the Execution Date have been fully and timely paid.

(b) There are no Encumbrances for Taxes upon the Purchased Assets other than statutory liens for Taxes not yet due or payable.

4.4 Real Property.

(a) Schedule 4.4(a) of the Disclosure Schedules contains a complete list by address of all real property owned by the Seller, any Seller Party or the Peoria JV and used in connection with the Business (collectively, the “Owned Real Property”). Seller has fee title to the Owned Real Property free and clear of all Encumbrances, except for Permitted Encumbrances.

(b) True and complete copies of the Real Property Leases have been made available to the Purchaser. Schedule 4.4(b) of the Disclosure Schedules sets forth a complete list of the Leased Real Property, including (i) the date of the applicable Real Property Lease and the name of the lessor thereof, (ii) all assignments, amendments, extensions and renewals of the Real Property Leases and (iii) all guaranties of, and agreements providing for subordination, non-disturbance or attornment with respect to, the Real Property Leases, in each case identifying title, date and name of the parties to such agreements. Each such Real Property Lease is in full force and effect and constitutes a legal, valid and binding obligation of Seller, the Seller Party or the

Peoria JV, as applicable, and, to the Seller’s Knowledge, the other parties thereto, subject to (A) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and (B) general principles of equity (whether considered at a proceeding in equity or at Law). The tenant under each Real Property Lease is in actual and peaceable possession of the leased premises in its entirety under such Real Property Lease (subject to Tenant Leases) and has a valid leasehold interest therein free and clear of all Encumbrances except for Permitted Encumbrances.

(c) The consummation of the transactions contemplated by this Agreement shall, upon satisfaction of the Closing Conditions applicable thereto, transfer to the Purchaser a valid leasehold interest in all Leased Real Property in each case free and clear of all Encumbrances other than Permitted Encumbrances.

(d) Neither the Seller nor any Seller Party nor the Peoria JV has received any written notice of any pending Condemnation affecting all or any material portion of the Real Property and, to the Seller’s Knowledge, no such Condemnation is currently threatened.

(e) There are no Actions or Proceedings pending against or affecting the Owned Real Property or, to the Seller’s Knowledge, the Leased Real Property, including any Actions or Proceedings related to fire, health, safety, building, zoning or other land use or regulatory matters, and, to the Seller’s Knowledge, there are no Actions or Proceedings threatened against or affecting all or any portion of the Real Property.

(f) (i) There exists no material default, breach or dispute on the part of the Seller, any Seller Party or the Peoria JV under any Real Property Lease, (ii) to the Seller’s Knowledge, there exists no default or breach by the landlord, sublessor, licensor or other obligor under any Real Property Lease and (iii) to the Seller’s Knowledge, there exists no event, condition, or occurrence which, with the giving of notice or the lapse of time or both, would constitute any other default, breach or dispute under any such Real Property Lease by the Seller, any Seller Party, or the Peoria JV, as applicable, or the landlord, sublessor, licensor or other obligor under such Real Property Lease.

(g) To the Seller’s Knowledge, no Physician holds any direct or indirect ownership or investment interest in any entity that is a party to any Real Property Lease.

(h) With respect to each Facility, the water, sewer, gas and electricity lines, storm sewer and other utility systems have, during the period that the Seller, any Seller Party or the Peoria JV, as applicable, has owned or leased (as applicable) such Real Property, been adequate to serve the utility needs of such Real Property and the operation of the Business thereon.

(i) To the Seller’s Knowledge, (i) to the extent required by applicable Law, permanent certificates of occupancy, all licenses, permits, certificates of need (if applicable), authorizations and approvals required by all Governmental Authorities having jurisdiction (collectively, “Permits”), have been issued for the Improvements, and (ii) the Seller, any Seller Party or the Peoria JV, as applicable, is in compliance with all terms and conditions of the Permits in all material respects and, as of the applicable Closing, all of the same will be in full force and effect. Neither the Seller nor any Seller Party nor the Peoria JV has received any written notice from any Governmental Authority threatening a suspension, revocation, modification or cancellation of any such Permits that has had or would reasonably be expected to have, a Material Adverse Effect.

(j) Schedule 4.4(j)(i) of the Disclosure Schedules sets forth an accurate and complete list of all leases and subleases pursuant to which the Seller has granted or will grant a possessory interest in and to any space in the Real Property, excluding any lease, occupancy license or sublease between the Seller and any of its Affiliates (each, an “Intercompany Lease”) that will be terminated prior to the applicable Closing (collectively referred to as the “Tenant Leases”). Schedule 4.4(j)(ii) of the Disclosure Schedules designates which of the Tenant Leases described therein are with the referral sources (as determined by any of the Referral Laws) for the Facility. Schedule 4.4(j)(iii) of the Disclosure Schedules specifies the rent and security deposit, if any, for each Tenant Lease as reflected in Seller’s records. The Seller has delivered to the Purchaser true and complete copies of all written Tenant Leases. Except for Permitted Encumbrances, there are no unrecorded purchase contracts, leases of space, options, rights of first refusal made by Seller whereby any Person will have acquired or will have any basis to assert any right, title or interest in, or right to the possession, use, enjoyment or proceeds of, any part of any of the Real Property or the Improvements. The Tenant Leases have not been modified, amended or assigned, and are in full force and effect, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally; and to the Seller’s Knowledge, there are no material defaults by any party under any of the Tenant Leases and to the Seller’s Knowledge, there exists no event, condition, or occurrence which, with the giving of notice or the lapse of time or both, would constitute any other default, breach or dispute under any of the Tenant Leases by any party thereunder.

(k) The Real Property constitutes all the land and improvements used in connection with the operation of the Facilities.

(l) A legal description of each Owned Real Property is set forth on Schedule 4.4(l) of the Disclosure Schedules.

(m) To the Seller’s Knowledge (i) the Improvements, as designed and constructed, comply in all material respects with all applicable Laws, including the Americans with Disabilities Act and Section 504 of the Rehabilitation Act of 1973; (ii) there are no material defects in the design or construction of any of the Improvements; (iii) all of the Improvements are in operating condition, normal wear and tear excepted; (iv) no fact or condition exists that is reasonably likely to result in the termination or material reduction of the current access from the Facilities to existing roads or to water, sewer or other utility services presently serving the Facilities; and (v) except as may be disclosed on the Title Reports or Existing Surveys, none of the Improvements nor the operation or maintenance thereof, violates any material restrictive covenant or any material provision of any Law, constitutes a nonconforming use that is not permitted by Law, or encroaches on any property owned by others or any easement or right of way in any manner that has had, or would be reasonably expected to have, a Material Adverse Effect.

(n) With regard to the Real Property, to the Seller’s Knowledge, there are no threatened boundary line disputes.

(o) Notwithstanding anything else to the contrary, except for Section 4.8(b), this Section 4.4 contains the only representations and warranties made by the Seller with respect to Real Property matters.

4.5 Title to Purchased Assets; Absence of Encumbrances.

(a) (i) The Seller, a Seller Party or the Peoria JV, as applicable, has good and marketable title to, or, in the case of personal property held under a lease or other Assigned Contract (subject to the terms of the lease or other Assigned Contract), an enforceable leasehold interest in, or right to use, the Purchased Assets and (ii) none of the Purchased Assets is subject to any Encumbrance other than Permitted Encumbrances and the terms of any Assigned Contract. All Transferred Equipment is in operating condition, normal wear and tear excepted. Schedule 4.5 of the Disclosure Schedules sets forth a true and complete list of all leases of Transferred Equipment used in the operation of the Facility to which a Seller Party is currently a party as of the Execution Date (collectively, the “Transferred Equipment Leases”) that are material to the Business. The Seller has made available to the Purchaser true and complete copies of all material Transferred Equipment Leases, including modifications, amendments or assignments. As of the Execution Date, all Transferred Equipment Leases (A) are legally valid, binding and enforceable in accordance with their respective terms and are in full force and effect, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally; (B) there are no monetary defaults and no material nonmonetary defaults by the Seller, or, to the Seller’s Knowledge, any other party to the Transferred Equipment Leases; (C) the Seller has not received notice of any default, offset, counterclaim or defense under any Transferred Equipment Lease; and (D) to the Seller’s Knowledge no condition or event has occurred which with the passage of time or the giving of Notice or both would constitute a default or breach by Seller of the terms of any Transferred Equipment Lease.

(b) Other than (i) Contracts for Overhead and Shared Services, (ii) Contracts other than the Assigned Contracts, Real Property Leases and Tenant Leases (iii) Licenses other than the Assigned Licenses, (iv) Intellectual Property other than the Intellectual Property that is listed on Schedule 2.1(f) as being included with such Transferred Facility and (v) National Contracts, the Purchased Assets constitute all of the assets necessary to conduct the Business in all material respects as presently conducted.

4.6 Intellectual Property.

(a) Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Seller, the Seller Parties or the Peoria JV own or possess all licenses or other rights to use all Intellectual Property necessary to conduct the Business as presently conducted, (ii) neither the Seller, any Seller Party nor the Peoria JV has received any written notice from any third party that the Business as currently conducted misappropriates or infringes upon any Intellectual Property rights of others and (iii) neither the Seller, any Seller Party nor the Peoria JV has received any written notice that any third party is infringing any Intellectual Property owned by the Seller or a Seller Party or the Peoria JV and used exclusively in connection with the Business.

(b) Notwithstanding anything else in this Agreement to the contrary, this Section 4.6 contains the only representations and warranties made by the Seller with respect to Intellectual Property matters.

4.7 Material Contracts.

(a) Schedule 4.7(a) of the Disclosure Schedules lists the following Assigned Contracts in effect as of the Execution Date other than Real Property Leases, Tenant Leases and Transferred Equipment Leases (collectively, the “Material Contracts”):

(i) any Assigned Contract for a joint venture with a third party;

(ii) any Assigned Contract that would reasonably be expected to involve payments by the Business in excess of $200,000 during the twelve (12) month period after the Execution Date that would not be terminable by the Purchaser following the relevant Closing upon ninety (90) days notice or less without material liability to the Business;

(iii) any Assigned Contract pursuant to which the Seller or any Seller Party has granted “most favored nation” pricing provisions that would not be terminable by the Purchaser following the relevant Closing upon ninety (90) days notice or less without material liability to the Business;

(iv) any Assigned Contract that obligates the Business to make any capital commitment or expenditure in excess of $200,000 and that would not be terminable by the Purchaser following the relevant Closing upon ninety (90) days notice or less without material liability to the Business;

(v) any Assigned Contract to which a Governmental Authority, including the secretary, administrator, or other official thereof, or any program operated by a Governmental Authority is a party;

(vi) any collective bargaining agreement covering any employees of the Business;

(vii) any material Assigned Contract relating to non-competition or non-solicitation that would be binding upon the Purchaser following the relevant Closing; and

(viii) any Assigned Contract currently in effect to which a Physician or, to the Sellers’s Knowledge, any entity in which or with respect to which a Physician holds directly or indirectly an investment interest, is a party (each, a “Physician Contract”); provided, however, that an Employee Benefit Plan shall not constitute a Material Contract and need not be listed on Schedule 4.7(a) of the Disclosure Schedules.

(b) The Seller has made available to the Purchaser true, accurate and complete copies of each Material Contract.

(c) Each Material Contract is enforceable against the Seller, Seller Party or the Peoria JV, as applicable, that is party thereto, and, subject to obtaining any necessary consents or delivering any necessary notices and except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and the availability of equitable remedies, will continue to be so enforceable following the consummation of the transactions contemplated hereby.

(d) None of the Seller, any Seller Party, the Peoria JV, and, to the Seller’s Knowledge, no other party to any Material Contract is in material breach or material violation of, or default under, or has repudiated any material provision of, any Material Contract.

4.8 Consents.

(a) Except as otherwise set forth on Schedule 4.8(b), Schedule 4.8(a) of the Disclosure Schedules lists all authorizations, approvals, waivers or consents required to be obtained, and notices to be made, by the Seller or any Seller Parties under any of the Material Contracts to consummate the transactions contemplated hereby.

(b) Schedule 4.8(b) of the Disclosure Schedules lists all Leased Real Property for which the consent of the applicable landlord is required to be obtained to assign the applicable Real Property Lease (each such consent, a “Required Landlord Consent”).

4.9 Litigation. There is no material Action or Proceeding pending or, to the Seller’s Knowledge, threatened against the Seller or any Seller Party with respect to the Purchased Assets or the Peoria JV. Neither the Peoria JV, nor, with respect to the Purchased Assets, the Seller nor any Seller Party is subject to any material Order.

4.10 Certain Healthcare Matters.

(a) Third Party Payor Programs. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) each of the Facilities is (A) qualified for participation in, and has current and valid Provider Agreements with, the applicable Third Party Payor Programs and/or their fiscal intermediaries or paying agents and is in compliance with the conditions of participation or requirements applicable with respect to such participation and (B) eligible for payment under the applicable Third Party Payor Programs for services rendered to qualified beneficiaries;

(ii) the Cost Reports for each of the Facilities that provides services to beneficiaries of Third Party Payor Programs (A) were complete and accurate in all material respects, or will be complete and accurate in all material respects, when filed; (B) were filed, or will be filed, when due; and (C) have been audited for the Cost Report periods described on Schedule 4.10(a)(ii) of the Disclosure Schedules;

(iii) all amounts shown as due from any of the Facilities in the Cost Reports either were remitted with such Cost Reports or will be remitted when required by applicable Law and are appropriately reflected in the Financial Statements, and all amounts shown in the notices of program reimbursement as due have been, or prior to the applicable Closing will be, paid when required by applicable Law;

(iv) no funds due and owing to the Facilities are now, or, to the Seller’s Knowledge, will be, withheld pursuant to any Third Party Payor Program;

(v) there are no pending or, to the Seller’s Knowledge, threatened reimbursement audits or appeals under any Third Party Payor Program related to the Facilities;

(vi) (A) none of the Seller, any Seller Party or the Peoria JV have received or submitted any claim for payment to any Third Party Payor Program (or their respective fiscal intermediaries or paying agents) with respect to any Facility in excess of the amount provided by applicable Law or the applicable Provider Agreement, and (B) none of the Seller, any Seller Party or the Peoria JV have received written notice of any dispute or claim by any payor under a Third Party Payor Program, fiscal intermediary or other Person regarding any of the Facilities and the Third Party Payor Programs or the participation by any of the Facilities in such Third Party Payor Programs; and

(vii) none of the Seller or any Seller Party or the Peoria JV is subject to, or the beneficiary of, any outstanding loan, grant or loan guarantee pursuant to the Hill Burton Act (42 USC Section 291a, et seq.).

(b) Medical Staff. Schedule 4.10(b) of the Disclosure Schedules sets forth the names of all of the Physicians who are or will be admitted to the staff of a Facility. The Seller has made available to the Purchaser true and complete copies of the bylaws, rules and regulations of the medical staffs of the Facilities. There are no (i) pending or, to the Seller’s Knowledge, threatened Professional Review Actions (as that term is defined at 42 U.S.C. § 1151 (a)) with respect to any Physician staff member of the Facilities or any Physician applicant thereto, including any adverse actions for which a Physician staff member or Physician applicant has requested a review hearing as provided by the bylaws of the medical staff, that has not been scheduled or that has been scheduled but has not been completed, (ii) pending or, to the Seller’s Knowledge, threatened disputes with Physician staff members or Physician applicants or (iii) pending investigations by the respective medical executive committee against or pertaining to Physician staff members, and all appeal periods in respect of any Physician staff member or Physician applicant against whom a Professional Review Action has been taken have expired. No Physician staff member of the Facilities has had his or her privileges revoked, suspended, or reduced since January 1, 2010.

(c) Accreditation; Survey Reports. Each Hospital is currently accredited by The Joint Commission. None of the Seller, any Seller Party or the Peoria JV have received any written notice of material deficiency from The Joint Commission with respect to any Hospital’s current accreditation period that are outstanding and require any material action or response by the Seller, any Seller Party, the Peoria JV or such Hospital, and pertaining to such material deficiencies that have not been corrected or otherwise remedied. The Purchaser has been provided with true and complete copies of (i) each Facility’s most recent Joint Commission accreditation survey report and deficiency list, if any, and (ii) each Facility’s (A) most recent

Statement and Deficiencies and Plan of Correction on Form CMS-2567, (B) most recent state licensing report and list of deficiencies, if any, and (C) most recent fire marshal’s survey and deficiency list, if any, and the corresponding plans of correction or other responses.

(d) Licenses. Each Facility is duly licensed as a skilled nursing facility, long term acute care hospital and/or inpatient rehabilitation facility, as applicable, under the applicable laws of the state where such Facility is located. All material Licenses applicable to the Business are listed on Schedule 4.10(d) of the Disclosure Schedules, and such Licenses are all of the material Licenses necessary for the ownership and operation of the Facilities as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, such Licenses are in full force and effect and no proceeding is pending or, to the Seller’s Knowledge, threatened, seeking the revocation or limitation of any such License. No License (i) has been transferred to any location other than the applicable Facility; (ii) to the Seller’s Knowledge, is subject to restrictions or conflicts that would materially impair the use or operation of the applicable Facility as intended; or (iii) is provisional, probationary, or restricted in any way.

(e) Long Term Acute Care Status. Except as would not be material to the Business, since January 1, 2010, each Hospital that is a long-term acute care hospital has been designated by the Centers for Medicare and Medicaid Services as a “long term acute care hospital” as defined by 42 CFR Section 412.23(e), such designation has remained continuously in effect with respect to each such Hospital, and each remote location of each such Hospital has continuously met the requirements pursuant to 42 CFR Section 413.65(a)(2) (the “LTCH Designation Requirements”). Each Hospital satisfies (or will satisfy as of the applicable Closing Date) all requirements for exclusion from the Medicare prospective payment system specified in 42 CFR. § 412.1(a)(1) by complying with the requirements set forth at 42 CFR. § 412.23(e). No Proceedings or surveys are pending or, to Seller’s Knowledge, threatened that relate to any Hospital’s status as a long term care hospital under 42 CFR. § 412.23(e). No Hospital subject to the special payment provisions for long term care hospitals specified in 42 CFR. §§ 412.534 and 412.536 has had payments reduced in connection with admissions that are the subject of such regulations. To the extent any Seller Party has increased the number of beds at a Hospital since December 29, 2007, each such increase in beds was implemented consistently with an applicable exception to the moratorium on the development of new long term acute care hospital facilities established by Section 114 of the Medicare/Medicaid State Children’s Health Insurance Program Extension Act and regulations promulgated thereunder. To the extent applicable, any Hospital that qualifies as a “Hospital within a Hospital” (an “HIH”) has continuously met the requirements for such designation pursuant to 42 CFR Section 412.22(e) and its Medicare reimbursement has not been limited by either of the payment limitations imposed under the “Five Percent Rule” codified at 42 CFR Section 413.40(a)(3) and 42 CFR Section 412.534 or the “Twenty Five Percent Rule” codified at 42 CFR Section 412.523, each of which relates to admissions/readmissions to the Hospital from the applicable host hospital.

(f) Compliance Generally. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2010, each Facility has been operated in compliance with all applicable Laws, including all Healthcare Requirements, governing the conduct or operation of the Business, and Licenses. None of the Seller, any Seller Party or the Peoria JV have received any written notice of any material violation of any such Law or License, and, to the Seller’s Knowledge, no written notice of such material violation has been threatened at any time within twelve (12) months preceding the Execution Date. There is no outstanding or, to the Seller’s Knowledge, threatened Order from any Governmental Authority of any alleged, actual, or potential material violation of any Laws.

(g) Convictions; Exclusions. Except as would not be material to the Business, since January 1, 2010, none of the Seller, any Seller Party, the Peoria JV or any director, officer or employee thereof has been excluded from participating in the Medicare program or any other Government Reimbursement Program. No officer, director, agent or managing employee (as that term is defined in 42 U.S.C. § 1320a-5(b)) of the Seller, any Seller Party or the Peoria JV has been (i) excluded from participating in the Medicare program or any other applicable Government Reimbursement Program, (ii) subject to sanction pursuant to 42 U.S.C. § 1320a-7a or 1320a-8, (iii) convicted of, a criminal offense under the Anti-Kickback Statute (42 U.S.C. § 1320a-7b) or (iv) charged with or, to the Seller’s Knowledge, investigated, for any violation of Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of any investigation, or controlled substances.

(h) Audits; Settlements. Schedule 4.10(h) of the Disclosure Schedules sets forth a summary description of any audits of the Seller, any Seller Party or the Peoria JV performed within the twelve (12) months prior to the Execution Date by any Governmental Authority, ZPIC audit, RAC, MAC or MIC auditor or other contract auditor on behalf of a Governmental Authority, an identification of any material settlement agreements and, to the Seller’s Knowledge, any material unresolved matters raised in writing by any such Governmental Authority, RAC auditor or other contract auditor on behalf of a Governmental Authority.

(i) HIPAA. Each Facility is in material compliance with the Standards for Privacy and Security of Individually Identifiable Health Information and the Transaction and Code Set Standards which were promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended, (together with its associated regulations, “HIPAA”), as the same relates to the operation of the Facility.

(j) Certificate of Need. Seller maintains all certificates of need approvals necessary for Seller Parties to own and operate the Facilities and the Purchased Assets and to carry on the Business as currently conducted in all material respects. Seller and the Facilities, as applicable, are, and at all times have been, in material compliance with the terms and conditions of any such certificates of need approvals. Each such certificate of need is valid and in good standing and not subject to challenge.

(k) Compliance Programs. Seller has provided to the Purchaser a true and complete copy of each Facility’s current Compliance Program materials. Seller and the Facilities have conducted their operations in accordance with their respective compliance programs in all material respects. Seller has granted the Purchaser access to logs and other information maintained by Sellers under their respective compliance programs. None of the Seller, any Seller Party or the Peoria JV (i) is a party to a Corporate Integrity Agreement with the Office of Inspector General of the U.S. Department of Health and Human Services; (ii) has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority;

(iii) has been a defendant in any qui tam/False Claims Act litigation (other than by reason of a sealed complaint); (iv) to the Seller’s Knowledge, has been the subject of any Government Reimbursement Program investigation conducted by any Governmental Authority; and (v) to the Seller’s Knowledge, has received any complaints with respect to the Facility through such Seller’s compliance “hotline” from employees, independent contractors, vendors, physicians, patients, or any other persons that could reasonably be considered to indicate that the Seller has materially violated, or is currently in material violation of, any applicable Law. For purposes of this Agreement, the term “compliance program” refers to provider programs of the type described in the compliance guidance published by the Office of Inspector General of the United States Department of Health and Human Services.

(l) Number of Beds. The licensed bed or unit capacity of each Facility is set forth on Schedule 4.10(l) of the Disclosure Schedules. No Seller Party has granted to any third party (other than any applicable Governmental Authority) the right to reduce the number of licensed beds, persons served or units in any of the Facilities or the right to apply for approval to move any and all of the licensed beds, persons served or units in the Facilities to any other location and there are no proceedings to reduce the number of licensed beds, persons served or units in the Facilities. No Seller Party has applied to a Governmental Authority to reduce the number of licensed or certified beds of any Facility or to move or transfer the right to any and all of the licensed or certified beds of any Facility to any other location or to amend or otherwise change any Facility and/or the number of beds approved by the state health department or equivalent (or any subdivision) or other applicable state licensing agency.

(m) Provider Agreements and Provider Numbers. To the Seller’s Knowledge, there is no investigation, audit, claim review or other action pending or threatened (i) that could reasonably result in a revocation, suspension, termination, probation, restriction, limitation, or non-renewal of any Provider Agreement or Provider Number; or (ii) result in a Facility’s exclusion from any Third Party Payor Program. To the Seller’s Knowledge, no Third Party Payor Program has made any decision not to renew any Provider Agreement or Provider Number related to any Facility. No Facility has made any decision not to renew any Provider Agreement or Provider Number, nor is there any Action pending or, to the Seller’s Knowledge, threatened to impose sanctions with respect to any Facility. Each Facility has the Provider Agreement and Provider Number to bill the Medicare program and the respective Medicaid programs in the state or states in which the Facility operates.

(n) Inpatient Rehabilitation Facilities. With respect to each Facility that is licensed under applicable state Law to operate an inpatient rehabilitation facility:

(i) For the current cost reporting period ending December 31, 2012, Seller and each Seller Party has maintained a mean compliance rate for each such Facility of greater than or equal to sixty percent (60%), as required pursuant to regulations promulgated by CMS.

(ii) Neither the Seller nor any Seller Party has received any written notice from the Medicare fiscal intermediary or any other Governmental Authority regarding meeting the CMS-13 compliance for any period of time since December 31, 2010.

4.11 Employees.

(a) Schedule 4.11(a) of the Disclosure Schedules contains a true and complete list of the following information for each employee of the Business: employer; employee name; job title; date of hiring; current compensation; sick, personal and vacation leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Plan. All amounts for employee compensation, sick, vacation and personal leave required to be paid on or prior to the applicable Closing Date in accordance with law or the ordinary policies and procedures of the Seller or the Seller Party, as applicable, have been paid or included in Working Capital.

(b) Schedule 4.11(b) of the Disclosure Schedules contains a true and complete list of all collective bargaining agreements with respect to the Business. There is no representation claim or petition pending before the U.S. National Labor Relations Board or any similar state or local labor agency of which the Seller, any Seller Party or the Peoria JV has been notified in writing by any Governmental Authority and, to the Seller’s Knowledge, no question concerning representation has been raised or threatened in writing to the Seller, any Seller Party or the Peoria JV by any Governmental Authority respecting the employees of the Business that could reasonably be expected to affect the Business in any material respect.

(c) No strike, slowdown or work stoppage is occurring, nor, to the Seller’s Knowledge, is threatened with respect to the employees of the Business that could reasonably be expected to affect the Business in any material respect.

(d) To the Seller’s Knowledge, no written notice has been received by the Seller, any Seller Party or the Peoria JV within the twelve (12) months immediately preceding the Execution Date, of any complaint or proceeding filed against the Seller, any Seller Party or the Peoria JV that is unresolved claiming that the Seller, such Seller Party or the Peoria JV has violated any applicable employment Laws before any federal, state or local agency or labor relations board, including the National Labor Relations Board and the Equal Employment Opportunity Commission regarding any employees of the Business that could reasonably be expected to affect the Business in any material respect. To the Seller’s Knowledge, no written notice that remains unresolved has been received by the Seller, any Seller Party or the Peoria JV of the intent of any federal, state or local agency responsible for the enforcement of labor or employment Laws to conduct an investigation of the Seller, any Seller Party or the Peoria JV regarding any employees of the Business, and, to the Seller’s Knowledge, no such investigation is in progress.

4.12 Employee Benefit Plans.

(a) Schedule 4.12 of the Disclosure Schedules lists all Employee Benefit Plans that the Seller, any Seller Party or the Peoria JV sponsors, maintains, contributes or is obligated to contribute for the benefit of the employees of the Business, or under which the Seller, any Seller Party or the Peoria JV has any material Liability with respect to the employees of the Business (each, a “Plan”). The Seller has made available to the Purchaser true and complete copies of each Plan (or, if the Plan has not been reduced to writing, a written summary of all material terms).

(b) Neither the Seller nor any Seller Party nor the Peoria JV nor any ERISA Affiliate thereof has in the last six (6) years sponsored, maintained or contributed to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) covering employees of the Business that is subject to Title IV of ERISA or Code Section 412, including any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, or any “multiple employer plan” subject to Section 4063 or 4064 of ERISA. “ERISA Affiliate” means any Person that is considered, or at any time within the last six (6) years was considered, a single employer with such Person under Section 414(b), (c), (m) or (o) of the Code.

4.13 Environmental Matters. Except as disclosed in any of the ESA Reports (as defined below):

(a) The conduct of the Business by the Seller, each Seller Party or the Peoria JV is in compliance with all applicable Environmental Laws in all material respects. Each Seller Party has obtained all material approvals required to be obtained from Governmental Authorities for the Business under Environmental Laws. To the Seller’s Knowledge, since January 1, 2010, none of the Seller, any Seller Party or the Peoria JV have received any written communication from any Person alleging that the Business or any Facility is not in compliance with Environmental Laws.

(b) There has been no Release by Seller or, to the Seller’s Knowledge, threatened Release of Hazardous Substances by Seller at any Facility that requires investigation or remediation by the Seller, any Seller Party or the Peoria JV pursuant to applicable Environmental Laws.

(c) To the Seller’s Knowledge, there are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no asbestos or asbestos-containing materials at any Facility.

(d) Since January 1, 2010, neither the Seller nor any Seller Party nor the Peoria JV has received any written notice, notification or demand from any Governmental Authority with respect to the Business or any Facility pursuant to Environmental Law. There are no Proceedings, Orders, fines or penalties under Environmental Laws, or otherwise regarding the Release or threatened Release of Hazardous Substances, in each case with respect to the Business or any Facility, pending or, to the Seller’s Knowledge, threatened in writing, against the Seller, any Seller Party or the Peoria JV.

(e) Schedule 4.13 of the Disclosure Schedules sets forth a true and complete list of all Phase I environmental site assessments, Phase II environmental site assessments and other environmental studies in the possession or control of the Seller, any Seller Party or the Peoria JV relating to the Business or any Facility (collectively, the “ESA Reports”), and each of the ESA Reports has been made available to the Purchaser.

(f) Notwithstanding anything else in this Agreement to the contrary, this Section 4.13 contains the only representations and warranties made by the Seller with respect to Environmental Laws.

4.14 Absence of Certain Changes. Between December 31, 2012 and the applicable Closing Date, the Seller, the Seller Parties and the Peoria JV have operated the Business in the Ordinary Course of Business and, to the Seller’s Knowledge, there has not occurred any event, development or change that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect. Without limiting the generality of the immediately preceding sentence and between December 31, 2012 and the applicable Closing Date, in connection with the Business, neither the Seller, nor any Seller Party has:

(a) sold, transferred, leased to others or otherwise disposed of any Purchased Assets, other than in the Ordinary Course of Business or pursuant to this Agreement;

(b) permitted any of the Purchased Assets to become subject to an Encumbrance other than a Permitted Encumbrance;

(c) terminated any Assigned Contract or received any written notice of termination of any Material Contract or Real Property Lease, except for terminations of Assigned Contracts (i) upon their expiration during such period in accordance with their terms or (ii) in the Ordinary Course of Business;

(d) changed its method of accounting or its accounting principles or practices, including any policies or practices with respect to revenue recognition or the establishment of reserves for Accounts Receivable, utilized in the preparation of the Financial Statements, other than as required by GAAP; or

(e) settled any material Action by any Person or before any court or Governmental Authority alleging a violation of any Law or Material Contract by the Seller or a Seller Party relating to any of the Purchased Assets or the Business other than professional liability claims settled in the Ordinary Course of Business.

4.15 Brokers and Finders. Neither the Seller nor any Seller Party has engaged, nor is liable to pay any fees, costs or commissions to, any broker, finder, agent or financial advisor (each, a “Broker” and collectively, the “Brokers”) in connection with the transactions contemplated hereby.

4.16 WARN Act. No Seller Party has, within the ninety (90) days immediately prior to the applicable Closing Date, in whole or in part taken any action or actions which would, independently of the transaction contemplated hereby, result in a plant closing or mass layoff, temporary or otherwise, within the meaning of the WARN Act, or any similar applicable Law.

4.17 Average Length of Stay. The average Medicare patient length of stay (“Average Length of Stay”) at each of the Transferred Facilities that is a long-term acute care hospital was over twenty-five (25) days for the most recent Cost Report period year ending prior to the date of this Agreement. Prior to each Closing, the Seller will provide the Purchaser with such reasonable documentation regarding the Average Length of Stay at such Transferred Facilities as the Purchaser may reasonably request.

4.18 Inventory. The Inventory for each Facility was or will be acquired and maintained in accordance with the regular business practices of such Facility.

4.19 Receivables. The Accounts Receivable include only receivables arising from bona fide sales in the conduct of the Ordinary Course of Business of the Seller Parties, are in all respects true and genuine and represent bona fide and undisputed obligations of the respective debtors. No payment of the Accounts Receivable is contingent upon performance of any obligations or contract, past or future. To the Seller’s Knowledge, no defense, counterclaim, offset or adjustment exists as to any Accounts Receivable.

4.20 Insurance. Schedule 4.20 of the Disclosure Schedules lists all of the policies of fire and casualty, liability and other forms of insurance with respect to the Facilities that the Seller Parties maintain with respect to the Facilities. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the applicable Closing Date), and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation. No Seller Party has received any notice from the insurance companies that such Seller Party is not in compliance with such insurance policies.

4.21 No Other Representations or Warranties; Reliance on Representations and Warranties. Except for the representations and warranties contained in this Agreement, the Seller does not make any other express or implied representation or warranty with respect to the Business, the Purchased Assets, the Assumed Liabilities, the Peoria JV or any other matter in connection with the transactions contemplated by this Agreement, and the Seller disclaims any other representations or warranties, express or implied, including with respect to (a) any financial projections or other forward-looking information with respect to the Business or any Facility, (b) merchantability and fitness for a particular purpose or (c) any other matter that, under applicable Law, will be deemed to give rise to any express or implied warranty. Except for the representations and warranties contained in this Article IV or in the other Transaction Documents, all Purchased Assets are conveyed on an “AS IS” and “WHERE IS” basis. The representations and warranties of the Purchaser contained in this Agreement (and the rights of the Seller and the other Indemnified Parties to indemnification pursuant to Section 9.3 for breaches of such representations and warranties) are the only representations and warranties (and the only rights and remedies with respect thereto) that have been relied upon by the Seller as part of and as a basis for the bargain contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser (and, with respect to Section 5.5 and Section 5.6, the Guarantor) represents and warrants to the Seller that the following representations and warranties in this Article V are true and complete as of the Execution Date and as of the Closing Date (or in the case of representations and warranties that by their terms speak as of a specified date, as of such specified date).

5.1 Corporate.

(a) Organization. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b) Power and Authority; Authorization; Enforceability. The Purchaser has all necessary corporate power and authority to own, operate and lease its properties and assets, to carry on its businesses as and where such is now being conducted, to enter into the documents and instruments to be executed and delivered by the Purchaser pursuant hereto and to carry out the transactions contemplated hereby. The execution and delivery of the Transaction Documents by the Purchaser and performance of this Agreement by the Purchaser have been duly and validly authorized by its boards of directors and by all other necessary corporate action on the part of the Purchaser. This Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

(c) Qualification. The Purchaser is duly qualified or licensed to do business, and is in good standing, in all jurisdictions (domestic and foreign) in which the character or the location of the assets owned or leased by it or the nature of the business conducted by it requires such licensing or qualification.

(d) No Conflicts or Violations. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the fulfillment of the terms hereof by the Purchaser will: (i) violate or result in a breach of any of the material terms and provisions of, constitute a default under, conflict with, or result in any acceleration of rights, benefits or obligations of any party under, any Contract to which the Purchaser is a party or by which it is bound; (ii) violate any Order applicable to the Purchaser; (iii) constitute a violation by the Purchaser of any applicable Law; (iv) result in the breach of any of the material terms or conditions of, or constitute a default under, or otherwise cause any impairment of, any permit, license or other governmental authorization held by the Purchaser; or (v) conflict with or violate any charter document, operating agreement or partnership agreement of the Purchaser, except in the case of subclauses 5.1(d), (d), (d) and (d), to the extent that any such violation, individually or in the aggregate, would not reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

(e) Except for required filings under the HSR Act, no material authorizations, approvals, waivers or consents are required to be obtained, or notices to be made, by the Purchaser to consummate the transactions contemplated hereby.

5.2 Acknowledgment. The Purchaser hereby acknowledges that it has read this Agreement and the other documents to be delivered in connection with the consummation of the transactions contemplated hereby (including all of the Transaction Documents) and has made an independent examination of the transactions contemplated hereby (including the tax consequences thereof). The Purchaser acknowledges that it has had an opportunity to consult with and has relied upon the advice of its legal counsel, financial advisors, or accountants with respect to the transactions contemplated hereby to the extent the Purchaser has deemed necessary, and has not been advised or directed by the Seller or its legal counsel or other advisors in respect of any such matters and has not relied on any such Persons in connection with this Agreement, the transactions contemplated hereby or with respect to any Transaction Documents.

5.3 Litigation. No lawsuit, governmental investigation or legal, administrative, or arbitration action or proceeding is pending or threatened against the Purchaser, that questions the validity of this Agreement or seeks to prohibit, enjoin or otherwise challenge the consummation of the transactions contemplated hereby.

5.4 Brokers and Finders. No Broker has been engaged by the Purchaser in connection with the transactions contemplated hereby. No fees, commissions or costs of any such Broker will be owed by the Purchaser.

5.5 Financing Terms.

(a) The Purchaser has delivered to the Seller true, complete and correct copies of (i) the term loan term sheet and project approval letter, each dated March 12, 2013, among Purchaser’s real estate lender identified therein (the “RE Lender”), Purchaser, as borrower, and Guarantor as guarantor thereunder (together with all exhibits, schedules, annexes, supplements and amendments thereto, the “RE Lender Financing Letter”) and (ii) the senior revolving credit facility and senior term loan term sheet dated February 1, 2013, between Purchaser’s accounts receivable lender identified therein (the “AR Lender” and, together with RE Lender, the “Financing Sources”), as lender and administrative agent, and Guarantor, as borrower (together with all exhibits, schedules, annexes, supplements and amendments thereto, the “AR Lender Letter” and, together with the RE Lender Financing Letter, the “Debt Financing Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources have agreed to lend the amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement.

(b) The Debt Financing Letters have not been amended, restated or otherwise modified or waived prior to the date of this Agreement and, as of the Execution Date, the undertakings contained in the Debt Financing Letters have not been withdrawn, terminated or rescinded in any respect. Except as set forth in the Debt Financing Letters, as of the Execution Date, there are no other agreements, side letters or arrangements relating to Financing or the Debt Financing Letters. Assuming performance by the Seller of its obligations that are required to be performed prior to the Closing, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Debt Financing Letters, together with the Purchaser’s cash on hand, will be sufficient for the Purchaser to pay the portion of the Purchase Price payable on each Closing Date, and all related fees and expenses and any other payment contemplated in this Agreement.

(c) As of the Execution Date, neither the Purchaser nor the Guarantor has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing necessary for each Closing will not be available to the Purchaser on the first Closing Date (assuming satisfaction of all Closing Conditions). The Purchaser or the Guarantor, as the case may be, has fully paid all commitment fees, origination fees or other fees required to be paid on or prior to the Execution Date pursuant to the Debt Financing Letters.

(d) The obligations of the Purchaser and the Guarantor hereunder are not subject to any conditions regarding the ability of the Purchaser or the Guarantor to obtain financing for the consummation of the transactions contemplated hereby.

5.6 Solvency. Neither the Purchaser nor the Guarantor is entering into the Transaction Documents or Debt Financing Letters with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to each of the transactions contemplated by the Transaction Documents and Debt Financing Letters, the payment of the Purchase Price, and all related fees and expenses, assuming satisfaction of the conditions to the Purchaser’s obligation to consummate each Closing as set forth herein, each of the Purchaser and the Guarantor (a) as of each Closing Date will be able to pay its debts as they become due and shall own property having a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature and (b) shall not have, as of each Closing Date, unreasonably low levels of capital to carry on any businesses in which it is engaged. For purposes of this Section 5.6, (i) “fair saleable value” means the amount that may be realized if the aggregate assets (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises, and (ii) “not have, as of each Closing Date, unreasonably low levels of capital to carry on any businesses in which it is engaged” means that each of the Purchaser and the Guarantor will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

5.7 No Other Representations or Warranties; Reliance on Representations and Warranties. Except for the representations and warranties contained in this Agreement, the Purchaser does not make any other express or implied representation or warranty to the Seller with respect to any matter in connection with the transactions contemplated by this Agreement, and the Purchaser disclaims any other representations or warranties, including any express or implied warranties as to any other matter that, under applicable Law, will be deemed to give rise to any express or implied warranty unless such warranties are expressly disclaimed by the Purchaser. The representations and warranties of the Seller contained in this Agreement (and the rights of the Purchaser and its Affiliates, directors, officers, shareholders, employees, agents and other representatives to indemnification pursuant to Section 9.2 for breaches of such representations and warranties) are the only representations and warranties (and the only rights and remedies with respect thereto) that have been relied upon by the Purchaser as part of and as a basis for the bargain contemplated by this Agreement.

ARTICLE VI

COVENANTS

6.1 Conduct of the Business.

(a) During the period from the Execution Date and continuing until the earlier of the termination of this Agreement or the Closing of the sale of all of the Facilities, the Seller shall (except to the extent consented to in writing by the Purchaser, which consent shall not be unreasonably withheld or delayed) operate each Transferred Facility in the Ordinary Course of

Business and use commercially reasonable efforts consistent with past practice to seek (i) to preserve intact the goodwill of each Transferred Facility and to preserve, maintain and protect the Purchased Assets relating to each Transferred Facility and (ii) to preserve relationships with material customers, suppliers, Physicians, distributors, licensors, licensees, and others having business dealings with each Non-Transferred Facility (other than pursuant to any Overhead and Shared Services). In addition, Seller shall maintain (A) the Facilities in good operating condition and repair and (B) scheduled maintenance of the Transferred Equipment in the Ordinary Course of Business.

(b) Without limiting the foregoing, the Seller shall not do, or cause or permit any Seller Party to do, any of the following with respect to any Purchased Asset or Assumed Liability related to any Non-Transferred Facility, except as contemplated by the Transaction Documents, or as necessary to consummate the transactions contemplated by this Agreement and the Transaction Documents, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed:

(i) (A) enter into any Contract that would be an Assigned Contract that is not terminable upon ninety (90)-days written notice without material penalty or that exceeds $200,000 in aggregate value, or (B) violate, amend or otherwise modify or waive any of the material terms of any of Material Contracts, or modify or terminate any lease for a Leased Real Property;

(ii) sell, transfer, lease, license, relocate or otherwise dispose of or suffer to exist any Encumbrance (other than a Permitted Encumbrance) on any of the Purchased Assets, except in the Ordinary Course of Business;

(iii) amend, terminate, extend or waive any right included in the Purchased Assets of substantial value (except for any such amendment, termination or extension as may be automatically effected pursuant to the express terms of such Real Property Lease, Tenant Lease or Permit), including any rights with respect to the Real Property Leases, provided, however, that the Seller shall not be prohibited from exercising any rights or remedies conferred by the terms of the Real Property Leases (and, for the avoidance of doubt, the Seller and its Affiliates shall be permitted to terminate any Intercompany Leases prior to the applicable Closing);

(iv) make or permit to be made any material alterations, improvements or additions to any Facility or any of the Real Property or Improvements;

(v) except in the Ordinary Course of Business or as required by Law or the terms of any Plan as in effect on the date hereof, (A) adopt any new or materially amend any existing Plan or (B) increase the salaries or wage rates of the employees of the Business whose annual compensation in 2012 exceeded $100,000; provided that, notwithstanding the foregoing, nothing herein shall prevent the amendment of any Plan that includes other employees of the Seller or any of its Affiliates; or

(vi) agree in writing to take any of the foregoing actions.

(c) For the avoidance of doubt, none of the limitations or prohibitions in this Section 6.1 shall be applicable to the Seller or any of its Affiliates except solely with respect to the Purchased Assets or the Assumed Liabilities related to the Transferred Facilities.

6.2 Certain Tax Matters.

(a) Apportionment of Certain Taxes. All Property Taxes levied with respect to the Purchased Assets shall be apportioned between the respective Seller Party and the Purchaser as of the applicable Effective Time based on the number of days of the applicable taxable period prior to the applicable Effective Time (with respect to any such taxable period, the “Pre-Closing Period”) and on and after the applicable Effective Time (with respect to any such taxable period, the “Post-Closing Period”). Each Seller Party shall be responsible for such Seller Party’s proportionate share of any such Taxes that are attributable to the Pre-Closing Period and the Purchaser shall be liable for its proportionate share of any such Taxes that are attributable to the Post-Closing Period.

(b) Returns. The Seller shall prepare or cause to be prepared and shall file or cause to be filed all Returns relating to Taxes arising out of the operation of the Business or the ownership of the Purchased Assets with respect to any Pre-Closing Period. All such Returns shall be prepared in accordance with the Seller’s past custom and practice, except to the extent otherwise required by applicable Law. The Purchaser shall pay to the Seller promptly on demand all Property Taxes levied with respect to the Purchased Assets with respect to any Post-Closing Period included in any such Return prepared or caused to be prepared by the Seller for which the Purchaser is responsible pursuant to Section 6.2(a) to the extent paid by any Seller Party prior to the Closing, provided, however, if the Purchaser does not promptly pay to the Seller any such liabilities, the Seller shall have the unilateral right to pursue an indemnification claim for such liabilities in accordance with Section 9.2 hereof.

(c) Tax Cooperation. The Purchaser and the Seller shall furnish or cause to be furnished to each other, upon written request, as promptly as reasonably practicable, to the extent they have access to the same, such information and assistance relating to the Business, the Purchased Assets or the Assumed Liabilities as is reasonably necessary for the filing of all Returns, the making of any election relating to Taxes, the preparation for any audit by any Governmental Authority, and the prosecution or defense of any claims, suit or proceeding relating to any Tax. Any expenses incurred in furnishing such information or assistance shall be borne by the Party requesting it.

(d) Transfer Taxes. All sales, transfer (including real estate transfer), stamp, documentary, filing, recordation and other similar Taxes, together with interest, additions or penalties with respect thereto resulting from the transactions contemplated by this Agreement (including the purchase of the Purchased Assets hereunder) (“Transfer Taxes”), shall be divided equally between the Seller and the Purchaser and paid one-half by the Seller and one-half by the Purchaser. Any Returns required to be filed in connection with Transfer Taxes shall be prepared and filed when due by the Parties, as agreed. The Parties shall provide one another with a copy of such Return for review and comment at least five (5) Business Days prior to such filing.

6.3 Reasonable Best Efforts; Cooperation; Regulatory Filings.

(a) In accordance with the terms and conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the sale, conveyance, assignment, transfer and delivery of each of the Facilities and the other transactions contemplated by this Agreement to the extent the same is the obligation of such Party pursuant to the terms of this Agreement, including using its reasonable best efforts to accomplish each of the following: (i) taking of all reasonable acts necessary to cause the Closing Conditions of the Parties set forth in Article VII to be satisfied, (ii) obtaining all necessary consents, approvals, waivers, Orders and authorizations from Governmental Authorities and making all necessary registrations, declarations and filings with Governmental Authorities, including all licensure applications, (iii) taking all reasonable steps as may be necessary to avoid any objections or Proceedings by any Governmental Authority, (iv) obtaining all necessary consents, approvals or waivers from third parties, including without limitation, in respect of any Required Landlord Consent, an Acceptable Landlord Consent, (v) for each Facility subject to a Real Property Lease, obtaining an estoppel certificate from the landlord under such Real Property Lease in the form required pursuant to the applicable Real Property Lease, or if no form is required, in form and substance similar to the form attached hereto as Exhibit H (each, a “Landlord Estoppel”), (vi) if requested by the Purchaser at least thirty (30) days prior to the applicable Closing Date, for each Facility subject to a Real Property Lease, a memorandum of assignment of lease (which shall be in recordable form) in a form reasonably acceptable to the Purchaser (each, a “Memorandum of Lease”), (vii) for each Tenant Lease, an estoppel from the tenant or subtenant thereunder in the form required pursuant to the applicable Tenant Lease, or if no form is required, in form and substance similar to the form attached hereto as Exhibit J (each, a “Tenant Estoppel”); and (viii) for any Real Property Lease that is subordinate to the lien of a lender providing financing to the landlord under such Real Property Lease, a subordination, non-disturbance and attornment agreement in the form required pursuant to the applicable Real Property Lease, or if no form is required, in form and substance similar to the form attached hereto as Exhibit I (each, a “Subordination Nondisturbance and Attornment Agreement”), executed by such lender and the landlord under such Real Property Lease; provided, however, that the foregoing provisions of this Section 6.3(a) shall not require (A) either Party to perform, satisfy or discharge any obligations of any other Party under this Agreement or otherwise or (B) require the Seller, the Seller Parties or the Peoria JV to expend any money other than for filing fees or expenses, or other de minimis costs or expenses, or agree to any restrictions or liability in order to obtain any consents, approvals or waivers. To the extent such Landlord Estoppels, Memoranda of Lease, Tenant Estoppel and Subordination Nondisturbance and Attornment Agreement is received by the Seller prior to the applicable Closing, the Seller shall deliver the same to the Purchaser.

(b) Prior to and after Closing, the Purchaser and the Seller shall jointly submit a duly executed form CMS-855A acknowledging the assignment by the Seller to the Purchaser of the Seller’s interest in the Medicare provider agreement, it being understood by the Parties that the Purchaser and the Seller are jointly responsible for taking all actions necessary to ensure that CMS acknowledges the Purchaser as the assignee of the Medicare provider agreement for each Facility.

(c) To the extent permitted by applicable Law, each Party shall consult with the other Party with respect to, and provide any information reasonably requested by the other Party in connection with, all material filings made with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. If any Party or any of its Affiliates receives a request for information or documentary material from any Governmental Authority with respect to any of the transactions contemplated hereby, such Party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and, to the extent permitted by applicable Law, an appropriate response in compliance with such request, after consultation with the other Party.

(d) In addition to and without limiting any of the other covenants of the Parties contained in this Section 6.3, consistent with the reasonable best efforts described in Section 6.3(a), the Parties shall, and shall cause their respective Affiliates to, (i) make the filings required to be made by them (or their “ultimate parent entities”) with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”) under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, (ii) comply, at the earliest practicable date, with any request for additional information or documentary material received by the Parties, or any of their respective Affiliates from the FTC or the DOJ pursuant to the HSR Act or from any state attorney general or other Governmental Authority in connection with any Antitrust Laws applicable to the transactions contemplated hereby, and (iii) cooperate with each other in connection with any filing under the HSR Act or any other Antitrust Laws, with a view to resolving any investigation, inquiry or objection concerning the transactions contemplated hereby commenced by the FTC, DOJ, any state attorney general or any other Governmental Authority within 90 days of the Parties’ notifications under the HSR Act, including, at the sole discretion of the Seller, withdrawing individual Facilities from this Agreement as necessary to obtain the necessary approvals under the HSR Act. For the avoidance of doubt, if a Facility is withdrawn, then the amount set forth on Schedule 2.5 as the Purchase Price for such Facility shall not be paid by the Purchaser to the Seller. Concurrently with the filing of notifications under the HSR Act, the Parties shall each request early termination of the applicable “waiting period” under the HSR Act. The Purchaser and the Seller shall pay in equal proportion the applicable filing fee under the HSR Act, and each Party shall be responsible for payment of its own respective costs and expenses (including attorneys’ fees and other legal fees and expenses) associated with the preparation of its portion of any antitrust filings.

6.4 Financing.

(a) Each of the Purchaser and the Guarantor shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing, including using its best efforts to (i) satisfy on a timely basis (or obtain a waiver of) all conditions and covenants applicable to the Purchaser, the Guarantor or its Affiliates, as the case may be, to obtaining the Financing required for each Closing at or prior to such Closing as set forth therein, (ii) negotiate, execute and deliver (or cause its Affiliates to execute and deliver) definitive agreements with respect to such Financing on the terms and conditions contemplated by the Debt Financing Letters (and provide copies thereof to the Seller), (iii) fully pay any and all commitment fees, origination fees or other fees required by the Debt Financing Letters and (iv) upon satisfaction of the conditions set forth in the Debt Financing Letters, consummate the Financing necessary for each Closing at or prior to such Closing.

(b) In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Letters, the Purchaser shall promptly notify the Seller and each of the Purchaser and the Guarantor shall use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources on (i) terms and conditions not materially less favorable to the Purchaser than the Debt Financing Letters, (ii) with conditions to the funding of the Financing not materially less favorable to the interests of the Seller than those included in the Debt Financing Letters and (z) in an amount sufficient to consummate the transactions contemplated hereby, including the payment of the Purchase Price, the amounts to be paid pursuant to Section 8.2 (if any) and all related fees and expenses promptly following the occurrence of such event, and in any event prior to or on the Initial Closing Date.

(c) The Purchaser and the Guarantor shall keep the Seller reasonably informed and in reasonable detail with respect to all material developments concerning the Financing, including the alternative financing. Without limiting the generality of the foregoing, the Purchaser and the Guarantor shall promptly (and, in any event, within two (2) Business Days) notify the Seller in writing (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both could reasonably be expected to give rise to any material breach or default) by any party to the Debt Financing Letters or the definitive agreements with respect thereto, (ii) of the receipt by the Purchaser or any of its Affiliates or their respective employees, agents or representatives of any notice or other communication from any Person with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to the Debt Financing Letters or any definitive agreement related thereto or any provision of the Financing contemplated pursuant to the Debt Financing Letters or any definitive agreement related thereto (including any proposal by any lender named in the Debt Financing Letters or any definitive agreement related thereto to withdraw, terminate or make a material change in the terms of (including the amount of financing contemplated by) the Debt Financing Letters) or (B) material dispute or disagreement between or among any parties to Debt Financing Letters or any definitive agreement related thereto, and (iii) if for any reason the Purchaser believes in good faith that (A) there is (or there is reasonably likely to be) a dispute or disagreement between or among any parties to the Debt Financing Letters or any definitive agreement related thereto or (B) there is a material possibility that it will not be able to obtain all or any portion of the financing contemplated in the Debt Financing Letters on the terms, in the manner or from the sources contemplated by the Debt Financing Letters or the definitive agreements related thereto. Each of the Purchaser and the Guarantor shall use its reasonable best efforts to cause the Financing Sources providing the Financing to fund on the Closing Date the Financing required to consummate the Closing and the other transactions contemplated by this Agreement if all conditions set forth in the Debt Financing Letters have been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing, but subject to the fulfillment or waiver of those conditions), including by taking enforcement action to cause such Financing Sources providing the Financing to comply with their obligations under the Debt Financing Letters and, subject to the terms and conditions of the Debt Financing Letters, to fund such Financing. References in this Agreement to “Financing” shall include the financing contemplated by the Debt Financing Letters as permitted by this Section 6.4 to be amended, modified or replaced (including, replacement with alternative financing and alternative financing letters pursuant to this Section 6.4) and references to “Debt Financing Letters” shall include such documents as permitted by this Section 6.4 to be amended, modified or replaced (including replacement with alternative financing letters pursuant to this Section 6.4), in each case from and after such amendment, modification or replacement.

(d) Prior to Closing, the Seller shall use its reasonable best efforts to provide to the Purchaser, and shall use its reasonable best efforts to cause its employees, advisors and representatives to provide to the Purchaser, all cooperation that is reasonably requested by the Purchaser in connection with the Financing, including: (i) participating in a reasonable number of meetings, due diligence sessions and sessions with prospective Financing Sources in connection with the Financing, (ii) assisting with the preparation of materials for bank information memoranda and similar documents required in connection with the Financing, and (iii) using reasonable best efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance at the expense of and as reasonably requested by the Purchaser on behalf of the Financing Sources; provided, however, that nothing herein shall require such cooperation either to support any bond offering or to the extent it would interfere unreasonably with the Business or operations of the Seller and its Affiliates; and provided, further, that the Seller, its Affiliates and its and their respective officers, directors or employees shall not be required to authorize, execute, deliver or perform under any agreement with respect to the Financing that is not contingent upon the Closing for the Facility or the related Purchased Assets or that would be effective prior to or simultaneous with the Closing for such Facility, and then only with respect to such Facility or the related Purchased Assets.

(e) None of the Seller, its Affiliates and its and their employees, agents or representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment, origination or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under this Section 6.4 and any information utilized in connection therewith. The Purchaser shall indemnify and hold harmless the Seller, its Affiliates and its and their employees, agents and representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing and the performance of their respective obligations under this Section 6.4 or any information utilized in connection therewith. The Purchaser shall, promptly upon request of the Seller, advance or reimburse (as requested) the Seller and its Affiliates for all out-of-pocket costs to be incurred or that have been incurred by the Seller and its Affiliates (including those of its and their employees, accountants, consultants, legal counsel, agents and other representatives) in connection with their performance of this Section 6.4 or otherwise to support or cooperate with the Financing.

6.5 Announcement; Nondisclosure.

(a) Except (i) with respect to (A) the Seller’s rights to disclose this Agreement to any lender (or applicable agents) to the Seller, or any Governmental Authority pursuant to any Law, Order or License, or as required by applicable Law or any listing agreement with or rule of any national securities exchange or association and (B) the Purchaser’s rights to disclose this Agreement to any lender (or applicable agents) to the Purchaser or any Governmental Authority respecting any License or comparable authorization issued or to be issued by any Governmental Authority, (ii) as required by applicable Law or (iii) as required in order to obtain an Acceptable Landlord Consent, Landlord Estoppel and Subordination Nondisturbance and Attornment Agreement, without the prior written consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed), each Party agrees that it will not, and will direct its representatives, agents and employees not to, disclose to any Person (other than its representatives, accountants, legal counsel, agents and employees who have a need to know and who similarly agree to be bound by this confidentiality provision) this Agreement, any facts relating to this Agreement and the discussions, negotiations and any agreements or understandings reached by the Parties related to this Agreement and upon such prior written consent, the disclosing Party shall provide the other Party with a draft of the proposed disclosure prior to the distribution thereof.

(b) Except as permitted by Section 6.5(a), the prohibition under Section 6.5(a) encompasses all other information related to this Agreement and the transactions contemplated hereby, including (i) the identities of participants or potential participants in this transaction, (ii) the existence or status of any negotiations, or (iii) economic or pricing information, or any other term or detail, or portion of any documents or other materials.

(c) Except as may be necessary to enforce this Agreement or any other Transaction Document, or to comply with applicable Laws, for five (5) years after the Initial Closing, the Seller shall (i) treat and hold as confidential any proprietary and confidential information of the Seller exclusively related to the Purchased Assets or the Assumed Liabilities related to any Transferred Facility (collectively, the “Confidential Information”), and (ii) refrain from using any of the Confidential Information except in connection with this Agreement. The term “Confidential Information” shall not include information that is or becomes generally available to the public by actions of Persons other than the Seller or that pertains to any of the Excluded Assets or the Excluded Liabilities. If the Seller is required to disclose any Confidential Information in order to comply with, or avoid violating, any applicable Law, the Seller will use commercially reasonable efforts to provide the Purchaser with prompt notice thereof. To the extent legally permissible and at the Purchaser’s sole expense, the Seller shall provide the Purchaser, in advance of any such disclosure, with copies of any Confidential Information that the Seller intends to disclose (and, if applicable, the text of the disclosure language itself) and shall reasonably cooperate with the Purchaser, at the Purchaser’s sole expense, if permitted by applicable Law, to the extent the Purchaser may reasonably seek to limit such disclosure in a manner consistent with applicable Law.

(d) Except as may be necessary to enforce this Agreement or any other Transaction Document, for five (5) years after the Initial Closing, the Purchaser shall (i) treat and hold as confidential any proprietary and confidential information of the Seller or any of its Affiliates that does not exclusively relate to the Purchased Assets or the Assumed Liabilities related to a Transferred Facility, including any proprietary and confidential information relating to any of the Excluded Assets or the Excluded Liabilities (collectively, the “Seller Confidential Information”), and (ii) refrain from using any of the Seller Confidential Information except in connection with this Agreement. The term “Seller Confidential Information” shall not include information that is or becomes generally available to the public by actions of Persons other than the Purchaser or any of its Affiliates. If the Purchaser is required to disclose any Seller

Confidential Information in order to avoid violating any applicable Law, the Purchaser will use commercially reasonable efforts to provide the Seller with prompt notice thereof. To the extent legally permissible and at the Seller’s sole expense, the Purchaser shall provide the Seller, in advance of any such disclosure, with copies of any Seller Confidential Information that the Purchaser intends to disclose (and, if applicable, the text of the disclosure language itself) and shall reasonably cooperate with the Seller, at the Seller’s sole expense, if permitted by applicable Law, to the extent the Seller may reasonably seek to limit such disclosure in a manner consistent with applicable Law.

6.6 Employees.

(a) Not less than seven (7) Business Days prior to the Initial Closing, the Seller shall update the list of employees on Schedule 4.11(a) of the Disclosure Schedules to reflect any changes therein that occurred on and after the Execution Date.

(b) All employees who are directly employed by the Peoria JV immediately prior to the Effective Time applicable to the Peoria JV (the “JV Employees”) shall continue to be employed by the Peoria JV as of and immediately after the Effective Time applicable to the Peoria JV. Not less than five (5) Business Days prior to the Initial Closing, the Purchaser shall offer in writing employment to all of the employees listed on Schedule 4.11(a) of the Disclosure Schedules as updated pursuant to Section 6.6(a) (other than the JV Employees), which offers shall be for employment with the Purchaser (or its Affiliates), commencing effective as of the Effective Time applicable to the Facility at which such employee is employed (or in the case of any employee who is on disability leave or receives workers’ compensation, effective from and after the date such employee returns to active employment), and otherwise on the terms and conditions set forth in this Section 6.6. Employees who accept the Purchaser’s offers of employment and commence employment with the Purchaser are referred to herein as the “Transferred Employees” and, together with the JV Employees, the “Purchaser Employees.” The employment of each Transferred Employee shall be effective as of the Effective Time applicable to the Facility at which such employee is employed (or in the case of any employee who is on disability leave or receives workers’ compensation, effective from and after the date such employee returns to active employment). Nothing contained in this Agreement shall constitute a guaranty of continued employment of any kind for any current or former employee of Seller or any Seller Party, whether or not such employee is hired by the Purchaser.

(c) The Purchaser shall employ, or with respect to the JV Employees, cause the Peoria JV to employ, Purchaser Employees on the following terms and conditions, which terms and conditions the Purchaser shall maintain (or shall cause Peoria JV to maintain) for each Purchaser Employee for at least twelve (12) months following the applicable Closing Date (or such shorter period as any such Purchaser Employee is employed by the Purchaser or its Affiliates): (i) the same or greater base salary or rate of pay, as in effect immediately prior to the applicable Closing Date, and (ii) other compensation and employee benefits that are substantially equivalent to the compensation and benefits that are provided by the Purchaser to its similarly situated employees; provided, however, that the terms and conditions of the Purchaser Employees who are covered by the collective bargaining agreements shall be as set out in the applicable collective bargaining agreement until such agreement’s expiration, modification or termination in accordance with its terms or applicable Law.

(d) Pursuant to Treasury Regulations Section 1.409A-1(h)(4), the Seller and the Purchaser agree that, on the applicable Closing Date, each Transferred Employee shall be treated as having a “separation from service” for purposes of Section 409A of the Code and Treasury Regulations Section 1.409A-1(h).

(e) Except as provided in Section 6.6(i), the Seller Parties shall retain the liability for the claims respecting the Transferred Employees that are incurred under any Plan prior to the applicable Effective Time.

(f) The Seller Parties shall be responsible for the provision of healthcare continuation coverage benefits to all individuals entitled to benefits required to be provided by the continuation health care coverage requirements of Section 4980B of the Code and Sections 601 through 607 of ERISA as of the applicable Closing Date, including, but not limited to, any current or former employee of any Seller Party who is entitled to such coverage as a result of the transactions contemplated by this Agreement.

(g) The Seller and the Purchaser shall not report on a “predecessor-successor” basis with respect to each Purchaser Employee pursuant to the alternative procedures prescribed in Section 5 of Revenue Procedure 2004-53, I.R.B. 2004-34.

(h) As soon as practicable following the applicable Closing Date, with respect to the Plans that are qualified defined contribution plans, the Purchaser shall permit the Purchaser Employees to roll over their account balances and outstanding loan balances, if any, thereunder into any applicable “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by the Purchaser.

(i) The Purchaser shall be responsible for any and all Liabilities arising out of or with respect to (A) any Purchaser Employee accrued or arising on and after the applicable Closing Date or attributable to events or circumstances occurring or existing on and after the applicable Closing Date, (B) any termination of employment of any employee listed on Schedule 4.11(a) of the Disclosure Schedules who did not receive an offer of employment from the Purchaser that satisfies the terms and conditions set forth in this Section 6.6 and Section 6.7, and (C) all accrued wages, accrued bonuses, vacation and paid time off entitlement for Purchaser Employees to the extent not paid prior to the Closing Date, but only to the extent that such obligations are included in Working Capital and other accrued amounts with respect to the Purchaser Employees included in the Assumed Liabilities. During the period from the Execution Date and continuing until the earlier of the termination of this Agreement or the final Subsequent Closing, except or as otherwise agreed by the Purchaser in writing (which consent will not be unreasonably withheld, conditioned or delayed), the Seller will not make offers of post-Closing employment to Purchaser Employees for employment with the Seller or any of the Seller’s Affiliates for periods subsequent to any Closing, other than to those employees who are not offered or do not accept offers of post-Closing employment from the Purchaser.

6.7 Employee Benefits.

(a) As soon as practicable following the applicable Closing Date, the Purchaser shall permit the Purchaser Employees, as well as dependents of such employees (collectively, with the Purchaser Employees, the “Affected Participants”) to commence participation in the applicable employee benefit plans, programs or policies maintained by the Purchaser (each, a “Purchaser Plan”). The Purchaser shall cause each Purchaser Employee to receive full credit for such employee’s service with the Seller and its Affiliates and any of their predecessors for purposes of eligibility, vesting, determination of the level of benefits, and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plan) under Purchaser Plans or otherwise to the same extent recognized by the Seller and its Affiliates immediately prior to the applicable Closing Date. With respect to each Purchaser Plan in which Affected Participants become eligible to participate, the Purchaser shall waive any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, except to the extent that such waiting period, evidence of insurability requirement, or pre-existing condition limitations would not have been satisfied or waived under the comparable Plan in which the Affected Participant participated immediately prior to the applicable Effective Time.

(b) To the extent permitted by applicable Law, the Purchaser shall recognize the accrued but untaken vacation and paid time off entitlement existing as at the applicable Closing Date in respect of any Purchaser Employee, and the Purchaser shall in respect of the full amount of such entitlement either: (i) permit such Purchaser Employee to take accrued vacation and paid time off in accordance with applicable Law and the Purchaser’s employment policies or (ii) if required by applicable Law or a collective bargaining agreement, make a payment in lieu of the accrued vacation and paid time off within the period mandated by applicable Law or the collective bargaining agreement. On the applicable Closing Date, the Seller shall provide to the Purchaser a schedule listing accrued but untaken vacation and paid time off entitlement for each applicable Purchaser Employee.

(c) The Parties acknowledge and agree that all provisions contained in this Article VI with respect to employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other person, including any employees, former employees, any participant in any Plan or Purchaser Plan or any beneficiary thereof or (ii) to continued employment with any Seller Party or the Purchaser, or particular benefits or coverage in any Plan or Purchaser Plan. For the avoidance of doubt, (A) the provisions of this Article VI shall not constitute an amendment to any Plan or Purchaser Plan, and (B) in no event shall any employee, former employee, any participant in any Plan or Purchaser Plan or any beneficiary thereof or any other person described herein be a third party beneficiary for purposes of this Agreement.

(d) No later than three (3) Business Days before each Closing Date, the Seller shall provide a list setting forth the name and Facility of any and all employees who have experienced an employment loss or layoff (as defined by the WARN Act) within ninety (90) days prior to such Closing Date (the “WARN List”). For a period of ninety (90) days after such Closing Date, the Purchaser shall not engage in any conduct which would result in an employment loss or layoff for a sufficient number of employees of the Purchaser at any Facility that, if aggregated with any such conduct prior to the Closing Date, would trigger obligations under the WARN Act. In satisfying its obligations under this Section 6.7(d), the Purchaser shall take into account and be entitled to rely upon the WARN List. Subject to the Purchaser’s compliance with its obligations under this Section 6.7(d), the Seller shall be responsible for all

WARN Act obligations with respect to terminations of employment for Purchaser Employees occurring on or prior to the applicable Closing Date and the Purchaser shall be responsible for all WARN Act obligations for all layoffs of Purchaser Employees on and after the applicable Closing Date.

6.8 Efforts and Actions.

(a) Each Party shall from time to time and without further consideration, before and after each Closing, and at no material cost or liability to itself, execute such further instruments and take such other actions as any other Party hereto shall reasonably request for itself or on behalf of a third party, provided such requests are solely in furtherance of its obligations set forth in any of the Transaction Documents and are wholly consistent therewith, to effectuate the purposes and terms set forth in the Transaction Documents and to provide for the orderly implementation of each Closing and, following each Closing, of the respective Parties’ rights and obligations as set forth in this Agreement.

(b) Following the Execution Date, the Seller shall permit reasonable access by the Purchaser and its representatives to seek to establish personal relationships with Physicians on each Facility’s medical staff and other Persons who have business relations with the Business; provided, however, that the Purchaser shall have no right to amend or modify any agreements applicable to the operation of the Business at any Non-Transferred Facility, or make any promise to do so and the Purchaser shall indemnify and hold harmless the Seller from any Loss incurred by the Seller as a result of the Purchaser’s conduct in this regard. The Seller shall be entitled, if it so elects, to have a representative participate in any such discussions.

(c) Following the Execution Date, for purposes reasonably related to the transactions contemplated by this Agreement, the Seller, the Seller Parties and the Peoria JV, as applicable, shall permit the Purchaser, its counsel, accountants and other representatives such access during normal Business hours and at the Purchaser’s expense to the Facilities; provided, however, that any such investigation or review shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business. No review or investigation by the Purchaser shall affect the representations and warranties made by the Seller pursuant to this Agreement or the remedies of the Purchaser for breaches of those representations and warranties

(d) To the extent that the Purchaser or any of its subsidiaries receives any mail or packages addressed to the Seller, any Seller Party or the Peoria JV not relating to the Purchased Assets or the Assumed Liabilities, the Purchaser shall promptly deliver such mail or packages to the Seller. After the applicable Closing Date, the Purchaser may deliver to the Seller any checks or drafts made payable to the Seller, any Seller Party or the Peoria JV that constitutes a Purchased Asset, and the Seller shall promptly deposit or cause to be deposited such checks or drafts, and, upon active receipt of funds, reimburse the Purchaser within five (5) Business Days for the amounts of all such checks or drafts, or, if so requested by the Purchaser, endorse such checks or drafts to the Purchaser for collection. To the extent the Seller, any Seller Party or the Peoria JV receives any mail or packages addressed to the Seller, any Seller Party or the Peoria JV but relating to the Purchased Assets or the Assumed Liabilities relating to any Transferred Facility, the Seller shall promptly deliver such mail or packages to the Purchaser. After the applicable Closing Date, to the extent that the Purchaser receives any cash or checks or drafts made payable to the Purchaser that constitutes an Excluded Asset, the Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon active receipt of funds from such checks or drafts, reimburse the Seller within five (5) Business Days for such amount received, or, if so requested by the Seller, endorse such checks or drafts to the Seller for collection. The Parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 6.8(d).

6.9 Overhead and Shared Services; National Contracts. The Purchaser acknowledges that the Business currently benefits from the National Contracts and receives Overhead and Shared Services from the Seller and its Affiliates. The Purchaser further acknowledges that, as it relates to the operation of the Business at any Transferred Facility, all such benefits from the National Contracts and provision of Overhead and Shared Services shall cease, and any agreement by the Business with the Seller or any of its Affiliates in respect to benefiting from the National Contracts or the provision of Overhead and Shared Services shall terminate, as of the Closing Date for such Transferred Facility. Following the applicable Closing, no Overhead and Shared Services shall be provided by the Seller or any of its Affiliates to any Transferred Facility.

6.10 Risk of Loss; Casualty Loss; Condemnation.

(a) If, between the date of this Agreement and the Closing applicable to any Facility, any of the Real Property or Transferred Equipment included in the Purchased Assets related to such Facility shall be destroyed or damaged in whole or in part (other than damage that is of such a de minimis nature that it would not reasonably be expected to have any practical effect on the use or value of the affected Facility) by fire, earthquake, flood, or other casualty (a “Casualty Loss”), the Seller shall deliver notice of such Casualty Loss to the Purchaser. If the repair of such Casualty Loss would, in the reasonable determination (the “Repair Estimate”) of an engineer, architect or contractor selected by the Seller and reasonably satisfactory to the Purchaser (the “Estimator”), cost less than fifty percent (50%) of the Purchase Price applicable to such Facility as set forth on Schedule 2.5, or in the reasonable determination of a major regional or national commercial real estate broker selected by the Seller and reasonably satisfactory to the Purchaser (the “Casualty Threshold”), then the Purchaser shall not have the right to terminate this Agreement with respect to such Facility as a result of such Casualty Loss and the Closing applicable to such Facility shall take place as provided herein, without reduction of the Purchase Price, and the Seller shall assign to the Purchaser at such Closing all right, title, interest or claim of the Seller in all insurance claims and proceeds payable to the Seller as a result of such Casualty Loss. For the avoidance of doubt, if such a Casualty Loss occurs, then the amount set forth on Schedule 2.5 as the Purchase Price for such Facility shall be reduced by the amount of the deductibles payable by the Seller in connection with such Casualty Loss.

(b) If, between the date of this Agreement and the Closing applicable to any Facility, a Casualty Loss occurs and the Repair Estimate exceeds the Casualty Threshold, then the Purchaser shall have the right to terminate this Agreement with respect to such Facility within ten (10) days after the Seller has given the Purchaser notice of such Casualty Loss, or at the applicable Closing, whichever is earlier, in which case the Parties’ rights and obligations hereunder with respect to such affected Facility shall terminate with no further liability on the part of any Party with respect to such affected Facility (other than to the extent any rights and obligations are expressly stated in this Agreement to survive termination of this Agreement). If the Purchaser does not elect to terminate this Agreement as set forth above, then the Closing shall take place as provided herein, without reduction of the Purchase Price, and the Seller shall assign to the Purchaser at the applicable Closing all right, title, interest or claim of Seller in all insurance claims and proceeds payable to the Seller as a result of such Casualty Loss.

(c) If, between the date of this Agreement and the Closing, any Condemnation is commenced with respect to any of the Real Property related to any Facility, the Seller shall deliver notice of such Condemnation to the Purchaser (unless such Condemnation is of such a de minimis nature that it would not reasonably be expected to have any practical effect on the use or value of the affected Facility). If the Condemnation is with respect to less than all of such Real Property and, in the reasonable determination of the Estimator, would not cause the Facility to be incapable of use in substantially the same manner as if such Condemnation had not occurred, then the Purchaser shall not have the right to terminate this Agreement with respect to such Facility as a result of such Condemnation and the Closing applicable to such Facility shall take place as provided herein, without reduction of the Purchase Price, and the Seller shall assign to the Purchaser at such Closing all of the Seller’s right, title and interest in and to all awards made in respect of such Condemnation and to pay over to the Purchaser all amounts theretofore received by the Seller (net of any reasonable out-of-pocket expenses) in connection with such Condemnation.

(d) If, between the date of this Agreement and the Closing, any Condemnation is commenced with respect to all, or a portion of the Real Property such that, in the reasonable determination of the Estimator, the Facility would be incapable of use in substantially the same manner as if such Condemnation had not occurred, then the Purchaser shall have the right to terminate this Agreement with respect to such Facility within ten (10) days after the Seller has given the Purchaser notice that such Condemnation has commenced, or at the applicable Closing, whichever is earlier, in which case the Parties’ rights and obligations hereunder with respect to such affected Facility shall terminate with no further liability on the part of any Party with respect to such affected Facility (other than to the extent any rights and obligations are expressly stated in this Agreement to survive termination of this Agreement). If the Purchaser does not elect to terminate this Agreement as set forth above, such Closing shall take place as provided herein, without reduction of the Purchase Price, and the Purchaser shall assign to the Seller at such Closing all of the Seller’s right, title and interest in and to all awards made in respect of such Condemnation and to pay over to the Purchaser all amounts theretofore received by the Seller (net of any reasonable out-of-pocket expenses) in connection with such Condemnation.

(e) Notwithstanding the foregoing, (i) the provisions of this Section 6.10 shall not in any way modify the Purchaser’s other rights under this Agreement, including any applicable right to terminate the Agreement if any condemnation, taking, damage or other destruction results in a Material Adverse Effect and (ii) the Purchaser may terminate this Agreement upon written notice to the Seller within ten (10) days after the Seller has given the Purchaser notice that a Condemnation has occurred with respect to a Specified Facility or that a Specified Facility has suffered a Casualty Loss.

6.11 Title Matters.

(a) The Purchaser acknowledges receipt of a copy of the title reports for each of the Real Properties listed in Schedule 6.11 (collectively, the “Title Reports”) and surveys (each, an “Existing Survey”) for each of the Real Properties listed in Schedule 6.11. The Purchaser acknowledges that it has had sufficient opportunity to review the Title Reports and Existing Surveys, accepts the state of facts revealed therein, and agrees that all matters shown in the Title Report and Existing Surveys shall in all instances constitute Permitted Encumbrances (other than Credit Agreement Encumbrances and any other Encumbrances that secure the payment of borrowed money (but not, with respect to the Leased Real Property, Encumbrances on the fee interest in such Real Property that secure the payment of borrowed money)).

(b) Prior to a Closing, the Purchaser may order updates or continuations of, and supplements to, the Title Reports (each a “Title Update”) for the applicable Transferred Facility. The Purchaser shall instruct the title company providing Title Updates (the “Title Company”) to simultaneously deliver directly to the Purchaser and the Seller copies of each Title Update (including tax and departmental searches) ordered by the Purchaser or otherwise issued by the Title Company, and copies of all underlying documentation referenced as an exception in such Title Update as soon as available.

(c) The Purchaser may obtain a new survey (or update of the Existing Survey, as applicable) for each of the Real Properties (a “Survey”) prepared by a registered land surveyor selected by the Purchaser for purposes of identifying the gross area of each Real Property, those portions of such Real Property, if any, which are located in a flood plain or in an area found to have special flood hazards, any easements, encroachments, rights-of-way, roads, lack of full access, deficiencies, gaps or any other matter with respect to the size, dimension and encumbrances affecting such Real Property. The Purchaser shall deliver a copy of the initial Survey prepared by such registered land surveyor to the Seller within five (5) Business Days of its receipt.

(d) The Purchaser shall have the right to deliver a written notice (a “Title Objection Notice”) to the Seller objecting to any items contained in a Title Update or Survey that are not Permitted Encumbrances, such Title Objection Notice to be delivered prior to the earlier of (i) ten (10) days after the Purchaser’s receipt of such Title Update or Survey and (ii) thirty (30) days prior to the applicable Closing Date. Failure of the Purchaser to provide a Title Objection Notice within such period (or to include any such matters in a timely delivered and valid Title Objection Notice) shall be deemed the Purchaser’s approval of all items contained in such Title Update or Survey. All such items that are not objected to by the Purchaser in a timely delivered and valid Title Objection Notice shall be deemed to be Permitted Encumbrances and the Purchase Price shall not be reduced. The Seller shall use such efforts and expend such amounts as it deems appropriate in its sole discretion to remove or cure prior to the applicable Closing for any Facility any title exceptions that are not Permitted Encumbrances to which the Purchaser properly and timely objects in the Title Objection Notice (which cure may, at the Seller’s election, involve obtaining, at the Seller’s expense, title insurance from the Title Company acceptable to the Purchaser insuring against the effect of such exceptions). The Seller shall not have any obligation to remove or cure any such exceptions or pay any amounts to cure or remove the same (excluding, however, any title objection that Seller has elected to remove or cure, as set forth in Seller’s Title Notice, as defined below). The Seller shall notify the Purchaser in writing within ten (10) days after receipt of the Title Objection Notice whether the Seller elects to attempt to remove or cure any such exceptions (“Seller’s Title Notice”), and the Seller’s failure to deliver Seller’s Title Notice in a timely manner shall be deemed an election by the Seller not to remove or cure such exceptions. If the Seller notifies the Purchaser that the Seller has elected to remove or cure any such exceptions, then the Seller shall be entitled to one or more adjournments of the applicable Closing for any Facility for a period of time not to exceed sixty (60) days in the aggregate in order to remove or cure such exceptions. If the Seller notifies the Purchaser that the Seller has elected not to remove or cure any such exceptions (or is deemed to have elected not to remove or cure such exceptions), then the Purchaser shall notify the Seller within ten (10) days after receipt of such notice (or date of deemed election, as applicable) whether the Purchaser elects to proceed to the applicable Closing for such Facility, taking title subject to such exceptions, or not to proceed to the applicable Closing for such Facility, in which case the parties shall be relieved of any further obligations under this Agreement with respect to such Facility. Failure of the Purchaser to provide such notice in a timely manner shall be deemed an election by the Purchaser to proceed to the applicable Closing for such Facility. If the Purchaser elects (or is deemed to have elected) to take title subject to any such exceptions under this Section 6.11, such exceptions shall become Permitted Encumbrances and the Purchase Price shall not be reduced.

(e) Notwithstanding anything to the contrary in Section 6.11(d), the Seller shall arrange for the release and discharge of any Credit Agreement Encumbrance with respect to any Transferred Facility, effective as of the applicable Closing Date, and deliver or cause to be delivered to the Closing customary lien terminations (including UCC-3 financing statements) and instruments of discharge (including mortgage releases, if applicable) with respect to such Credit Agreement Encumbrance on such Transferred Facility.

(f) The Purchaser shall be responsible for the costs of any Title Updates, Surveys and title insurance policies obtained by the Purchaser.

(g) The Purchaser shall not communicate with any landlord of the Seller or its Affiliates without the prior written consent of the Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

6.12 Lease Guaranties. The Purchaser shall cooperate with the Seller and use its reasonable best efforts to assist the Seller in obtaining a full and unconditional release of the Lease Guaranties from and after the Closing Date, which obligations of the Purchaser shall include providing a replacement guaranty for the benefit of the landlord under the applicable Real Property Lease in form and substance similar to the applicable Lease Guaranty (including, if requested by the Landlord, the Guarantor), except that such replacement guaranty shall only apply to matters accruing from and after the applicable Closing Date. If a full and unconditional release of any such Lease Guaranties is not obtained and any such Lease Guaranties remain outstanding following the Closing for any reason (regardless of whether or not the Purchaser has complied with its obligations under this Section 6.12) and the Seller elects in its sole discretion to waive the closing condition in Section 7.1(c)(v) or Section 7.2(c)(vi), as applicable, then the Purchaser shall indemnify and hold harmless the Seller and its Affiliates from and against all Losses suffered or incurred following the applicable Closing in connection with such Lease Guaranties as a result of the failure to obtain a full and unconditional release (including any costs incurred by the Seller or any of its Affiliates to obtain a full and unconditional release).

6.13 Use of Trademarks.

(a) The Purchaser acknowledges and agrees that it shall not use the Trademarks listed on Schedule 2.2(f) or any other Trademarks included among the Excluded Assets, and shall remove any such Trademarks from the Purchased Assets as soon as reasonably practicable, and in any event, no later than thirty (30) days following the applicable Closing Date.

(b) The Seller acknowledges and agrees that, on and after each applicable Closing, it shall not use the Trademarks listed on Schedule 2.1(f) relating to the Facilities transferred at such Closing, and shall remove any such Trademarks from the Excluded Assets as soon as reasonably practicable, and in any event, no later than thirty (30) days following the applicable Closing Date.

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions to Obligations of Each Party to Consummate the Transactions on the Initial Closing Date.

(a) The respective obligations of the Seller, on the one hand, and the Purchaser, on the other hand, to consummate the transactions contemplated hereby at the Initial Closing shall be subject to the satisfaction at or prior to the Initial Closing Date of each of the following conditions (any of which conditions (excluding the condition set forth in Section 7.1(a)(iv) below) may be waived by the mutual written agreement of the Seller, on the one hand, and the Purchaser, on the other hand, in whole or in part):

(i) there shall be no Order in effect expressly precluding consummation of the Initial Closing;

(ii) all filings required to be made and notices required to be given pursuant to the HSR Act shall have been made, all approvals or consents required thereby shall have been obtained and the waiting periods required thereby, if any, shall have expired or terminated;

(iii) the approvals that are listed on Schedule 7.1(a)(iii) shall have been obtained with respect to Transferred Facilities representing, in the aggregate, at least the Initial Closing Threshold; and

(iv) in respect of any Required Landlord Consent with respect to the Transferred Facilities comprising the Initial Closing Threshold, an Acceptable Landlord Consent.

(b) The obligations of the Purchaser to consummate the transactions contemplated hereby at the Initial Closing also shall be subject to the satisfaction at or prior to the Initial Closing Date or waiver by the Purchaser in the Purchaser’s sole discretion, of each of the following conditions:

(i) all the representations and warranties of the Seller contained in this Agreement shall be true and correct as of the Initial Closing Date, with the same effect as though such representations and warranties had been made on and as of the Initial Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ii) all of the covenants of the Seller contained in this Agreement to be performed by the Seller before the Initial Closing Date with respect to the Transferred Facilities being transferred at the Initial Closing shall have been performed in all material respects before the Initial Closing Date;

(iii) the Seller shall have delivered to the Purchaser a certificate of a duly authorized officer of the Seller dated as of the Initial Closing Date stating that the conditions specified in Section 7.1(b)(i) and Section 7.1(b)(ii) have been satisfied;

(iv) with respect to the Purchased Assets at each Transferred Facility being transferred at the Initial Closing, the Seller shall have delivered to the Purchaser or its designee (A) an original Bill of Sale and Assignment and Assumption Agreement in the form attached hereto as Exhibit C (each a “Bill of Sale and Assignment and Assumption Agreement”), (B) an original Lease Assignment and Assumption Agreement in the form attached hereto as Exhibit F (each, a “Lease Assignment and Assumption Agreement”); and (C) an original Midcap Letter Agreement in the form attached hereto as Exhibit D (the “Midcap Letter Agreement”);

(v) the Seller shall have delivered to the Purchaser or its designee an original, executed and notarized Deed in the applicable form attached hereto as Exhibit E with respect to any Owned Real Property related to each Transferred Facility being transferred at the Initial Closing (and the applicable original, executed and notarized Deed for the Richmond Ground Lease Improvements);

(vi) the Seller shall have delivered to the Purchaser or its designee a certification on non-foreign status duly executed by Seller dated as of the such Initial Closing Date and satisfying the requirements of Treasury Regulation Section 1.1445-2(b)(2)(i) (each a “FIRPTA Certificate”);

(vii) the Seller shall have delivered to the Purchaser a certificate of a duly authorized officer of the Seller dated as of the Initial Closing Date stating that as of the Initial Closing Date, (A) the Average Length of Stay at each of the Hospitals being transferred at the Initial Closing is greater than twenty-five (25) days for the periods that are (1) five (5) calendar months immediately prior to the Initial Closing Date and (2) six (6) calendar months immediately prior to the Initial Closing Date and (B) the aggregate earnings before interest expense, taxes, depreciation, amortization, rent expense and management fees, all as calculated in accordance with Seller’s past practice (“EBITDARM”) generated by the Facilities for the three (3) calendar months immediately prior to the month in which the Closing Conditions to the Initial Closing are satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken or information available at the Initial Closing) shall exceed the aggregate EBITDARM for all of the Facilities listed on Schedule 7.1(b)(vii);

(viii) the Seller has delivered to the Purchaser or its designee a power of attorney from the applicable Seller Party granting to the Purchaser a power of attorney to exercise the applicable Seller Party’s right under the Licenses necessary to operate each pharmacy located at the Facilities being transferred at the Initial Closing, in the form and substance mutually agreeable to the Seller and the Purchaser;

(ix) the Seller has delivered to the Purchaser an executed Account Control Agreement between the Seller and the Purchaser in respect of Seller’s Medicare Bank Accounts as provided for in Section 8.3(a), in the form set forth on Exhibit G, or if such form is not acceptable to the bank or banks where the Seller maintains the Seller’s Medicare Bank Accounts, then a form that is reasonably acceptable to such bank or banks and to the AR Lender (the “Account Control Agreement”); and

(x) the Seller has delivered to the Purchaser or its designee such additional instruments of conveyance and transfer as the Purchaser may prepare and reasonably require in order to more effectively vest in the Purchaser, and put the Purchaser in possession of, the Purchased Assets.

(c) The obligations of the Seller to consummate the transactions contemplated hereby at the Initial Closing also shall be subject to the satisfaction at or prior to the Initial Closing Date or waiver by the Seller in the Seller’s sole discretion, of each of the following conditions:

(i) all the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Initial Closing Date with the same effect as though such representations and warranties had been made on and as of the Initial Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii) all of the covenants of the Purchaser contained in this Agreement to be performed by the Purchaser before the Initial Closing Date shall have been performed in all material respects before the Initial Closing Date;

(iii) the Purchaser shall have delivered to the Seller a certificate of a duly authorized officer of the Purchaser dated as of the Initial Closing Date stating that the conditions specified in Section 7.1(c)(i) and Section 7.1(c)(ii) have been satisfied;

(iv) the Purchaser shall have executed and delivered the Bill of Sale and Assignment and Assumption Agreement, the Lease Assignment and Assumption Agreement and the Midcap Letter Agreement described in Section 7.1(b)(iv) with respect to each Transferred Facility;

(v) with respect to each Real Property Lease transferred at the Initial Closing, the Seller shall have received from the landlord under such Real Property Lease a release (which may be documented in the Lease Assignment and Assumption Agreement) from any liability arising from and after the date of such transfer, including, as applicable, a release in accordance with Section 6.12 of any Lease Guaranties provided by the Seller or any Seller Party under such Real Property Lease; and

(vi) the Purchaser shall have delivered to the Seller by wire transfer of immediately available funds the Purchase Price allocable to the Transferred Facilities being transferred at the Initial Closing in accordance with Section 2.5.

7.2 Conditions to Obligations of Each Party to Consummate the Transactions on Each Subsequent Closing Date.

(a) The respective obligations of the Seller, on the one hand, and the Purchaser, on the other hand, to consummate the transactions contemplated hereby at each Subsequent Closing shall be subject to the satisfaction at or prior to each Subsequent Closing Date of each of the following conditions (any of which conditions may be waived by the mutual written agreement of the Seller, on the one hand, and the Purchaser, on the other hand, in whole or in part):

(i) the Initial Closing shall have occurred;

(ii) there shall be no Order in effect expressly precluding consummation of such Subsequent Closing;

(iii) the approvals that are listed on Schedule 7.1(a)(iii) shall have been obtained with respect to the Transferred Facilities being transferred at such Subsequent Closing; and

(iv) in respect of any Required Landlord Consent with respect to the Transferred Facilities to be transferred at such Subsequent Closing, an Acceptable Landlord Consent.

(b) The obligations of the Purchaser to consummate the transactions contemplated hereby at each Subsequent Closing shall be subject to the satisfaction at or prior to each Subsequent Closing Date or waiver by the Purchaser in the Purchaser’s sole discretion, of each of the following conditions:

(i) all the representations and warranties of the Seller contained in this Agreement with respect to the Transferred Facilities being transferred at such Subsequent Closing shall be true and correct as of such Subsequent Closing Date, with the same effect as though such representations and warranties had been made on and as of such Subsequent Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect;

(ii) all of the covenants of the Seller contained in this Agreement to be performed by the Seller before such Subsequent Closing Date with respect to the Transferred Facilities being transferred at such Subsequent Closing shall have been performed in all material respects before such Subsequent Closing Date;

(iii) the Seller shall have delivered to the Purchaser a certificate of a duly authorized officer of the Seller dated as of such Subsequent Closing Date stating that the conditions specified in Section 7.2(b)(i) and Section 7.2(b)(ii) have been satisfied;

(iv) with respect to the Purchased Assets at each Transferred Facility being transferred at the Subsequent Closing, the Seller shall have delivered to the Purchaser or its designee (A) an original Bill of Sale and Assignment and Assumption Agreement (B) an original Lease Assignment and Assumption Agreement and an original Midcap Letter Agreement;

(v) the Seller shall have delivered to the Purchaser or its designee an original, executed and notarized Deed in the applicable form attached hereto as Exhibit E with respect to any Owned Real Property related to each Transferred Facility being transferred at the Subsequent Closing;

(vi) the Seller shall have delivered to the Purchaser or its designee a FIRPTA Certificate dated as of such Subsequent Closing Date;

(vii) the Seller shall have delivered to the Purchaser a certificate of a duly authorized officer of the Seller dated as of the Subsequent Closing Date stating that as of the Subsequent Closing Date, (A) the Average Length of Stay at each of the Hospitals being transferred at the Subsequent Closing is greater than twenty-five (25) days for the periods that are (1) five (5) calendar months immediately prior to such Subsequent Closing Date and (2) six (6) calendar months immediately prior to such Subsequent Closing Date; and (B) the aggregate EBITDARM generated by the Facilities not acquired at any Closing prior to such Subsequent Closing for the three (3) calendar months immediately prior to the month in which the Closing Conditions with respect to such Subsequent Closing are satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken or information available at such Subsequent Closing), together with the greater of (1) the aggregate EBITDARM listed on Schedule 7.1(b)(vii) for all of the Transferred Facilities acquired at any Closing prior to such Subsequent Closing and (2) the aggregate EBITDARM generated by all such Transferred Facilities for the three (3) calendar months immediately prior to the month in which the Closing Conditions with respect to each such Transferred Facility were satisfied or waived (other than those conditions that by their nature were to be satisfied by actions taken or information available at such Closing), exceeds the aggregate EBITDARM listed on Schedule 7.1(b)(vii) for all of the Facilities;

(viii) the Seller has delivered to the Purchaser or its designee a power of attorney from the applicable Seller Party granting to the Purchaser a power of attorney to exercise the applicable Seller Party’s right under the Licenses necessary to operate each pharmacy located at the Facilities being transferred at the Subsequent Closing, in the form and substance mutually agreeable to the Seller and the Purchaser;

(ix) the Seller has delivered to the Purchaser an executed Account Control Agreement; and

(x) the Seller has delivered to the Purchaser or its designee such additional instruments of conveyance and transfer as the Purchaser may prepare and reasonably require in order to more effectively vest in the Purchaser, and put the Purchaser in possession of, the Purchased Assets.

(c) The obligations of the Seller to consummate the transactions contemplated hereby at each Subsequent Closing also shall be subject to the satisfaction at or prior to each Subsequent Closing Date or waiver by the Seller in the Seller’s sole discretion, of each of the following conditions:

(i) all the representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of such Subsequent Closing Date with the same effect as though such representations and warranties had been made on and as of such Subsequent Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii) all of the covenants of the Purchaser contained in this Agreement to be performed by the Purchaser before such Subsequent Closing Date shall have been performed in all material respects before such Subsequent Closing Date;

(iii) the Purchaser shall have delivered to the Seller a certificate of a duly authorized officer of the Purchaser dated as of such Subsequent Closing Date stating that the conditions specified in Section 7.2(c)(i) and Section 7.2(c)(ii) have been satisfied;

(iv) the Purchaser shall have executed and delivered a Bill of Sale and Assignment and a Lease Assignment and Assumption Agreement with respect to the Purchased Assets of each Transferred Facility being transferred at such Subsequent Closing;

(v) the Purchaser shall have delivered to the Seller by wire transfer of immediately available funds the Purchase Price allocable to the Transferred Facilities being transferred at such Subsequent Closing in accordance with Section 2.5; and

(vi) with respect to each Real Property Lease transferred at such Subsequent Closing, the Seller shall have received from the landlord under such Real Property Lease a release (which may be documented in the Lease Assignment and Assumption Agreement) from any liability arising from and after the date of such transfer, including, as applicable, a release in accordance with Section 6.12 of any Lease Guaranties provided by the Seller or any Seller Party under such Real Property Lease.

ARTICLE VIII

POST-CLOSING RIGHTS AND OBLIGATIONS

8.1 Assumed Liabilities. After the Closing, the Purchaser shall duly and timely pay and perform all of the Assumed Liabilities in the Ordinary Course of Business as they become due.

8.2 Working Capital.

(a) Schedule 8.2 lists the current asset and current liability accounts of the Business that are relevant for the determination of working capital (the “Working Capital”) and sets forth the Seller’s accounting principles, methodologies and policies to be used in such determination (the “Calculation Principles”) as well as the format for the presentation of the

Working Capital calculation. For purposes of determining the amount of the Accounts Receivable under the Calculation Principles, the revenue from patients in the Facilities on the applicable Closing Date will be allocated over such patients’ full length of stay. In addition, the Accounts Receivable will exclude all Cost Reports Settlements for purposes of the Working Capital calculation.

(b) Not earlier than thirty (30) days after, but within ninety (90) days after, the earlier of (i) the Closing at which all Facilities have become Transferred Facilities and (ii) the termination of this Agreement, the Seller shall deliver to the Purchaser a written statement (the “Closing Statement”) that shall contain the Seller’s final calculation of (A) the Working Capital allocable to each Transferred Facility prepared on the basis of, and applying, the Calculation Principles (each, a “Closing Working Capital”) and (B) the sum of the Closing Working Capital for all Transferred Facilities (the “Final Working Capital”).

(c) If the Final Working Capital as finally determined in accordance with this Section 8.2 is (i) greater than the aggregate Targeted Working Capital for all Transferred Facilities, the Purchaser shall pay to the Seller an amount equal to the Final Working Capital less the Targeted Working Capital, or (ii) less than the Targeted Working Capital, the Seller shall pay to the Purchaser an amount equal to the Targeted Working Capital less the Final Working Capital, in either case by wire transfer, within three (3) Business Days after the final determination of such Final Working Capital, of immediately available funds to an account designated by the Party receiving payment. For the avoidance of doubt, if the Final Working Capital as finally determined in accordance with this Section 8.2 is equal to the Targeted Working Capital, no payment shall be made by or to either Party pursuant to this Section 8.2.

(d) If the Purchaser disagrees with the determination of the Final Working Capital, the Purchaser shall notify the Seller of such disagreement within forty-five (45) days after delivery of the Closing Statement (the “Disagreement Notice”). The Disagreement Notice shall set forth, in reasonable detail, any disagreement with, and any requested adjustment to, the Closing Statement. If the Purchaser fails to deliver a Disagreement Notice by the end of such forty-five (45)-day period, the Purchaser shall be deemed to have accepted the Closing Statement delivered by the Seller. Matters included in the calculations in the Closing Statement that the Purchaser does not object to in any Disagreement Notice shall be deemed accepted by the Purchaser and shall not be subject to further dispute or review.

(e) During the thirty (30) day period following the delivery of a Disagreement Notice, the Purchaser and the Seller shall negotiate in good faith to resolve any disagreement with respect to the Closing Statement and any resolution agreed to in writing by the Purchaser and the Seller shall be final and binding upon the Parties. At the end of such thirty (30) day period, the Seller and the Purchaser shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and were properly included in the Disagreement Notice. The Accounting Firm shall be BDO USA, LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the Seller and the Purchaser in writing. The Seller and the Purchaser shall use commercially reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within thirty (30) days of receipt of the submission. The determination of the Accounting Firm shall be final and binding on the Parties. The cost of any arbitration (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the Parties) pursuant to this Section 8.2 shall be borne by the Purchaser and the Seller in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. Other than the fees and expenses referred to in the immediately preceding sentence, each Party shall be responsible for its own fees and expenses incurred in connection with the preparation and review of the Closing Statement. The Purchaser and the Seller agree that any payments made pursuant to this Section 8.2 shall be allocated in a manner consistent with the allocation referred to in Section 2.6.

8.3 Medicare Payments and Treatment of Payments Received for Patients; Accounts Receivable; Billing and Collection Services.

(a) With respect to reimbursements and charges for items and services rendered by the Purchaser at the Transferred Facilities on and after the applicable Closing Date (the “Transition Period Invoices”) that are subject to reimbursement by the Medicare Program, and until such time as the Purchaser is certified as the holder of the Medicare Provider Numbers by CMS (the “Transition Period”) with respect to such Transferred Facilities, the Purchaser will bill the Medicare Program using the applicable Medicare Provider Numbers and associated national provider identifiers for the Transferred Facilities (collectively, the “Provider Numbers”) in full compliance with the conditions for participation in the Government Programs. Until such time as the Purchaser is certified as the holder of the Provider Numbers by CMS, such receipts for Transition Period Invoices (“Transition Period Receipts”) shall be paid into separate, segregated bank accounts of the Seller that the Seller shall establish after the Execution Date for each such Transferred Facility (collectively, the “Seller’s Medicare Bank Accounts”). Prior to or concurrently with each Closing, the Seller shall obtain a release of any Encumbrances in the Accounts Receivables transferred at such Closing (and any proceeds thereof) and in the Seller’s Medicare Bank Accounts with respect to the Facilities transferred at such Closing. Effective as of each Closing, the Seller (i) grants the Purchaser a lien on the Seller’s Medicare Bank Accounts related to the Transferred Facilities transferred at such Closing (each, a “Facility Account Lien”) to secure the obligations of the Seller to pay the Transition Period Receipts over to the Purchaser pursuant to this Agreement and (ii) shall enter into an Account Control Agreement at each Closing with respect to the Seller’s Medicare Bank Accounts with respect to the Facilities transferred at such Closing.

(b) The Seller shall remit to the Purchaser, on a weekly basis after the applicable Closing, any monies applicable to receipts from Accounts Receivable exclusively related to the Business at the Transferred Facilities that are not Transition Period Receipts (the “Other Receipts”) less any amounts payable pursuant to Section 8.3(d)(iii)(B), together with reasonable information detailing the amounts of such Other Receipts. The Seller agrees to cooperate (at no expense to the Seller or its Affiliates) with the Purchaser as reasonably required in order to permit the Purchaser to collect such Other Receipts. Promptly following the sale of a Transferred Facility, the Seller and the Purchaser shall issue instructions to each of the payors of the Other Receipts for such Transferred Facility, directing such payors to pay all of such Other Receipts directly to the Purchaser on and after the applicable Closing Date.

(c) The Purchaser intends to assign the Facility Account Liens and its rights to the Other Receipts as additional security under its Financing and the Seller hereby acknowledges such intent.

(d) Billing and Collection Services.

(i) On and after each Closing Date until the earlier of (A) six (6) months following the earlier of the applicable Closing or the termination of this Agreement and (B) ninety percent (90%) of the Transferred Accounts Receivable that are transferred at such Closing Date are collected (collectively, the “Billing and Collection Services Expiration Date”), the Seller shall, on behalf of the Purchaser and using the ordinary course billing and collection practices of the Seller, use its commercially reasonable efforts to:

1. Invoice the appropriate third party for such Transferred Accounts Receivable on and after the Closing;

2. receive, process and apply such Transferred Accounts Receivable;

3. resolve reasonable internal or external customer requests made or approved by the Purchaser with respect to such Transferred Accounts Receivable, including reasonable document requests;

4. provide monthly reports (on the fifteenth (15th) day after the last day of each month covered by that report) with respect to such Transferred Accounts Receivable, including aging reports; and

5. make available its accounting staff to answer questions regarding customer information with respect to such Transferred Accounts Receivable.

(ii) Notwithstanding anything to the contrary, the Seller shall not be required to provide any of the above services in connection with any patients that have not been discharged from a Facility on or before the applicable Closing Date for such Facility.

(iii) In consideration of the services provided by the Seller pursuant to this Section 8.3(d), the Seller shall be paid as follows:

(A) For the first fifty percent (50%) of the total unreserved amount of Transferred Accounts Receivable applicable to the Facilities transferred at each Closing that is collected after Closing, no payment shall be made by the Purchaser; and

(B) For the remaining balance of Transferred Accounts Receivable applicable to the Facilities that are transferred at each Closing, an amount equal to four percent (4%) of the amount of such remaining balance collected after Closing.

(iv) The Seller shall remit to the Purchaser any monies collected from the Transferred Accounts Receivable pursuant to this Section 8.3(d) less any amounts payable to the Seller pursuant to Section 8.3(d)(iii)(B).

(v) The Purchaser and the Seller shall each appoint one (1) person to act as its project manager (each, a “Project Manager”) to serve as the primary contact for any issues arising out of the performance of this Section 8.3(d). The initial Project Manager for the Seller shall be Joel Day and for the Purchaser shall be Kraig Couture. The Seller and the Purchaser agree to provide reasonable access (in person, by telephone or by e-mail) during normal business hours to its respective Project Managers for problem resolution. The Seller and the Purchaser may replace its Project Manager by notice to the other, such replacement to be effective as of the date of receipt of such notice by the other Party.

(vi) The Seller shall not have the right to terminate the services provided pursuant this Section 8.3(d) prior to the Billing and Collection Services Expiration Date.

(vii) Upon the earlier of the Billing and Collection Services Expiration Date or the termination of the services provided pursuant to this Section 8.3(d), the Seller shall, at the Purchaser’s option and sole cost, return or destroy (with certification of destruction) all Purchased Books and Records with respect to the Transferred Accounts Receivable, provided that the Seller shall not be obligated to return or destroy, as applicable, such Purchased Books and Records if such destruction is prohibited by applicable Law.

8.4 Preservation and Access to Records after the Closing.

(a) To the extent required by any applicable Law, the Parties agree to make available to the Comptroller General of the United States, the Department of Health and Human Services and their duly authorized representatives, the books, documents and records of the Parties and such other information as may be required by the Comptroller General or Secretary of Health and Human Services to verify the nature and extent of the costs of services provided by the Parties under the Contracts in connection with the Facility. If the Parties carry out the duties of any Contract through a subcontract worth $10,000 or more over a twelve (12) month period with a related organization, the subcontract will also contain as access clause to permit access by the Secretary, Comptroller General and their representatives to the related organization’s books and records.

(b) From and after the Closing Date, to the extent allowed by applicable Law, the Purchaser shall, in the Ordinary Course of Business and as required by applicable Law, keep and preserve all medical records and other Purchased Books and Records of each Transferred Facility existing as of the applicable Closing and which constitute a part of the Purchased Assets delivered to the Purchaser at such Closing. The Purchaser acknowledges that as a result of entering into this Agreement and operating the Facilities it will gain access to patient and other information which is subject to applicable Law concerning confidentiality. The Purchaser agrees to abide by any such applicable Law relating to the confidential information it acquires. The Purchaser agrees to maintain the patient records delivered to the Purchaser at each Closing in accordance with applicable Law (including, if applicable, Section 1861 (v)(I)(l) of the Social Security Act (42 U.S.C. §1395(v)(1)(1)), and requirements of relevant insurance carriers, all in a manner consistent with the maintenance of patient records generated at each Transferred Facility on and after the applicable Closing. Upon reasonable Notice, during normal business hours, at no cost or expense of the Seller (unless otherwise agreed upon by the Parties), the Purchaser will afford to the representatives of the Seller, including its counsel and accountants, full and complete access to, and at the sole cost and expense of the Seller (unless otherwise agreed upon by the Parties) copies of, (or, if requested by the Seller, the Purchaser will make copies at the Seller’s expense) the records transferred to the Purchaser at the Closing (including, without limitation, access to patient records of patients treated by the Seller or its Affiliates at the applicable Transferred Facility). Upon reasonable Notice, during normal business hours and at no cost or expense of the Seller (unless otherwise agreed upon by the Parties), the Purchaser shall also make its officers and employees available to Seller at reasonable times and places after the Closing. Any access to the Transferred Facility, their records or the Purchaser’s personnel granted to Seller in this Agreement shall be upon the condition that any such access will not materially interfere with the business operations of the Purchaser.

(c) In connection with (i) the transition of the Transferred Facility pursuant to the transaction under this Agreement, and (ii) the Seller’s rights to the Excluded Assets, the Purchaser shall after the Closing Date give the Seller and its representatives access during normal business hours to the Purchaser’s books, accounts and records and all other relevant documents and information with respect to the assets, liabilities and business of each Transferred Facility as representatives of the Seller may from time to time reasonably request, all in such manner as not to unreasonably interfere with the Purchaser’s business or with the operations of such Transferred Facility. The Purchaser shall also provide reasonable access to its employees as reasonably required by the Seller and its counsel (including access to obtain the assistance of the Purchaser’s employees to allow the Seller to prepare its final Cost Report), all in such manner as not to unreasonably interfere with the Purchaser’s business or with the operations of the Transferred Facility. The Seller shall coordinate its activities contemplated by this Section 8.4(c) through such person as is designated by the Seller through written notification to the Purchaser. Such documents and other materials shall be copied by the Purchaser for the Seller at Seller’s expense. The Seller shall reimburse the Purchaser for the Purchaser’s reasonable out-of-pocket costs incurred in connection with the Seller’s access to documents, information and the Purchaser’s personnel.

(d) The Purchaser and its representatives shall be given access by the Seller during normal business hours, to the extent reasonably needed by the Purchaser for business purposes, to all Excluded Assets, including documents, records, correspondence, work papers, and other documents retained by the Seller pertaining to any of the Purchased Assets or with respect to the operation of the Transferred Facility on or prior to the Closing Date (including accounts receivable, Cost Reports, and patient records, and medical records of persons who are not patients of a Transferred Facility at the applicable Closing Date), all in such manner as to not interfere unreasonably with the Seller’s business. Such documents and other materials shall be copied by the Seller for the Purchaser at the Purchaser’s expense. The Purchaser shall reimburse the Seller for the Seller’s reasonable out-of-pocket costs incurred in connection with this Section 8.4(d).

8.5 Reproduction of Transaction Documents. This Agreement and all documents relating hereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed, (b) the documents delivered at Closing, and (c) financial statements, certificates and other information previously or hereafter furnished to the Seller or to the Purchaser, may be reproduced by the Seller and by the Purchaser by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process and the Seller and the Purchaser may destroy any original documents so reproduced. The Seller and the Purchaser agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial, arbitral or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Seller or the Purchaser in the Ordinary Course of Business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. For the avoidance of doubt, this Section 8.5 shall not apply to any patient medical records.

8.6 Further Assurances. From and after the applicable Closing Date, each Party shall, at the request of the other Party, execute, acknowledge and deliver to the other Party, without further consideration, all such further assignments, conveyances, endorsements, special powers of attorney, consents and other documents, and take such other action within the scope of this Agreement, as such other Party may reasonably request to consummate the transactions contemplated by this Agreement.

8.7 Litigation Cooperation. After the Closing, upon prior reasonable request, each Party shall cooperate with the other, at the requesting Party’s expense, in furnishing information, testimony and other assistance in connection with any Actions, or Proceeding involving any of the Parties (other than in connection with disputes between the Parties) and based upon contracts, arrangements or acts of the Seller that were in effect or occurred before the Closing Date and that related to the Purchased Assets.

8.8 Cost-Report Matters.

(a) The Seller shall prepare and timely file all Cost Reports with respect to the Transferred Facilities relating to the periods ending on or prior to the applicable Closing Dates, including those relating to Medicare and other third-party payors that settle on a cost basis (the “Seller Cost Reports”), including all termination Cost Reports with respect to the Transferred Facility relating to the periods ending prior to Closing Date (“Termination Cost Reports”). The Termination Cost Reports shall be filed by the Seller in a manner consistent with (i) prior Cost Reports filed by the Seller with respect to the Transferred Facility, and (ii) applicable Law. At least ten (10) Business Days prior to the filing of any Seller Cost Reports or Termination Cost Reports, the Seller shall forward them to the Purchaser for its review. The Purchaser shall provide any comments to such Seller Cost Reports and Termination Cost Reports within five (5) Business Days of receipt of such Seller Cost Reports or Termination Cost Reports. The Purchaser shall forward to the Seller any and all correspondence that it may receive relating to the Seller Cost Reports or Termination Cost Report or rights to settlements and retroactive adjustments on the Seller Cost Reports or Termination Cost Reports (“Agency Settlements”)

within five (5) Business Days of receipt by the Purchaser; provided, however, that the Purchaser shall forward such correspondence to the Seller sooner if necessary for Seller to comply with a deadline stated in such correspondence. The Purchaser shall remit any receipts relating to the Seller Cost Reports, the Termination Cost Reports or the Agency Settlements within five (5) Business Days after receipt by the Purchaser (except those receipts, if any, which are to be paid to the Purchaser pursuant to this Agreement) and will forward any demand for payments within five (5) Business Days. The Seller shall retain all rights to all the Seller Cost Reports and the Termination Cost Reports, including, subject to the provisions of this Agreement, any payables resulting therefrom or receivables relating thereto, and the right to appeal any third-party payor determinations relating to the Agency Settlements. If the Seller declines to pursue any appeal with respect to any Seller Cost Reports or Termination Cost Reports that may have a financial impact on the Purchaser, the Purchaser shall have the right, but not the obligation, to pursue the appeal on behalf of the Seller, the Seller shall, at the Purchaser’s expense, take all steps reasonably necessary to enable the Purchaser to pursue such appeal, and the Seller shall be entitled to any recovery thereon that is attributable to the period prior to the Closing Date.

(b) Upon reasonable Notice and during normal business office hours, the Purchaser shall reasonably cooperate with Seller regarding the preparation, filing, handling, and appeals of the Seller Cost Reports, including the Termination Cost Reports. Upon reasonable Notice and during normal business office hours, the Purchaser shall reasonably cooperate with Seller in connection with any cost-report disputes, appeals or other claim-adjudication matters relative to a Government Reimbursement Program. Such cooperation shall include the providing of statistics and obtaining of files at the Transferred Facility, and the coordination with the Seller, pursuant to adequate Notice of Medicare and other third-party payor exit conferences or meetings. The Purchaser shall, upon reasonable Notice, during normal business office hours and at the sole cost and expense of Seller, and subject to applicable Law regarding confidentiality of patient records, provide the Seller reasonable access to relevant records of the Transferred Facilities, and shall allow the Seller and its representatives to copy any documents relating to the Seller Cost Reports and appeals thereof.

(c) Seller shall cooperate with the Purchaser in filing amendments to any Medicare Cost Reports previously filed by Seller for the Transferred Facilities that are reasonably requested by the Purchaser.

(d) After the Closing Date, the Seller shall promptly provide the Purchaser with reasonable and appropriate documentation regarding the Medicare bad debts incurred by the Seller prior to the Closing Date associated with each of the Transferred Facilities (the “Kindred Bad Debt”) for purposes of facilitating the Purchaser’s preparation of related cost reports. The Purchaser shall timely prepare and file with the Centers for Medicare and Medicaid Services and the appropriate state agency for each Transferred Facility, its initial cost report for the fiscal year commencing with the fiscal year in which the Closing Date occurs, and will include in its initial cost report the Kindred Bad Debt. During the five (5) year period following the Closing Date, the Purchaser shall also make a good faith effort to reconcile its cost report reimbursements and/or settlements with documentation the Seller provides to the Purchaser regarding Kindred Bad Debt and shall pay to the Seller any and all reimbursements and/or settlements related to Kindred Bad Debt pursuant to this Section 8.8(d). For the avoidance of doubt, the Purchaser shall receive the reimbursement benefit of any Kindred Bad Debt, to the extent the same is taken into account in determining Closing Working Capital pursuant to Section 8.2(a).

8.9 Covenant Not to Interfere. The Seller and the Parent each covenants and agrees that for a period of one (1) year after the applicable Closing Date, the Seller, the Parent and each of their respective Affiliates will not, directly or indirectly, unless acting in accordance with the Purchaser’s written consent, which consent shall not be unreasonably withheld, solicit for employment by the Seller, the Parent or any of their respective Affiliates, any Person who was an employee of a Transferred Facility as set forth on Schedule 4.11(a) of the Disclosure Schedules as of the applicable Closing Date; provided that, the Seller, the Parent and each of their respective Affiliates shall not be precluded from soliciting for employment or hiring, or taking any other action with respect to, any such employee who responds to general or public solicitation not targeted at such employees (including by a bona fide search firm).

8.10 Noncompetition. Except as provided below, for a period of five (5) years following the applicable Closing Date, neither the Parent, the Seller nor any other subsidiary of the Parent or the Seller shall, directly or indirectly (unless acting in accordance with the Purchaser’s written consent, which consent shall not be unreasonably withheld), own, manage, operate, finance or participate in the ownership, management, operation or financing of any new competitive business or enterprise located within a thirty-five (35) mile radius of a Transferred Facility (the “Hospital Service Area”). For purposes of this Section 8.10, the term “new competitive business or enterprise” shall mean (a) with respect to the Facility located in Amarillo, Texas an inpatient rehabilitation facility and (b) with respect to all Facilities, a long term acute care hospital as currently provided for in 42 C.F.R. 412.22(e) that provides inpatient care for medically complex patients, and in each case is first opened after the date of this Agreement. The Seller acknowledges that the provisions of this Section 8.10 are reasonable and necessary to protect the interests of the Purchaser, that any breach of this Section 8.10 will result in an irreparable injury to the Purchaser and that damages at law would not be reasonable or adequate compensation to the Purchaser for violation of this Section 8.10 and that, in addition to any other available remedies, the Purchaser shall be entitled to have the provisions of this Section 8.10 specifically enforced by preliminary and permanent injunctive relief without the necessity of proving actual damages or posting a bond or other security to an equitable accounting of all earnings, profits and other benefits arising out of any violation of this Section 8.10. In the event that the provisions of this Section 8.10 shall be deemed to exceed the time, geographic scope or other limitations permitted by applicable Law, then the provisions shall be deemed reformed to the maximum extent permitted by applicable Law. Notwithstanding anything in this Section 8.10 to the contrary, the Seller and other subsidiaries of the Parent shall have the right to participate in a transaction for the purpose of acquiring ownership or control of an entity or business enterprise that consists principally of facilities, entities or operations located outside of the Hospital Service Area if a condition of such transaction requires Seller or such other subsidiary to acquire a competitive business or enterprise in the Hospital Service Area and such acquisition (and, subsequent to the acquisition, the operation, management, financing and participation of such Person or such assets of such Person in such competitive business or enterprise) shall not constitute a breach of this Section 8.10. For the avoidance of doubt, nothing herein shall prohibit the Parent or any Affiliate of the Parent from providing ancillary services (including rehabilitation, pharmacy, home health, geriatric or hospice services) to a competitive business or enterprise (or any other facility).

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations, Warranties and Covenants.

(a) The covenants of the Parties contained in this Agreement or in any other document or instrument required to be executed and delivered pursuant to this Agreement at each Closing (each, a “Closing Document”) shall automatically terminate according to their terms. Except as otherwise provided in Section 9.1(b), all representations and warranties of the Seller, including with respect to any Transferred Facility, on the one hand, and the Purchaser, on the other hand, contained in this Agreement or in any Closing Document shall survive the applicable Closing Date and continue until the last day of the eighteenth (18th) month after the applicable Closing Date (and no longer) and automatically terminate thereafter without any action on the part of any Party hereto.

(b) The representations and warranties set forth in Section 4.1 (Corporate), Section 4.5 (Title to Purchased Assets; Absence of Encumbrances) and Section 5.1 (Corporate) (collectively, the “Fundamental Representations”) shall not expire and shall survive indefinitely. The representations and warranties set forth in Section 4.3 (Taxes) and Section 4.13 (Environmental Matters) shall expire on the last day of the thirty-sixth (36th) month after the applicable Closing Date.

(c) Notwithstanding anything in this Section 9.1 to the contrary, any covenant, representation or warranty in respect of any matter or claim for which indemnity may be sought hereunder shall survive the time at which it would otherwise terminate pursuant to Section 9.1(a) or Section 9.1(b) (in each case, the “Expiration Date”) until the final resolution of such matter or claim, if a bona fide Notice of Indemnification with respect to such matter or claim shall have been given to the applicable Indemnifying Party prior to the applicable Expiration Date.

9.2 Indemnification by the Seller and Parent.

(a) From and after the applicable Closing, subject to Section 9.2(b), and until the Expiration Date, the Seller and Parent shall jointly and severally indemnify, defend, save, protect and hold harmless the Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against any Loss incurred or suffered by such Purchaser Indemnified Party arising out of or resulting from:

(i) a breach of any representation or warranty made by the Seller in this Agreement;

(ii) a failure by the Seller to perform or comply with the covenants on the part of the Seller set forth in this Agreement; and

(iii) any Excluded Liability.

(b) Notwithstanding Section 9.2(a):

(i) the Seller and Parent shall not have any obligation to indemnify the Purchaser Indemnified Parties whatsoever from and against any Loss arising out of or resulting from Section 9.2(a)(i) unless and until such claim or claims for all such Losses exceeds $1,000,000 in the aggregate (the “Indemnification Threshold”), excluding any such Losses relating to a breach of one or more of the Fundamental Representations, which Losses shall not be included in determining whether the Indemnification Threshold has been reached; and

(ii) once the Indemnification Threshold is reached, the Purchaser Indemnified Parties may seek indemnification to recover the amount of Losses in excess of the Indemnification Threshold up to an aggregate of $17,500,000 and no more (the “Indemnification Cap”) pursuant to the procedures contained in this Article IX; provided that the Indemnification Cap shall not apply to (A) the Seller’s indemnification of Purchaser Indemnified Parties under this Section 9.2 for any Excluded Liabilities, (B) any breach of any covenant by the Seller in this Agreement, (C) a breach of any of the Fundamental Representations by the Seller or (D) any intentional fraud committed with actual knowledge by any of the individuals listed on Schedule 1.1(qqqq) with respect to the representations and warranties in Article IV, and the amounts of the Seller’s obligations with respect to such excepted items shall not be included in the calculation of amounts payable under the Indemnification Cap when determining whether the Seller and Parent are liable for any other indemnification obligation.

(c) For the avoidance of doubt, the Indemnification Threshold and the Indemnification Cap shall not apply with respect to (i) Losses arising out of or resulting from Excluded Liabilities pursuant to Section 9.2(a)(iii) or (ii) Losses arising out of or resulting from a failure by the Seller to perform or comply with the covenants on the part of Seller set forth in this Agreement pursuant to Section 9.2(a)(ii). When bringing an indemnification claim hereunder, Purchaser and the other Purchaser Indemnified Parties, in their sole discretion, shall have the option of seeking indemnification from the Seller and Parent under Section 9.2(a)(i), Section 9.2(a)(ii) and/or Section 9.2(a)(iii).

9.3 Indemnification by the Purchaser.

(a) From and after the applicable Closing, the Purchaser shall indemnify and hold harmless the Seller and its Affiliates, other than the Peoria JV (the “Seller Indemnified Parties”), from and against any Loss incurred or suffered by such Seller Indemnified Party arising out of or resulting from:

(i) a breach of any representation or warranty made by the Purchaser in this Agreement;

(ii) a failure by the Purchaser to perform or comply with any covenant of the Purchaser in this Agreement;

(iii) any obligations arising out of the Purchaser’s operation of the Business or with respect to a Purchased Asset from and after the applicable Closing Date and any Assumed Liability; and

(iv) any third party claims arising out of or relating to the provision by the Seller to the Purchaser of the services described in Section 8.3(d), other than any third party claims arising from the gross negligence, intentional misconduct or bad faith of the Seller.

(b) Notwithstanding Section 9.3(a), the Purchaser shall not have any obligation to indemnify the Seller Indemnified Parties from and against any Loss under Section 9.3(a)(i) unless and until such claim or claims for all such Losses exceeds an amount equal to the Indemnification Threshold. Subject to the immediately preceding sentence, once the Indemnification Threshold is reached, the Seller Indemnified Parties may seek indemnification under Section 9.3(a)(i) for all Losses in excess of the Indemnification Threshold incurred or suffered up to an amount equal to the Indemnification Cap (and no more) pursuant to the procedures contained in this Article IX; provided that the Indemnification Cap shall not apply to (A) the Purchaser’s indemnification of Seller Indemnified Parties under this Section 9.3 for any Assumed Liabilities, (B) any breach of any covenant by the Purchaser in this Agreement, (C) a breach of any Fundamental Representations by the Purchaser or (D) any intentional fraud committed with actual knowledge of any director or officer of the Purchaser with respect to the representations and warranties in Article V, and the amounts of the Purchaser’s obligations with respect to such excepted items shall not be included in the calculation of amounts payable under the Indemnification Cap when determining whether the Purchaser is liable for any other indemnification obligation.

9.4 No Duplicative Recovery.

(a) Any Losses for which any Indemnified Party would be entitled to indemnification under this Article IX shall be reduced by (i) the amount of insurance proceeds received or recovered under any insurance policies for the benefit of such Indemnified Party (including any title policies) and any cash payments, setoffs or recoupment of any payments recovered by such Indemnified Party in respect of such Losses and (ii) any Tax Benefit. Each Indemnified Party shall use commercially reasonable efforts to mitigate losses for which such Indemnified Party is subject to indemnification under this Article IX. Notwithstanding anything to the contrary in the previous Section, if an Indemnified Party believes that coverage for Losses is likely to be available under title policies, such Indemnified Party shall use commercially reasonable efforts to pursue any insurance proceeds available to such Indemnified Party pursuant to any title policies. If, after the Indemnifying Party has made an indemnification payment to an Indemnified Party in satisfaction of its obligations under this Article IX, the Indemnified Party actually recovers from any third parties amounts in respect of such Losses of the type described in the first sentence of this Section 9.4, it shall as promptly as practicable forward to the Indemnifying Party such amounts, but not in excess of the indemnification payment received by the Indemnified Party.

(b) Any indemnification payments made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price (as determined for U.S. federal income tax purposes) and shall be reflected as an adjustment to the consideration allocated to a specific asset, if any, giving rise to the adjustment and if any such adjustment does not relate to a specific asset, such adjustment shall be allocated in accordance with the allocation principles set forth in Section 2.6.

9.5 Assumption of Defense. An Indemnified Party shall promptly give notice (each, a “Notice of Indemnification”) to each Indemnifying Party after obtaining knowledge of any matter as to which recovery may be sought against such Indemnifying Party because of the indemnity set forth above, and, if such indemnity shall arise from the claim of a third party, shall permit such Indemnifying Party to assume the defense of any such claim or any proceeding resulting from such claim; provided, however, that failure to give any such Notice of Indemnification promptly shall not affect the indemnification provided under this Article IX except, and only, to the extent such Indemnifying Party shall have been actually prejudiced as a result of such failure or if such Notice of Indemnification is not given to the Indemnifying Party prior the applicable Expiration Date. If an Indemnifying Party assumes the defense of such third party claim, such Indemnifying Party shall have full and complete control over the conduct of such proceeding on behalf of the Indemnified Party and shall, subject to the provisions of this Section 9.5, have the right to decide all matters of procedure, strategy, substance and settlement relating to such proceeding; provided, however, that any counsel chosen by such Indemnifying Party to conduct such defense shall be reasonably satisfactory to the Indemnified Party; and provided, further, however, that the Indemnifying Party shall not without the written consent of the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the matter which (a) does not include a provision whereby the plaintiff or the claimant in the matter releases the Indemnified Party from all liability with respect thereto, and (b) in the case of the Purchaser, does not include any provision that would impose any obligation (including an obligation to refrain from taking action) upon the Seller. The Indemnified Party may participate in such proceeding and retain separate co-counsel at its sole cost and expense (and, for the avoidance of doubt, such cost and expense shall not constitute a Loss for purposes of the Indemnification Obligations).

9.6 Non-Assumption of Defense. If no Indemnifying Party is permitted or elects to assume the defense of any such claim by a third party or proceeding resulting therefrom, the Indemnified Party shall diligently defend against such claim or litigation in such manner as it may deem appropriate and, in such event, the Indemnifying Party or parties shall reimburse the Indemnified Party for all reasonable and actually incurred out-of-pocket costs and expenses, legal or otherwise, incurred by the Indemnified Party and its Affiliates in connection with the defense against such claim or proceeding, within thirty (30) days after the receipt of detailed invoices. The Indemnified Party shall not settle or compromise any such claim without providing the Indemnifying Party with at least fifteen (15) days prior written notice, together with complete copies of all settlement documentation.

9.7 Indemnified Party’s Cooperation as to Proceedings. The Indemnified Party will cooperate in all reasonable respects with any Indemnifying Party in the conduct of any proceeding as to which such Indemnifying Party assumes the defense, except to the extent the Indemnified Party could reasonably be expected to be prejudiced thereby. The Indemnifying Party or parties shall promptly reimburse the Indemnified Party for all reasonable and actually incurred out-of-pocket costs and expenses, legal or otherwise, incurred by the Indemnified Party or its Affiliates in connection therewith, within thirty (30) days after the receipt of detailed invoices.

9.8 Exclusive Remedy. From and after the applicable Closing, and notwithstanding any covenant or representation in any Deed to the contrary, (a) the provisions of Section 8.2 and this Article IX shall constitute the sole and exclusive remedy for any and all claims arising under, out of, or related to this Agreement or the transactions contemplated hereby and (b) no person shall have any other entitlement, remedy or other recourse directly or indirectly from any other Party or its Affiliates (whether on the basis of a claim sounding in tort, contract, statute or otherwise); provided, however, that nothing herein shall limit the right of any Party to seek specific performance or injunctive relief in connection with a breach by the other Party of its obligations under this Agreement.

ARTICLE X

TERMINATION; EFFECT OF TERMINATION; EXCLUSIVITY

10.1 Termination. Notwithstanding anything herein to the contrary,

(a) this Agreement may be terminated and the transactions contemplated hereby abandoned at any time:

(i) by mutual written consent of the Seller and the Purchaser;

(ii) by either the Seller or the Purchaser, upon prior written notice to the other Party, if (A) the Initial Closing shall not have occurred within one-hundred and eighty (180) days of the Execution Date or (B) the final Subsequent Closing shall not have occurred within two-hundred and seventy (270) days of the Execution Date (each of the dates in the foregoing clauses (A) and (B), a “Termination Date”); provided that the right to terminate this Agreement under this Section 10.1(a)(ii) shall not be available to any Party whose failure to fulfill in any material respect any covenants and agreements of such Party set forth in this Agreement was a cause of the failure of the Closing to occur before the applicable Termination Date;

(iii) by either the Seller or the Purchaser in the event that any Law shall have been enacted or Order issued by any Governmental Authority that directly prohibits the consummation of any Closing that has not occurred as of the date of such enactment or issuance, and such Law or Order shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 10.1(a)(iii) shall not be available to any Party whose failure to fulfill in any material respect any covenants and agreements of such Party set forth in this Agreement was a cause of the failure of the event or condition giving rise to the right to terminate this Agreement;

(iv) by either the Seller or the Purchaser if the other Party has (A) breached this Agreement in any manner that would result in a failure of a Closing Condition to be satisfied and (B) failed to cure any such breach within thirty (30) days of receipt of written notice of such breach (which notice shall specify in reasonable detail the nature of such breach and the Party’s intention to terminate this Agreement if such breach is not cured); provided that the right to terminate this Agreement under this Section 10.1(a)(iv) shall not be available to any Party whose failure to fulfill in any material respect any covenants and agreements of such Party set forth in this Agreement was a cause of the failure of the event or condition giving rise to the right to terminate the Agreement;

(v) by the Seller or the Purchaser pursuant to Section 6.3(d) if a Specified Facility is withdrawn by the Seller; provided that the right to terminate this Agreement under this Section 10.1(a)(v) shall not be available to any Party whose failure to fulfill in any material respect any covenants and agreements of such Party set forth in this Agreement was a cause of the failure of the event or condition giving rise to the right to terminate this Agreement;

(vi) by the Seller, if (A) (1) prior to the Initial Closing, all of the Closing Conditions set forth in Section 7.1(a) and Section 7.1(b) shall have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Initial Closing) or (2) prior to any Subsequent Closing, all of the conditions set forth in Section 7.2(a) and Section 7.2(b) shall have been satisfied with respect to any Facility (other than those conditions that by their nature are to be satisfied by actions taken at a Subsequent Closing) and (B) the Purchaser fails to complete the Initial Closing or the Subsequent Closing within fifteen (15) Business Days following the date the Closing should have occurred pursuant to Section 3.1, and the Seller irrevocably confirmed in writing that (1) all of the Closing Conditions to the Seller’s obligations with respect to such Closing have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at such Closing) or will be waived by the Seller and (2) it is prepared to consummate the Closing;

(vii) by the Seller, upon the withdrawal, termination or repudiation of any Debt Financing Letter and such withdrawal, termination or repudiation has not been cured by the Purchaser within the earlier of (A) fifteen (15) Business Days after the date on which such withdrawal, termination or repudiation occurs and (B) four (4) Business Days prior to the relevant Termination Date; and

(viii) by the Purchaser pursuant to Section 6.3(d) or Section 6.10(e) with respect to such Facility; and

(b) this Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time, with respect to a Facility by the Seller pursuant to Section 6.10(d) and the Purchaser pursuant to Section 6.11(d).

10.2 Effect of Termination.

(a) If this Agreement is terminated prior to the final Subsequent Closing then this Agreement shall become void and of no further force and effect, except (i) for the provisions of Section 6.5 (relating to confidentiality), Sections 10.1 and 10.2 (relating to termination) and Article XI (relating to certain miscellaneous provisions) and (ii) if one of more Closings have occurred, any covenants or agreements shall survive such termination with regard to any Transferred Facility to the extent such covenants or agreements expressly contemplated performance after the applicable Closing Date.

(b) If this Agreement is terminated pursuant to Section 10.1(a)(i), Section 10.1(a)(ii), Section 10.1(a)(iii), Section 10.1(a)(v), Section 10.1(a)(viii) or Section 10.1(b), none of the Parties shall be liable to the other Parties for any liabilities and damages that occurred prior to such termination other than liability for intentional and material breaches of this Agreement that occurred prior to such termination. If this Agreement is terminated by the

Purchaser pursuant to Section 10.1(a)(iv), then the Purchaser may pursue and enforce any and all rights and remedies that may be available to it. If this Agreement is terminated as provided herein, each Party shall upon request redeliver or destroy as soon as practicable (which delivery or destruction may be deferred until the resolution of any disputes relating to this Agreement) any or all documents, work papers and other material of any other Party relating to its business or affairs or the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same, other than any material which is of public record.

(c) If this Agreement is terminated by the Seller (i) prior to the Initial Closing pursuant to Section 10.1(a)(iv), Section 10.1(a)(vi) or Section 10.1(a)(vii), then the Purchaser will pay the Seller an amount equal to the applicable amount set forth on Schedule 10.2(c) as the Seller’s sole and exclusive remedy hereunder, and (ii) after the Initial Closing pursuant to Section 10.1(a)(iv), Section 10.1(a)(vi) or Section 10.1(a)(vii), then the Purchaser will pay the Seller an amount equal to the amount set forth on Schedule 10.2(c) as the Seller’s sole and exclusive remedy hereunder (each such fee, a “Termination Fee”). In the event a Termination Fee is payable, such fee shall be paid to the Seller by the Purchaser in immediately available funds within five (5) Business Days after the date on which this Agreement is terminated pursuant to Section 10.1(a)(iv), Section 10.1(a)(vi) or Section 10.1(a)(vii). The Purchaser acknowledges and agrees that the agreements contained in this Section 10.2(c) are an integral part of the transactions contemplated hereby, and that without these agreements, the Seller would not enter into this Agreement; accordingly, if the Purchaser fails to promptly pay the applicable Termination Fee when due and, in order to obtain such payment, the Seller commences an Action that results in a judgment against the Purchaser for a Termination Fee or any portion thereof, the Purchaser shall pay to the Seller the reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) of the Seller in connection with such Action, together with interest on the amount of such Termination Fee or portion thereof at the prime rate as published by the Wall Street Journal, Eastern Edition, in effect on and including the date such payment was required to be made through and including the date of payment.

(d) Notwithstanding anything to the contrary in this Agreement, if the Purchaser fails to effect any Closing when required by Section 3.1 due to its failure to receive the Financing necessary for such Closing, then, (i) except for the right of the Seller to an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by Section 11.12, the Seller’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Purchaser and the Guarantor and any of their respective former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, Financing Sources or assignees (each, a “Related Party,” and collectively, the “Related Parties”) or any Related Party of any Related Party for any breach, loss or damage shall be to terminate this Agreement and receive payment of the applicable Termination Fee and the costs, in each case, only to the extent provided by Section 10.2(c) or pursuant to Section 11.13, as applicable, and expenses as provided in Section 6.4 and, (ii) except as provided in the immediately foregoing subclause (d), none of the Related Parties or any Related Party of a Related Party shall have any liability to the Seller or any of its Affiliates relating to or arising out of this Agreement (except, for the avoidance of doubt, for the Guarantor’s obligation under Section 11.13), the Debt Financing Letters or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise; provided that in no event will (A) the Purchaser be required to pay a Termination Fee on more than one occasion or (B) the Financing Sources, their Related Parties or Post Acute Medical LLC be required to pay any Termination Fee or the costs and expenses provided in Section 6.4. Following termination of this Agreement and the payment of the applicable Termination Fee and the costs and expenses provided in Section 6.4, none of the Related Parties or any Related Party of any Related Party shall have any further liability to the Seller or any of its subsidiaries relating to or arising out of this Agreement, the Debt Financing Letters or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Related Parties or any Related Party of any Related Party shall have any further liability to the Seller relating to or arising out of this Agreement or the transactions contemplated hereby except, in each case, for the provisions of Section 6.5 (relating to confidentiality) and Article XI (relating to certain miscellaneous provisions).

10.3 Exclusivity. Neither Seller nor any Affiliate of Seller shall, directly or indirectly, (i) solicit, initiate, or encourage the submission of any proposal or offer from any other Person; (ii) enter into any discussion or negotiation with any other Person; (iii) enter into any agreement, understanding or commitment with any other Person; or (iv) distribute information to any other Person, in any case for or relating to the sale of all or part of the Purchased Assets. Seller shall notify the Purchaser immediately if anyone makes a proposal, offer or inquiry regarding a purchase of any part of the Purchased Assets.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement. Subject to the foregoing, no expenses of the Seller relating in any way to the purchase and sale of the Purchased Assets hereunder and the transactions contemplated hereby, including legal, accounting or other professional expenses of the Seller shall be charged to or paid by the Purchaser or included in any of the Assumed Liabilities. No expenses of the Purchaser relating in any way to the purchase and sale of the Purchased Assets hereunder and the transactions contemplated hereby, including legal, accounting or other professional expenses of the Purchaser shall be charged to or paid by any Seller or included in any of the Excluded Liabilities. The foregoing shall not limit, however, any Party’s right to include expenses in any claim for damages against any other Party who breaches any legally binding provision of this Agreement to the extent provided in this Agreement.

11.2 Entirety of Agreement. This Agreement (including the Disclosure Schedules and all other schedules and exhibits hereto which are incorporated into and are a part of this Agreement), together with any certificates and other instruments delivered hereunder, including the Transaction Documents, state the entire agreement of the Parties, merge all prior negotiations, agreements and understandings, if any, and state in full all representations, warranties, covenants and agreements that have induced this Agreement. Each Party agrees that in dealing with third parties no contrary representations will be made.

11.3 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally or by a nationally recognized overnight courier service to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

If to the Seller or to Parent, addressed to:

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202

Attn: Joseph L. Landenwich, Co-General Counsel and Corporate Secretary

Attn: Gregory Miller, Chief Development Officer

With a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attn: Ethan A. Klingsberg and Benet J. O’Reilly

If to the Purchaser, addressed to:

Vibra Healthcare, LLC

4550 Lena Drive, Suite 225

Mechanicsburg, Pennsylvania 17055

Attn: Clint Fegan, CFO

With copies to (which shall not constitute notice):

Counsel to the Purchaser:

McNees Wallace & Nurick LLC

100 Pine Street

Harrisburg, Pennsylvania 17101

Attn: Michael L. Hund

And

Post Acute Medical, LLC

3550 Market Street, Suite 202

Camp Hill, Pennsylvania 17011

Attn: Anthony F. Misitano, President

or to such other address or to such other person as either Party shall have last designated by such notice to the other Party.

11.4 Amendments; Waivers. This Agreement may be modified or amended only by an instrument in writing, duly executed by the Purchaser and the Seller. No waiver by any Party of any term, provision, condition, covenant, agreement, representation or warranty contained in this Agreement (or any breach thereof) shall be effective unless it is in writing executed by the Party against which such waiver is to be enforced. No waiver shall be deemed or construed as a further or continuing waiver of any such term, provision, condition, covenant, agreement, representation or warranty (or breach thereof) on any other occasion or as a waiver of any other term, provision, condition, covenant, agreement, representation or warranty (or of the breach of any other term, provision, condition, covenant, agreement, representation or warranty) contained in this Agreement on the same or any other occasion.

11.5 Counterparts; Facsimile. For the convenience of the Parties, this Agreement may be executed in any number of counterparts, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. Facsimile transmission of any signed original counterpart transmission shall be deemed the same as the delivery of an original.

11.6 Assignment; Binding Nature; No Beneficiaries; Purchaser’s Permitted Assignees. (a) This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto; provided that, subject to Section 11.6(b) and Section 11.6(c), the Purchaser may assign and transfer its interest in this Agreement, in whole or in part, upon prior written notice to, but without consent of the Seller, to (i) any subsidiary of the Purchaser, (ii) Post Acute Medical II, LLC or any of its subsidiaries or (iii) the Financing Sources (collectively, the “Purchaser’s Permitted Assignees”), but no other party. The Purchaser shall promptly provide the Seller with a copy of any such assignment (which shall be in form and substance reasonably satisfactory to the Seller), and provided that the Seller is reasonably satisfied with such assignment, the Seller shall execute and deliver any consents reasonably required by the Financing Sources in connection therewith.

(b) Notwithstanding anything to the contrary, no assignment by the Purchaser shall (i) expand any of the Seller’s or the Parent’s obligations and liabilities hereunder or change any of the terms or conditions of this Agreement, the Transaction Documents or the transactions contemplated by this Agreement or the Transaction Documents; (ii) relieve the Purchaser of liability to the Seller for all obligations and liabilities to be performed by or on behalf of the Purchaser hereunder or pursuant to the Transaction Documents with respect to the Seller and its Affiliates and (iii) be made if it would reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

(c) Any such assignment made by the Purchaser shall be effective only with respect to any Purchaser’s Permitted Assignee that appoints and grants the Purchaser with exclusive power and authority on behalf of such Purchaser’s Permitted Assignee and its successors and assigns, to (i) interpret the terms and provisions of this Agreement, including Article IX, and the Transaction Documents, (ii) negotiate, execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents, (iii) receive service of process in connection with any claims under this Agreement or the Transaction Documents, (iv) make any indemnification claims pursuant to Article IX, (v)

make any determinations and settle any matters in connection with the Purchase Price adjustment in Section 8.2 or any indemnification claims pursuant to Article IX, (vi) agree to negotiate, enter into settlements and compromises of and assume the defense of claims and comply with orders of courts with respect to such claims and to take all actions necessary or appropriate in the sole judgment of the Purchaser for the accomplishment of the foregoing, including taking all such actions as may be necessary under this Agreement, including Article IX, and the Transaction Documents, (vii) give and receive notices and communications, (viii) receive and distribute any amounts received pursuant to this Agreement or the Transaction Documents, including Section 8.2 and Article IX (if any), (ix) exercise any access or inspection rights, including pursuant to Section 8.4 and (x) take all actions necessary or appropriate in the judgment of the Purchaser on behalf of the Purchaser’s Permitted Assignees including the Purchaser Indemnified Parties in connection with this Agreement and the Transaction Documents. A decision, act, consent or instruction of the Purchaser, including an amendment, extension or waiver of this Agreement or the Transaction Documents, shall constitute a decision of all the Purchaser’s Permitted Assignees and shall be final, binding and conclusive upon the Purchaser’s Permitted Assignees. The Seller and its Affiliates are entitled to rely upon any such decision, act, consent or instruction of the Purchaser as being the decision, act, consent or instruction of all the Purchaser’s Permitted Assignees. The Seller and its Affiliates are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Purchaser.

(d) Subject to Section 11.6, Section 11.6(b) and Section 11.6(c), this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective heirs, personal representatives, legatees, successors and permitted assigns. Except as otherwise expressly provided in Article IX, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective heirs, personal representatives, legatees, successors and permitted assigns.

11.7 Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

11.8 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the state of New York without giving effect to any choice or conflict of law provision or rule (whether of the state of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of New York.

11.9 Forum; Waiver of Jury Trial.

(a) Except as otherwise provided in Section 2.6 and Section 8.2, in any Action between the Parties arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement, any Transaction Document or any of the transactions contemplated thereby: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of either the state or federal courts located in the County of New York, New York, and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid.

(b) Each of the Parties hereby irrevocably waives any and all right to trial by jury of any claim or cause of action in any legal proceeding arising out of or related to this Agreement or the transactions or events contemplated hereby or any course of conduct, course of dealing, statements (whether verbal or written) or actions of any Party. The Parties each agree that any and all such claims and causes of action shall be tried by the court without a jury. Each of the Parties hereto further waives any right to seek to consolidate any such legal proceeding in which a jury trial has been waived with any other legal proceeding in which a jury trial cannot or has not been waived.

11.10 Remedies Cumulative. Except as otherwise provided herein, the remedies provided for or permitted by this Agreement shall be cumulative and the exercise by any Party of any remedy provided for herein shall not preclude the assertion or exercise by such Party of any other right or remedy provided for herein.

11.11 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

11.12 Enforcement.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. Except as otherwise set forth in this Section 11.12, the Parties acknowledge and agree that, prior to the valid termination of this Agreement pursuant to Section 10.1, the Parties shall be entitled, without posting a bond or similar indemnity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court as specified in Section 11.9, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that the Seller shall not be entitled to obtain specific performance of the Purchaser’s obligation to consummate any Closing pursuant to Section 3.1 unless each of the following conditions are satisfied: (i) if (A) prior to the Initial Closing, all of the Closing Conditions set forth in Section 7.1(a) and Section 7.1(b) shall have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Initial Closing) or (B) prior to any Subsequent Closing, all of the conditions set forth in Section 7.2(a) and Section 7.2(b) shall have been satisfied with respect to any Facility (other than those conditions that by their nature are to be satisfied by actions taken at a Subsequent Closing), (ii) the Financing has been funded, (iii) the Purchaser has failed or indicated that it will fail to complete such Closing in accordance with Section 3.1 and (iv) the Seller has confirmed to the Purchaser in writing that if specific performance is granted and the Financing is funded, and the Purchaser otherwise complies with its obligations hereunder, then the Closing will occur.

(b) Nothing set forth in this Section 11.12 shall require the Seller to institute any proceeding for (or limit the Seller’s right to institute any proceeding for) specific performance under this Section 11.12 prior or as a condition to exercising any termination right under Section 10.1 or receiving a Termination Fee following such termination, nor shall the commencement of any legal proceeding pursuant to this Section 11.12 or anything set forth in this Section 11.12 restrict or limit the Seller’s right to terminate this Agreement in accordance with the terms of Section 10.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

(c) To the extent any Party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to specifically enforce any provision that expressly survives termination of this Agreement pursuant to Section 9.1) when expressly available to such Party pursuant to the terms of this Agreement, each Termination Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action (it being understood that this Section 11.12 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Debt Financing Letters (including the expiration or termination provisions thereof)).

11.13 Guarantee.

(a) The Guarantor, as primary obligor and not merely as surety, hereby absolutely, unconditionally and irrevocably guarantees the full and timely payment and performance of all obligations of the Purchaser incurred under, arising out of or in connection with this Agreement and the other Transaction Documents, as from time to time amended, modified or supplemented in accordance with their terms (such obligations, the “Guaranteed Obligations”), provided that the Guarantor’s obligation for payment of the Guaranteed Obligations shall be limited to the amount set forth on Schedule 11.13. This is an unconditional guarantee of payment and performance, and not of collectability. For the avoidance of doubt, the Guarantor’s obligations under this Section 11.13 shall be satisfied in the same manner as the underlying obligations guaranteed pursuant to this Section 11.13(a), and, subject to this Section 11.13, shall be no greater than the Purchaser’s liability in respect of the underlying obligations guaranteed by Guarantor in this Section 11.13(a).

(b) The Seller shall not be obligated to file any claim related to the Guaranteed Obligations in the event the Purchaser becomes subject to a bankruptcy, reorganization or similar proceeding and the failure of the Seller to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Seller hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder as if such payment had not been made.

(c) The Guarantor waives promptness, diligence, notice of the acceptance of this guarantee and of the Guaranteed Obligations, presentment, demand for payment or performance, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred and other notices of all kinds in respect of this guarantee and the Guaranteed Obligations, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, and all suretyship defenses (other than fraud and contractual defenses to payment or performance available to the Purchaser under this Agreement).

(d) The Guarantor further agrees that the Guaranteed Obligations hereunder shall not be discharged except by complete performance or payment of the amounts payable under this Agreement, as applicable, and that the obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of the Seller to assert any claim or demand or enforce any right or remedy against the Purchaser or any other Person; (ii) insolvency, bankruptcy, reorganization or similar proceeding affecting the Purchaser or any related party, or the dissolution, liquidation, merger, or winding up of any such entity; (iii) any change in the time, place or manner of payment of any of the Guaranteed Obligations or any waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms thereof or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (iv) any change in the corporate existence, structure or ownership of the Guarantor, the Purchaser or any other Person interested in the transactions contemplated by this Agreement; (v) the existence of any claim, set-off or other right that the Guarantor may have against the Seller or any other entity; or (vi) the adequacy of any other means the Seller may have of obtaining payment related to any of the Guaranteed Obligations. If at any time payment under this Agreement is rescinded or must be otherwise restored or returned by the Seller upon the insolvency, bankruptcy or reorganization of the Purchaser, the Guarantor or otherwise, the Guarantor’s obligations hereunder with respect to such payment shall be reinstated upon such restoration or return being made by the Seller, all as though such payment had not been made. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, each Party has duly executed and delivered this Agreement as of the Execution Date.

KINDRED HEALTHCARE OPERATING, INC.

By:	/s/ Gregory C. Miller
Name: Gregory C. Miller
Title: Chief Development Officer

VIBRA HEALTHCARE II, LLC

By:	/s/ Clint Fegan
Name: Clint Fegan
Title: Secretary/Treasurer

Solely with respect to Section 8.9, Section 8.10 and Article IX:

KINDRED HEALTHCARE, INC.

By:	/s/ Gregory C. Miller
Name: Gregory C. Miller
Title: Chief Development Officer

Solely with respect to Section 5.5, Section 5.6, Section 6.4 and Section 11.13:

VIBRA HEALTHCARE, LLC

By:	/s/ Clint Fegan
Name: Clint Fegan
Title: Secretary/Treasurer